                                                Filed Pursuant to Rule 424(b)(4)
                                                      Registration No. 333-56911

                                3,000,000 SHARES

                    [LOGO OF TERAYON COMMUNICATION SYSTEMS]
                                  COMMON STOCK

                                 ------------

  All of the 3,000,000 shares of Common Stock of Terayon Communication Systems, Inc. ("Terayon" or the "Company") are being sold by the Company. Prior to this offering, there has been no public market for the Common Stock. See "Underwriting" for information relating to the method of determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "TERN."

                                 ------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 5.

                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
    PASSED  UPON   THE  ACCURACY  OR  ADEQUACY  OF  THIS   PROSPECTUS.  ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                                                  UNDERWRITING
                                  PRICE TO        DISCOUNTS AND      PROCEEDS TO
                                   PUBLIC        COMMISSIONS(1)      COMPANY(2)
--------------------------------------------------------------------------------
Per Share...................       $13.00             $0.91            $12.09
--------------------------------------------------------------------------------
Total(3)....................     $39,000,000       $2,730,000        $36,270,000
================================================================================

(1) See "Underwriting" for information relating to indemnification of the Underwriters and other matters.
(2) Before deducting expenses payable by the Company, estimated at $1,400,000.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 450,000 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public as shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $44,850,000, $3,139,500 and $41,710,500, respectively. See "Underwriting."

                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about August 21, 1998.

BT ALEX. BROWN

                 HAMBRECHT & QUIST

                                   LEHMAN BROTHERS

                                                            SALOMON SMITH BARNEY

                The date of this Prospectus is August 17, 1998.

   Graphic consisting of a depiction of the following components of broadband communications solutions:

                           S-CDMA Cable Modem System
                          Standards-Based Modem System
                             Technology Leadership
                                 Set-Top Boxes
                              IP Circuit Telephony


  TeraComm, TeraLink, TeraPro, TeraView and Terayon are trademarks of the Company. All other trademarks or service marks appearing in this prospectus are the property of their respective owners.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OF THE COMPANY, INCLUDING OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                                   [Gatefold]

                          TERAYON CABLE MODEM SYSTEMS:
                              BROADBAND INNOVATION

 INTERNET          CABLE HEADEND                COAX OR HFC             CORPORATE OFFICE

 PRIVATE          TERALINK GATEWAY              COAX OR HFC                 TERAPRO
 BACKBONE                                                                 CABLE MODEM
 NETWORK

                  TERALINK MASTER               COAX OR HFC              SMALL BUSINESS
                     CONTROLLER

                      TERAVIEW                                            RESIDENTIAL
                 ELEMENT MANAGEMENT
                      SOFTWARE

                    [graphic depicting the components of the
               TeraComm system and potential users of the system]

Captions:

S-CDMA, CORE TECHNOLOGY. Terayon's S-CDMA technology allows cable operators to provide reliable two-way broadband communications, utilizing more of the existing upstream bandwidth than alternative broadband access technologies.

FLEXIBLE ARCHITECTURE. The Company's system can be deployed on any cable infrastructure, from pure coaxial systems to hybrid fiber/coax ("HFC") upgraded systems, providing cable operators with a cost-effective broadband access solution.

ECONOMIC ADVANTAGE. The Terayon system does not require costly cable infrastructure upgrades, filters or new cable drops, allowing cable operators to provide broadband access services with low start-up costs.

RESIDENTIAL AND COMMERCIAL SERVICES. Terayon's system allows cable operators to provide tiered levels of service--from lower margin residential Internet access to higher margin commercial services.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Except as set forth in the consolidated financial statements or as otherwise indicated herein, information in this Prospectus (i) gives effect to the reincorporation of the Company from California to Delaware in July 1998, (ii) gives effect to the conversion of all of the Company's outstanding shares of Preferred Stock into shares of Common Stock, which will occur automatically upon the closing of this offering and
(iii) assumes that the Underwriters' over-allotment option is not exercised. See "Description of Capital Stock" and "Underwriting." This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual events or results could differ materially from those expressed in or implied by these forward-looking statements as a result of a number of factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

                                  THE COMPANY

  Terayon develops, markets and sells cable modem systems that enable cable operators to cost-effectively deploy reliable two-way broadband access services. The Company's TeraComm system is designed to allow cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system are able to provide additional revenue-generating services to end users, enabling cable operators to compete effectively in the emerging market for broadband access services.

  In recent years, the volume of bandwidth intensive data, voice and video traffic across the Internet, corporate intranets and other public networks has increased dramatically. International Data Corporation ("IDC") estimates that the number of Internet users will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. IDC also estimates that the number of home office households will increase from approximately 35 million at the end of 1997 to approximately 50 million by the end of 2002. Although various technologies have emerged to address the need for broadband access, the existing cable infrastructure currently provides the highest available two-way transmission speeds and "always-on" availability. In addition, the existing cable infrastructure currently passes more than 95% of homes in the U.S. and a large number of small businesses.

  The Company's TeraComm system, comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning Software, is based on Terayon's Synchronous Code Division Multiple Access ("S-CDMA") technology. S-CDMA enables reliable two-way broadband communications over both pure coaxial and hybrid fiber/coax ("HFC") cable infrastructure by maximizing resistance to noise that interferes with data transmissions over previously unusable frequency spectrum. Cable operators utilizing cable modems based on alternative technologies such as Time Division Multiple Access must typically upgrade their networks to an HFC architecture. The TeraComm system is designed to allow cable operators to minimize these costly and time-consuming network upgrades.

  Terayon's objective is to be the leading provider of cable modem systems to cable operators seeking to provide broadband access services to residential and commercial end users. Key elements of the Company's strategy are to supply leading cable operators worldwide, establish relationships with industry leaders, expand worldwide distribution channels, provide superior customer service and support, adopt and advocate industry standards, and leverage its S-CDMA technology.

  Terayon sells its products to cable operators through direct sales forces in North America, Latin America and Europe. The Company also distributes its products via distributors and systems integrators. Companies currently using or distributing the TeraComm system include Shaw Communications Inc., TCA Cable TV, Inc., Cablevision Systems, Inc. and Crossbeam Networks Corporation, a wholly owned subsidiary of Sumitomo Corporation.

  Terayon was incorporated in California in January 1993 and reincorporated in Delaware in July 1998. The Company's executive offices are located at 2952 Bunker Hill Lane, Santa Clara, California 95054 and its telephone number is
(408) 727-4400.

                                  RISK FACTORS

  The Common Stock offered hereby involves a high degree of risk. Risks related to this offering include the Company's early stage of development and history of losses; the Company's significant future capital requirements; fluctuations in the Company's operating results; market acceptance of cable modems and the availability of competing technologies; the evolving market for the Company's products, rapid technological change, market acceptance of S-CDMA; the Company's ability to achieve cost reductions; the Company's limited manufacturing experience and dependence upon its contract manufacturer; evolving industry standards; the Company's dependence on a small number of customers and on cable operators and other service providers. See "Risk Factors."

                                  THE OFFERING

 Common Stock offered by the Company........  3,000,000 shares
 Common Stock outstanding after the
  offering.................................. 16,220,733 shares (1)
 Use of proceeds............................ Capital expenditures, research and development, working capital
                                             and other general corporate
                                             purposes
 Nasdaq National Market symbol.............. TERN

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS
                                                                     ENDED
                              YEARS ENDED DECEMBER 31,              JUNE 30,
                          ------------------------------------  -----------------
                           1994     1995      1996      1997     1997      1998
                          -------  -------  --------  --------  -------  --------
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................  $   140  $    --  $     --  $  2,118  $    93  $  9,376
Cost of goods sold......       --      676        --     6,462      482    11,517
                          -------  -------  --------  --------  -------  --------
Gross profit (loss).....      140     (676)       --    (4,344)    (389)   (2,141)
                          -------  -------  --------  --------  -------  --------
Operating expenses:
 Research and develop-
  ment..................      235    2,028     8,020    11,319    5,886     4,923
 Sales and marketing....       17      205     1,141     4,468    1,523     2,969
 General and administra-
  tive..................       84      825     1,789     2,546    1,105     1,282
                          -------  -------  --------  --------  -------  --------
 Total operating ex-
  penses................      336    3,058    10,950    18,333    8,514     9,174
                          -------  -------  --------  --------  -------  --------
Loss from operations....     (196)  (3,734)  (10,950)  (22,677)  (8,903)  (11,315)
Net interest income (ex-
 pense).................       --       68       253       128      123       (32)
                          -------  -------  --------  --------  -------  --------
Net loss................     (196)  (3,666)  (10,697)  (22,549)  (8,780)  (11,347)
Series F convertible
 preferred stock divi-
 dend(2)................       --       --        --        --       --   (23,910)
                          -------  -------  --------  --------  -------  --------
Net loss applicable to
 common stockholders....  $  (196) $(3,666) $(10,697) $(22,549) $(8,780) $(35,257)
                          =======  =======  ========  ========  =======  ========
Historical basic and di-
 luted net loss per
 share applicable to
 common stockholders(3).  $ (0.10) $ (1.02) $  (2.64) $  (5.26) $ (2.10) $  (7.65)
                          =======  =======  ========  ========  =======  ========
Shares used in computing
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders(3).    2,000    3,589     4,054     4,289    4,182     4,611
                          =======  =======  ========  ========  =======  ========
Pro forma basic and di-
 luted net loss per
 share applicable to
 common stockholders(3).                              $  (2.07)          $  (2.91)
                                                      ========           ========
Shares used in pro forma
 basic and diluted net
 loss per share applica-
 ble to common stock-
 holders(3).............                                10,873             12,132
                                                      ========           ========

                                                            JUNE 30, 1998
                                                        -----------------------
                                                         ACTUAL   AS ADJUSTED(4)
                                                        --------  -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.............................. $  6,030    $ 40,900
Working capital........................................      194      35,064
Total assets...........................................   16,634      51,504
Long-term debt (less current portion)..................       24          24
Accumulated deficit....................................  (72,420)    (72,420)
Total stockholders' equity (net capital deficiency).... $ (3,871)   $ 38,512

--------
(1) Based on number of shares outstanding on June 30, 1998. Excludes (i) 2,483,292 shares issuable upon exercise of options outstanding at a weighted average exercise price of $2.50 per share, (ii) 3,107,851 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $6.60 per share, (iii) 2,453,937 shares reserved for future grants under the Company's stock option plans, and (iv) 700,000 shares reserved for issuance pursuant to the Company's 1998 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

(2) See Note 8 of Notes to Consolidated Financial Statements for an explanation of the convertible preferred stock dividend.

(3) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.

(4) As adjusted to reflect (i) the sale of 3,000,000 shares of Common Stock offered by the Company, based on an initial public offering price of $13.00 per share and the application of the estimated net proceeds therefrom and
    (ii) the conversion of all outstanding shares of Preferred Stock into shares of Common Stock upon the closing of this offering. See "Use of Proceeds."

                                 RISK FACTORS

  The shares offered hereby involve a high degree of risk. The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the shares of Common Stock offered hereby. The discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include those discussed below as well as those discussed elsewhere herein. See "Information Regarding Forward-Looking Statements."

  Early Stage of Development; History of Losses. The Company was incorporated in January 1993, began shipping products commercially in June 1997 and has only been shipping products in volume since the first quarter of 1998. Most commercial shipments of the Company's products through December 1997 were in limited quantities to customers deploying cable modems in pre-commercial trials. Accordingly, the Company has a very limited operating history, which makes the prediction of future operating results difficult. The Company has incurred significant losses since inception, including losses of $3.7 million, $10.7 million, $22.5 million and $35.3 million for 1995, 1996, 1997 and for the six months ended June 30, 1998, respectively. At June 30, 1998, the Company had an accumulated deficit of $72.4 million. The Company believes that it will continue to experience net losses for the foreseeable future. Because a majority of the Company's expenses are fixed in advance, the Company generally is unable to reduce its expenses significantly in the short term to compensate for any unexpected delay or decrease in anticipated revenues. As the Company increases its commercialization activities, it expects to increase expense levels in each of the next several quarters primarily to support increased sales and marketing and technical support costs. Accordingly, any significant delay in the Company's anticipated revenues or commercialization of new products would have an immediate adverse effect on the Company's business, operating results and financial condition. In addition, the Company has had negative gross margins since inception, and there can be no assurance that any growth in revenues will result in positive gross margins or operating profits.

  The revenue and profit potential of the Company's business and industry are unproven, and the Company's limited operating history makes its future operating results difficult to predict. The Company has had limited experience selling its products to cable operators and only a limited number of cable operators have purchased the Company's products for commercial deployment. The market for the Company's products has only recently begun to develop, is rapidly changing and is characterized by an increasing number of competitors and competing technologies, as well as evolving industry standards. See "-- Market Acceptance of Cable Modems; Competing Technologies," "--Dependence on Small Number of Customers," "--Ability to Market Effectively to Cable Operators," "--Highly Competitive Industry; Established Competitors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Significant Future Capital Requirements. The Company will require substantial capital resources to continue to develop, manufacture and market its products, to expand its product line and to fund its future operations. The Company also may require additional capital resources to enter into corporate partnerships, strategic alliances or joint ventures. There can be no assurance that such financing will be available when needed, if at all, or on terms favorable to the Company. Any additional equity financings will be dilutive to stockholders, and debt financings, if available, will affect operating results and may require the Company to agree to restrictive covenants. Failure to generate or raise sufficient funds may require the Company to delay or abandon some or all of its planned future expansion or expenditure, which could have a material adverse effect on the Company's business, operating results or financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

  Fluctuations in Operating Results. The Company's quarterly revenues will be difficult to predict due to a number of factors and the Company expects to experience significant fluctuations in its operating results on a quarterly and an annual basis for the foreseeable future. Revenues will vary depending on the timing of orders and shipments. Orders by the same customer can vary in size over time, depending on whether the Company's products are intended for trial or commercial deployment purposes, and depending on the geographic area covered by the customer's deployment. Customers that have forecast deployment plans and product orders may delay orders for many customer-specific reasons, such as changes in customer marketing plans, delays in completing any infrastructure or billing system upgrades required to offer new services, variations in capital spending budgets and delays in obtaining regulatory approval for commercial deployment. Customers also may delay orders for industry-wide reasons such as the adoption of new technologies by cable operators, telephone or wireless telecommunications companies, or changes in U.S. and international regulations. For example, the Company's product shipments to date to a customer in Brazil have been significantly lower than anticipated due to delays in certain regulatory approvals in Brazil. There can be no assurance that similar delays will not occur in other countries in which the Company is marketing or planning to market its products. Any such delays would have a material adverse effect on the Company's operating results for a particular period. In addition, cable operators in certain parts of Asia are required to obtain licenses prior to deploying data services over cable, and delays in obtaining such licenses by the Company's customers could have an adverse impact on the Company's operating results for a particular period. Competitive factors may affect both Company revenues and profitability. Customers may delay orders due to new product announcements by the Company or its competitors. The Company's average selling prices for its products may be lower than expected as a result of competitive pricing pressures, the Company's promotional programs and customers who negotiate price reductions in exchange for longer term purchase commitments. The Company's expenses generally will vary from quarter to quarter depending on the level of actual and anticipated business activities. Research and development expenses will vary as the Company commences development of new products and as development programs move to wafer fabrication, which results in higher engineering expenses.

  The timing and volume of customer orders are difficult to forecast because cable operators require a long sales cycle before placing orders. In addition, cable operators typically require delivery of products within 90 days. Accordingly, the Company has a limited backlog of orders, and net sales for any future quarter are difficult to predict. Supply, manufacturing or testing constraints could result in delays in the delivery of the Company's products. Further, sales generally are made pursuant to purchase orders, which can be rescheduled, reduced or cancelled with little or no penalty. Any delay in the product deployment schedule of one or more of the cable operators targeted by the Company would have an adverse effect on the Company's operating results for a particular period. In addition, due to the relatively large dollar size of the Company's typical transaction, any delay in the closing of a transaction could have a significant impact on the Company's operating results for a particular period. See "--Limited Manufacturing Experience and Dependence on Contract Manufacturer" and "--Lengthy Sales Cycle."

  A variety of factors affect the Company's gross margin, including average selling prices ("ASPs") of the Company's products, the sales mix of products, type of distribution channel, the volume of products manufactured and cost reduction measures. Historically, ASPs in the data communications industry have decreased over the life of individual products and technologies. The Company anticipates that unit ASPs of its products will decline in the future, which could cause a decrease in the gross margins for these products. As a result, the Company's gross margin also is affected by the maturity of TeraComm deployments in any quarter, because new deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product, which typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. The Company's gross margin also is affected by the sales mix of TeraLink 1000 Master Controllers, TeraLink Gateways and TeraPro cable modems, as the

TeraPro cable modems have significantly lower margins than the TeraLink 1000 Master Controller and TeraLink Gateway headend products. The Company expects to achieve only nominal margins on the TeraPro cable modems and expects that sales of TeraPro cable modems will continue to constitute a significant portion of its revenues for the foreseeable future. See "--Erosion of Average Selling Prices" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  Market Acceptance of Cable Modems; Competing Technologies. The Company's future success, operating results and financial condition will be substantially dependent upon whether cable modems gain widespread commercial acceptance by cable operators and end users of broadband access services. Because cable operators have only recently begun to deploy broadband access services based on cable modem technology, the market for services based on such technology has not yet developed and the Company cannot accurately predict the future growth rate, if any, or the ultimate size of the cable modem market. Critical issues concerning the use of cable modems, including security, reliability, cost, ease of deployment and administration, and Quality of Service, remain largely unresolved and may adversely affect the Company's growth and the market acceptance of its products. The market for cable modems may be affected by the development of other technologies that enable the provisioning of broadband access services. Examples of such technologies include technologies that increase the efficiency of digital transmission over telephone companies' existing copper infrastructure, such as various Digital Subscriber Line technologies ("xDSL"), as well as Integrated Service Digital Network ("ISDN"). Similarly, broadband access services may be deployed over a number of other media, including fiber optic cable, direct broadcast satellite ("DBS"), Local Multipoint Distribution Service ("LMDS"), Multichannel Multipoint Distribution Service ("MMDS") and other wireless technologies. Broadband access services based on some of these competing technologies are already available and could materially limit acceptance of cable modem-based services. The Company also anticipates competition from all-digital systems, which may be offered from telecommunications or other service providers, such as the recently announced Integrated On-Demand Network from Sprint Corporation. The Company is unable to predict the effect of all-digital networks on competition among service providers who are introducing broadband access, and therefore the effect on the Company. The failure of broadband access services based on cable modem technology to gain widespread commercial acceptance by cable operators and end users of broadband access services would have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Industry Background."

  Evolving Market; Rapid Technological Change; Market Acceptance of S-
CDMA. The markets for the Company's products are characterized by rapid technological change, evolving industry standards, changes in end-user requirements and frequent new product introductions and enhancements, all of which are outside the control of the Company. The Company believes that its future success will depend upon its ability to enhance its existing products and to develop and introduce new products that meet a wide range of evolving cable operator and end-user needs and achieve market acceptance. There can be no assurance that the Company's potential customers, specifically cable operators, will not adopt alternative technologies or deploy alternative services that are incompatible with the Company's products, since the Company's products currently are not interoperable with other suppliers' products. The occurrence of either of the foregoing events would have a material adverse affect on the Company's business, operating results and financial condition.

  The demand for broadband access services has resulted in the development of several competing modulation techniques. The Company's products utilize a proprietary modulation technique known as Synchronous Code Division Multiple Access ("S-CDMA"), while several of the Company's competitors utilize modulation technologies known as Time Division Multiple Access ("TDMA") and Frequency Division Multiple Access ("FDMA"). The Company's headend equipment and cable modem products currently are not interoperable with the headend equipment and modems of other suppliers of broadband access products. As a result, potential customers who wish to purchase broadband access products from multiple suppliers may be reluctant to purchase the Company's products. While the Company believes that S-CDMA offers superior capabilities over TDMA and FDMA, there can be no assurance that major cable operators will adopt the Company's proprietary modulation technology. If major cable operators do not adopt products or technologies based on S-CDMA at all, or in the time frame anticipated by the Company, or if they adopt technologies based on competing modulation technologies rather than the Company's S-CDMA technology, the Company's business, operating results and financial condition would be materially adversely affected. Further, to the extent that competitors using TDMA or FDMA modulation technologies can incorporate functionality and capabilities currently found in S-CDMA, the value of the Company's proprietary S-CDMA technology would be diminished. See "Business--Industry Background."

  Ability to Achieve Cost Reductions. Certain of the Company's competitors currently offer cable modems at prices lower than those of the Company's cable modems. Market acceptance of the Company's products, and the Company's future success, will depend in part on reductions in the unit cost of the Company's products. The Company expects that as headend equipment becomes more widely deployed, the price of cable modems and other products will decline. In particular, the Company believes that the adoption of industry standards such as Data Over Cable Service Interface Specifications ("DOCSIS") will cause increased price competition for cable modems. However, there can be no assurance that the Company will be able to reduce the cost of its modems sufficiently to enable it to compete with other cable modem suppliers. While the Company has initiated cost reduction programs to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will keep pace with competitive pricing pressures or lead to improved gross margins. If the Company is unable to obtain cost reductions, its gross margin and profitability will be adversely affected. Many of the Company's competitors are larger and manufacture products in significantly greater quantities than the Company intends to for the foreseeable future. Consequently, such competitors are likely to have more leverage in obtaining favorable pricing from suppliers and manufacturers. In order to remain competitive, the Company expects that it will have to significantly reduce the cost of manufacturing its cable modems through design and engineering changes. Reductions in such manufacturing costs will require the Company to utilize more highly integrated components in future products and may require the Company to enter into high volume or long-term purchase or manufacturing agreements. For example, the Company has developed and intends to introduce a single-board modem by the end of 1998, which the Company anticipates will provide cost savings over its current dual-board modem. There can be no assurance that the Company will be successful in redesigning its products, that any such redesign will be made on a timely basis and without introducing significant errors and product defects, or that any such redesign, including the single-board modem, would result in sufficient cost reductions to allow the Company to significantly reduce the list price of its products or improve its gross margin. Moreover, there can be no assurance that volume purchase or manufacturing agreements will be available on terms that the Company considers acceptable. To the extent that the Company enters into a high volume or long-term purchase or manufacturing agreement and then decides that it cannot use the products or services offered by such agreement, the Company's business, operating results or financial condition could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  Limited Manufacturing Experience and Dependence on Contract Manufacturer. In the first quarter of 1998, the Company commenced volume shipments of its products and transitioned substantially all of its manufacturing operations from CMC California, Inc. ("CMC") to Solectron Corporation ("Solectron"). Any interruption in Solectron's operations could adversely affect the Company's ability to meet its scheduled product deliveries to customers. The Company has had only limited experience manufacturing its products to date, and there can be no assurance that the Company, Solectron or any other manufacturer of the Company's products will be successful in increasing the volume of its manufacturing efforts. In addition, given the Company's lack of manufacturing experience, together with the complexity of the manufacturing process, there can be no assurance that the Company will not encounter difficulty in manufacturing its products in volume. The Company's limited operating history and the early stage of the cable modem market make it difficult for the Company to accurately forecast demand for its products. The Company's inability to accurately forecast the actual demand for its products could result in supply, manufacturing or testing capacity constraints. Such constraints could result in delays in the delivery of the Company's products or the loss of existing or potential customers, either of which could have a material adverse effect on the Company's business, operating results or financial condition. In addition, the Company has unconditional purchase obligations of approximately $15.2 million as of June 30, 1998, primarily to Solectron, to purchase minimum quantities of materials and components used to manufacture the Company's products. If demand for the Company's products is lower than anticipated, the fulfillment of these obligations by the Company could adversely affect the Company's business, operating results or financial conditions. See "Business--Manufacturing" and Note 4 of Notes to Consolidated Financial Statements.

  Dependence on Component Availability and Key Suppliers. The Company manufactures all of its products using components or subassemblies procured from third-party suppliers. Certain of these components are available from a single source and others are available from limited sources. In addition, some of the components are custom parts produced to the Company's specifications. For example, the Company currently relies on VLSI Technology, Inc. ("VLSI") to supply a custom ASIC that is used in its products. Other components, such as the radio frequency ("RF") tuner and some surface acoustic wave filters are procured from sole source suppliers. Any interruption in the operations of vendors of sole sourced parts could adversely affect the Company's ability to meet its scheduled product deliveries to customers. There can be no assurance that delays in key component or product deliveries will not occur in the future due to shortages resulting from a limited number of suppliers, the financial or other difficulties of such suppliers or the possible limitation in component product availability due to significant worldwide demand for such components. For example, in the second half of 1997, the Company did not receive the full shipment of cable modems anticipated from its subcontract manufacturer because of problems experienced with one component that was not functioning according to its specifications. There can be no assurance that the Company will not experience similar supply problems in the future. In addition, all of the Company's sales are from products containing one or more components that are available from single supply sources. The Company also is dependent on semiconductor manufacturers and is affected by worldwide conditions in the semiconductor market. If the Company were unable to obtain a sufficient supply of components from its current sources, it could experience difficulties in obtaining alternative sources or in altering product designs to use alternative components. Resulting delays or reductions in product shipments could damage customer relationships and could adversely affect the Company's business, operating results or financial condition. Further, a significant increase in the price of one or more of these components could have a material adverse effect on the Company's gross margin or operating results. See "Business--Manufacturing."

  Transition to New Manufacturing Process Technologies. The Company's future success will depend in part upon its ability to develop products that utilize new manufacturing process technologies. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. The Company continuously evaluates the benefits of redesigning its integrated circuits using smaller geometry process technologies in order to improve performance and reduce costs. The Company believes that the transition of its products to integrated circuits with increasingly smaller geometries will be important to its competitive position. Other companies have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. Moreover, the Company is dependent on its relationships with its third-party manufacturers to migrate to smaller geometry processes successfully. There can be no assurance that the Company will be able to migrate to new manufacturing process technologies successfully or on a timely basis. Any such failure by the Company could have a material adverse effect on its business, operating results or financial condition.

  Dependence on Contract Manufacturer for Assembly and Testing. Substantially all of the Company's products are assembled and tested by Solectron using testing equipment produced by the Company. As a result of its dependence on Solectron for assembly and testing of its products, the Company does not directly control product delivery schedules or product quality. Any product shortages or quality assurance problems could increase the costs of manufacture, assembly or testing of the Company's products and could have a material adverse effect on the Company's business, financial condition or results of operation. In addition, as manufacturing volume increases, the Company will need to procure and assemble additional testing equipment and provide it to Solectron. Due to the amount of time typically required to produce and assemble the testing equipment, the Company could experience significant delays in the shipment of its products if it is unable to provide such testing equipment to Solectron in a timely manner. Any delays in delivery of the Company's products could have a material adverse effect on the Company's business, operating results or financial condition. See "Business-- Manufacturing."

  Evolving Industry Standards. Market acceptance of the Company's products may be affected by the emergence and evolution of industry standards. Standards efforts currently under way include those of the Digital Audio Video Interactive Council ("DAVIC") in Europe and, in the United States, the Institute of Electrical and Electronics Engineers, Inc. ("IEEE") 802.14 Committee and the Multimedia Cable Network System ("MCNS") consortium. MCNS has created a cable modem standard based on TDMA technology and known as DOCSIS, which was adopted as an international standard by the International Telecommunications Union in March 1998. The Company is developing a next-generation product, the Universal Cable Modem ("UCM"), to be compliant with the DOCSIS standard. There can be no assurance that the Company will develop an DOCSIS-compliant product at all or in a timely manner. The Company believes that the broad adoption of DOCSIS will cause increased competition in the North American market, which is likely to negatively affect the Company's gross margin. There can be no assurance that competitors will not develop DOCSIS-compliant products more quickly than the Company. Current customers of the Company that move to the DOCSIS platform could choose alternative cable modem suppliers or choose to purchase DOCSIS-compliant cable modems from multiple suppliers. Further, there can be no assurance that the DOCSIS standard will gain industry-wide acceptance. If the Company fails to deliver a DOCSIS-compliant product by the time DOCSIS gains industry-wide acceptance or if DOCSIS does not gain industry-wide acceptance, the Company's business operating results or financial condition could be adversely affected.

  In addition to the current DOCSIS standard, the MCNS consortium has begun work on DOCSIS 2.0, a next-generation standard that is intended to enhance the current standard to include functionality already found in S-CDMA. The Company is actively working with MCNS, and other standards committees such as the IEEE
802.14 Committee, to advocate the inclusion of S-CDMA as the platform for DOCSIS 2.0. There can be no assurance that the Company will be successful in advocating S-CDMA's use in the next-generation standard. If the next-generation standard emerges without S-CDMA as part of the standard, and if the standard emerges based on competing modulation technologies, S-CDMA could be isolated as a proprietary technology. This could result in customers selecting competitors' products that comply with the DOCSIS 2.0 modulation technology rather than the Company's products, and could require the Company to develop new products that comply with the standard. If this occurs, the Company's business, operating results and financial condition would be materially adversely affected. Preliminary specifications for DOCSIS 2.0 may be released formally or informally during 1998. If S-CDMA is not part of these preliminary specifications, the Company's customers may cancel or delay orders even if the standards committees are still considering including S-CDMA as part of the final version of DOCSIS 2.0.

  Dependence on Small Number of Customers. The Company's sales are highly concentrated, with three customers accounting for approximately 73% of the Company's revenues in 1997 and three customers accounting for approximately 64% of the Company's revenues in the first six months of 1998.

In 1997, sales to Telegate Ltd. ("Telegate"), Sumitomo Corporation ("Sumitomo") and NET Brasil S.A. ("NET Brasil") represented approximately 30%, 29% and 14%, respectively, of the Company's total revenues. In the first six months of 1998, sales to Shaw Communications Inc. ("Shaw"), Sumitomo and Cablevision Systems, Inc. ("Cablevision") represented approximately 40%, 14% and 10%, respectively, of the Company's total revenues. The Company believes that a substantial majority of its revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, the Company believes that sales to these customers will be focused on a small number of projects. Ten cable operators in the United States own and operate facilities passing approximately 74% of total homes passed in 1997. Due to the concentration of the Company's market, any reduction, delay or loss of orders from a significant customer or customers would have a material adverse effect on the Company's business, operating results and financial condition. Major customers also are likely to have significant negotiating leverage and may attempt to change the terms, including pricing, upon which the Company and such customers do business. In addition, these customers may require longer payment terms than the Company has anticipated, which could require the Company to raise additional capital to meet its working capital requirements. There can be no assurance that any such capital would be available to the Company as required on reasonable terms or at all.

  The Company markets its products to cable operators in the United States and internationally. Due to the consolidation affecting the cable industry, with a limited number of cable operators controlling an increasing number of cable systems, the Company believes that its sales will be largely dependent upon product acceptance by leading cable operators. If the Company's products are not widely deployed, its business, operating results and financial condition will be materially adversely affected. The Company's ability to increase its revenues in the future will also depend in part upon its ability to make sales to new customers. In the event that such sales do not occur, or if one or more of the Company's customers elect to purchase and market competing technologies or products, the Company's business, operating results and financial condition would be adversely affected.

  Dependence on Cable Operators and Other Service Providers. The Company depends on cable operators to purchase its cable modem systems and to provide its cable modems to end users. Cable operators have a limited amount of available bandwidth over which they can offer robust data services, and there can be no assurance that they will choose to provide Internet access. If cable operators choose to provide such services, the Company will also be dependent on them to market such services to cable customers, to install the Company's equipment and to provide support to end-users. In addition, the Company will be highly dependent on cable operators to continue to maintain their cable infrastructure in such a manner that the Company will be able to provide consistently high performance and reliable services. The Company's success will also be dependent upon the acceptance of its products by other providers of services to the cable industry, such as At Home Corporation ("@Home") and Time Warner Cable's Road Runner ("Road Runner"). If cable operators and other cable system service providers are unable to provide robust, high performance and reliable services, the Company's business, operating results and financial condition could be materially adversely affected. See "Business--Industry Background" and "--Customers."

  Dependence on the Cable Industry to Upgrade to Two-Way Cable
Infrastructure. Demand for the Company's products will depend to a significant degree upon the magnitude and timing of capital spending by cable operators for implementation of access systems for data transmission over cable networks. This involves the enabling of two-way transmission over existing coaxial cable networks and the eventual upgrade to HFC in areas of higher penetration of data services. In addition, few businesses in the United States currently have cable access. There can be no assurance that cable operators will choose to upgrade existing residential cable systems or install new cable systems to serve business locations. The success and future growth of the Company's business will also be subject to economic and other factors affecting the cable television industry generally, particularly its ability to finance substantial capital expenditures. The capital spending patterns of cable operators are dependent on a variety of factors, including availability of financing, cable operators' annual budget cycles, the status of federal, local and foreign government regulation and deregulation, overall demand for cable services, competitive pressures (including the availability of alternative data transmission and access technologies), discretionary consumer spending patterns and general economic conditions. The failure of cable operators to complete these upgrades in a timely and satisfactory manner, or at all, would limit the market for the Company's products and would have a material adverse effect on the Company's business, operating results and financial condition. In addition, cable spending can be subject to the effects of seasonality, with fewer upgrade projects typically occurring in the winter months. Capital spending levels in the cable industry in the United States have fluctuated significantly in the past, and the Company believes that such fluctuations will occur in the future. In recent periods, the United States cable market has been characterized by the acquisition of smaller and independent cable operators by large cable operators. The Company is unable to predict the effect, if any, that consolidation in the United States cable industry will have on overall capital spending patterns by cable operators. The effect on the Company of further industry consolidation also is uncertain. See "Business--Industry Background."

  Ability to Market Effectively to Cable Operators. The Company believes that its growth and future success will be substantially dependent upon its ability to convince cable operators to adopt the Company's technologies, purchase the Company's products and effectively market the Company's products to end users. Cable operators are likely to prefer purchasing products from established manufacturing companies that can demonstrate the capability to supply large volumes of products on short notice. In addition, many cable operators may be reluctant to adopt technologies that have not gained acceptance among other cable operators, and such reluctance could result in lengthy product testing and acceptance cycles for the Company's products. Consequently, the impediments to the Company's initial sales may be even greater than those to later sales, if any. No established distribution network in the cable modem industry exists that would provide easy access by the Company to smaller or geographically diverse cable operators. Therefore, the Company's initial sales to larger, more established cable operators are critical to the Company's business. Although the Company intends to establish strategic relationships with leading distributors worldwide, there can be no assurance that Company will be successful in establishing such relationships or that such distributors will be successful in marketing the Company's products to cable operators. Some competitors of the Company have already established relationships with certain cable operators, such as Motorola Inc.'s ("Motorola") relationships with Tele-Communications, Inc. ("TCI"), Time Warner Cable, Comcast Corporation and Cox Communications, Inc., which may further limit the Company's ability to sell products to such cable operators. It is likely that any such sales to cable operators will not be based on long-term contracts and that such customers will be able to terminate their relationships with the Company at any time. If the Company is unable to market and sell its products to a significant number of cable operators, or if one or more of the Company's current customers should cancel any relationship with the Company, the Company's business, operating results and financial condition would be materially adversely affected. See "Business--Strategy," "-- Customers" and "--Sales and Marketing."

  Dependence on Products Under Development. The Company's future success will depend in part on its ability to develop, introduce and market new products or enhancements to existing products in a timely manner and to respond to competitive pressures, evolving industry standards or technological advances. For example, in November 1997, the Company announced the planned development of its next-generation product, the UCM. The UCM is in the early stages of design and development, and the Company does not anticipate shipment until 1999. The current design of the UCM requires ASIC fabrication at 0.2 micron line widths, which has only recently been used by wafer fabrication facilities for commercial production, increasing the risk that the Company's semiconductor device will require a time-consuming redesign at a larger geometry. The failure of the UCM or other future products to perform acceptably in testing and development could result in major engineering changes, increased development costs and significant delays in market introduction. In addition, it is possible that customers may delay purchasing the Company's current products in favor of next-generation products, which would have an adverse impact on the Company's operating results in the near term. There can be no assurance that the Company's engineering and product design efforts will be successful or that the Company will be successful in developing new products or commercializing its current or any future products. Any failure to release new products or to upgrade or redesign products on a timely basis could have a material adverse effect on the Company's business, operating results or financial condition. See "--Transition to New Manufacturing Process Technologies" and "Business--Products."

  Erosion of Average Selling Prices. The cable equipment systems industry has been characterized, and is likely to continue to be characterized by, erosion of average selling prices due to a number of factors, including competition, rapid technological change and price performance enhancements. The Company anticipates that ASPs and gross margins for its products will decrease over product life cycles, due to competitive pressures and volume pricing agreements. Decreasing ASPs could cause the Company to experience decreased revenue even though the number of units sold could increase. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to ASP erosion. Therefore, the Company must continue to develop and introduce on a timely basis next-generation products with enhanced functionalities that could be sold at higher gross margins. Failure to achieve the foregoing could cause the Company's revenues and gross margin to decline, which would have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  Ability to Provide Customer Support. The Company's ability to achieve its planned sales growth and retain current and future customers will depend in part upon the quality of its customer support operations. The Company's customers generally require significant support and training with respect to the Company's TeraComm system, particularly in the initial deployment and implementation stage. To date, the Company has sold a limited number of products, and such sales have been concentrated in a small number of customers. The Company does not have any experience with widespread deployment of its products to a diverse customer base, and there can be no assurance that it will have adequate personnel to provide the levels of support that its customers may require during initial product deployment or on an ongoing basis. An inability to provide sufficient support to its customers could delay or prevent the successful deployment of the Company's products. In addition, failure to provide adequate support could have an adverse impact on the Company's reputation and relationship with its customers, could prevent the Company from gaining new customers and could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Customer Service and Technical Support."

  Need to Develop Additional Distribution Channels. The Company presently markets its products to cable operators and systems integrators. The Company believes that much of the North American cable modem market may shift to a retail distribution model. Accordingly, the Company anticipates that it may need to redirect its marketing efforts in the future to sell its cable modems directly to retail distributors and end users, which would require the establishment of new distribution channels for its products. There can be no assurance that the Company will be able to establish such additional distribution channels or that, if the Company does establish additional channels, it will have the capital required or the ability to hire the additional personnel necessary to foster and enhance such distribution channels. In addition, if the cable modem market shifts to a retail distribution model, there can be no assurance that the Company will successfully establish a retail distribution presence. Failure by the Company to establish such distribution channels could have a material adverse affect on the Company's business, operating results or financial condition. To the extent that large consumer electronics companies enter the cable modem market, their well established retail distribution capabilities would provide them with a significant competitive advantage.

  Lengthy Sales Cycle. The sales cycle associated with the Company's products is typically lengthy, often lasting six months to a year. The Company's customers typically conduct significant technical evaluations of competing technologies prior to the commitment of capital and other resources. In addition, customers' internal procedures required to approve large capital expenditures and test, accept and deploy new technologies often delay purchasing decisions. Sales also generally are subject to customer trials, which typically last three months. Because of the lengthy sales cycle and the large size of customers' orders, if orders forecasted for a specific customer for a particular quarter do not occur in that quarter, the Company's operating results for that quarter could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview."

  Highly Competitive Industry; Established Competitors. The market for broadband access systems is extremely competitive and is characterized by rapid technological change. The Company's direct competitors in the cable modem arena include Bay Networks, Inc. ("Bay Networks"), Com21, Inc. ("Com21"), Hayes Microcomputer Products, Inc. ("Hayes"), Hybrid Networks, Inc. ("Hybrid"), Matsushita Electric Industrial Co., Ltd. (which markets products under the brand name "Panasonic") ("Matsushita"), Motorola, Phasecom Inc. ("Phasecom"), Thomson Consumer Electronics, Inc. (which markets products under the brand name "RCA"), Samsung Corporation ("Samsung"), Scientific-Atlanta, Inc. ("Scientific-Atlanta"), Sony Corporation ("Sony"), 3Com Corporation ("3Com"), Toshiba Corporation ("Toshiba") and Zenith Electronics Corporation ("Zenith"), and there are many other potential market entrants. In addition, Bay Networks, Com21, Hybrid and Motorola introduced cable modems prior to the Company, and have established relationships and have worked with customers for a longer period of time than the Company. The principal competitive factors in this market include: product performance, features and reliability; price; size and stability of operations; breadth of product line; sales and distribution capability; technical support and service; relationships with cable operators; standards compliance; and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological changes, and the development and market acceptance of alternative technologies could decrease the demand for the Company's products or render them obsolete. There can be no assurance that these companies and other competitors will not introduce broadband access products that will be less costly, provide superior performance or achieve greater market acceptance than the Company's products.

  The Company sells products that also compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, the Company's controller and headend system products face intense competition from well-established companies such as Bay Networks, Cisco Systems, Inc. ("Cisco") and 3Com. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than the Company. The anticipated widespread adoption of DOCSIS is likely to cause increased price competition in the North American market. Further, such adoption could result in lower sales of headend products by the Company in the North American market. Any such increased price competition or reduction in sales of headend products would result in downward pressure on the Company's gross margin, which could have a material adverse effect on the Company's business, operating results or financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition. See "--Market Acceptance of Cable Modems; Competing Technologies."

  Dependence on Effective Management of Growth. The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's limited personnel, management and other resources. There can be no assurance that the Company's management, personnel, systems, procedures and controls will be adequate to support the Company's existing and future operations. The Company's ability to manage any future growth effectively will require it to attract, train, motivate, manage and retain employees successfully, to integrate new employees into its overall operations and to continue to improve its operational, financial and management systems. The Company has hired certain key employees and officers only recently, including its Chief Financial Officer and Vice President, Manufacturing Operations, and the Company filled the position of Chief Operating Officer in February 1998. As a result, the Company's entire management team has worked together for a brief time. The failure to manage its growth effectively could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Employees" and "Management."

  Dependence on the Internet and Internet Infrastructure Development. The commercial market for products designed for the Internet has only recently begun to develop, and the Company's success will depend in large part on increased use of the Internet to increase the need for high speed broadband access networks. Critical issues concerning the commercial use of the Internet, including security, reliability, cost, ease of access and Quality of Service, remain unresolved and are likely to affect the development of the market for the Company's products. The adoption of the Internet for commerce and communications, particularly by enterprises that have historically relied upon alternative means of commerce and communications, generally requires the acceptance of a new method of conducting business and exchanging information. In addition, the Company is dependent on the growth of the use of the Internet by businesses, particularly for applications that utilize multimedia content and thus require high bandwidth. The recent growth in the use of the Internet has caused frequent periods of performance degradation, requiring the upgrade of routers, telecommunications links and other components forming the infrastructure of the Internet by Internet service providers and other organizations with links to the Internet. Any perceived degradation in the performance of the Internet as a whole could undermine the benefits of the Company's products. Potentially increased performance provided by the products of the Company and others is ultimately limited by and reliant upon the speed and reliability of the Internet backbone itself. Consequently, the emergence and growth of the market for the Company's products will be dependent on improvements being made to the entire Internet infrastructure to alleviate overloading and congestion. If the Internet as a commercial or business medium fails to develop or develops more slowly than expected, the Company's business, operating results and financial condition could be materially adversely affected. See "Business--Industry Background."

  Risks of Product Returns, Product Liability and Product Defects. Products as complex as those offered by the Company frequently contain undetected errors or failures, especially when first introduced or when new versions are released. There can be no assurance that, despite testing by the Company, errors will not occur. The occurrence of such errors could result in product returns and other losses to the Company or its customers. Such occurrence could also result in the loss of or delay in market acceptance of the Company's products, which could have a material adverse effect on the Company's business, operating results and financial condition. Due to the recent introduction of the Company's products, the Company has limited experience with the problems that could arise with this generation of products. The Company's purchase agreements with its customers typically contain provisions designed to limit the Company's exposure to potential product liability claims, however, it is possible that the limitation of liability provision contained in the Company's purchase agreements may not be effective as a result of federal, state or local laws or ordinances or unfavorable judicial decisions in the United States or other countries. Although the Company has not experienced any product liability claims to date, the sale and support of the Company's products entails the risk of such claims. In addition, any failure by the Company's products to properly perform could result in claims against the Company by its customers. The Company maintains insurance to protect against certain claims associated with the use of its products, but there can be no assurance that its insurance coverage would adequately cover any claim asserted against the Company. A successful claim brought against the Company that is in excess of, or excluded from, its insurance coverage, could have a material adverse effect on the Company's business, operating results or financial condition. In addition, even claims that ultimately are unsuccessful could result in the Company's expenditure of funds in litigation and management time and resources. There can be no assurance that the Company will not be subject to material claims in the future, that such claims will not result in liability in excess of its insurance coverage, that the Company's insurance will cover such claims or that appropriate insurance will continue to be available to the Company in the future at commercially reasonable rates.

  Dependence on Proprietary Technology; Protection of Intellectual Property Rights. The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. There can be no assurance that the Company's patent applications will be granted or, if granted, that the claims covered by the patents will not be reduced from those included in the Company's applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be sufficiently broad to prevent third parties from developing equivalent technologies or products. The Company has entered into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with certain of its suppliers, distributors and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies. In addition, the laws of certain foreign countries might not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States, and protection of such intellectual property might not be available in every country in which the Company's products might be manufactured, marketed or sold.

  The Company expects that developers of cable modems will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows. The Company has received a letter from an individual claiming that the Company's technology infringes a patent held by such individual. The Company has reviewed the allegations made by such individual and, after consulting with its patent counsel, does not believe that the Company's technology infringes any valid claim of such individual's patent. There can be no assurance that, if the issue were to be submitted to a court, such a court would not find that the Company's products infringe the patent, nor that the individual will not continue to assert infringement. If the Company is found to have infringed such individual's patent, the Company could be subject to substantial damages and/or an injunction preventing it from conducting its proposed business. In addition, there can be no assurance that other third parties will not assert infringement claims against the Company in the future. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. Litigation may also be necessary to enforce the Company's intellectual property rights. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business, operating results or financial condition. See "Business--Technology" and "--Intellectual Property."

  Risks of Doing Business in International Markets. Sales to customers outside of the United States accounted for approximately 88% and 79% of revenues in 1997 and the first six months of 1998, respectively, and the Company expects sales to customers outside of the United States to continue to represent a significant percentage of the Company's revenues for the foreseeable future. International sales are subject to a number of risks, including changes in foreign government regulations and communications standards, export license requirements, tariffs and taxes, other trade barriers, difficulty in collecting accounts receivable, difficulty in managing foreign operations and political and economic instability. To the extent the Company's customers may be impacted by currency devaluations or general economic crises such as the economic crisis currently affecting many Asian and Latin American economies, the ability of such customers to purchase the Company's products could be materially adversely affected. Payment cycles for international customers are typically longer than those for customers in the United States. There also can be no assurance that foreign markets for the Company's products will not develop more slowly than currently anticipated. Foreign countries may decide not to construct cable infrastructure, place moratoria on building cable plants or terminate or delay construction of such facilities for a variety of reasons, including environmental issues, economic downturns, the availability of favorable pricing for other communications services or the availability and cost of related equipment. Any such action by foreign countries would reduce the market for the Company's products, which would materially adverse affect the Company's business, operating results and financial condition.

  The Company anticipates that its foreign sales generally will be invoiced in U.S. dollars and, accordingly, the Company currently does not plan to engage in foreign currency hedging transactions. However, as the Company commences and expands its international operations, it may be paid in foreign currencies and exposure to losses in foreign currency transactions may increase. The Company may choose to limit such exposure by the purchase of forward foreign exchange contracts or through similar hedging strategies. There can be no assurance that any currency hedging strategy would be successful in avoiding exchange-related losses. In addition, if the relative value of the U.S. dollar in comparison to the currency of the Company's foreign customers should increase, the resulting effective price increase of the Company's products to such foreign customers could result in decreased sales, which could have a material adverse impact on the Company's business, operating results or financial condition. See "Business--Customers."

  Dependence on Key Personnel; Competitive Market for Personnel. Due to the specialized nature of the Company's business, the Company is highly dependent on the continued service of, and on the ability to attract and retain, qualified engineering, sales, marketing and senior management personnel, particularly the Company's Chairman, President and Chief Technical Officer, Shlomo Rakib, and its Chief Executive Officer, Zaki Rakib. The competition for such personnel is intense and the loss of any such persons would have a material adverse effect on the Company's business and operating results. In addition, an inability to hire additional qualified personnel as needed could impair the Company's ability to adequately manage and complete its existing sales commitments and to bid for and execute additional sales. Further, the Company must train and manage its growing employee base, which is likely to require increased levels of responsibility for both existing and new management personnel. There can be no assurance that the management personnel and systems currently in place will be adequate or that the Company will be able to assimilate new employees successfully. Highly skilled employees with the education and training required by the Company, especially employees with significant experience and expertise in both data networking and radio frequency design, are in high demand. There can be no assurance that the Company will be able to continue to attract and retain the qualified personnel necessary for the development of its business. The Company does not have "key person" insurance coverage for the loss of any of its employees. Any officer or employee of the Company can terminate his or her relationship with the Company at any time and are not bound by any non-competition agreements with the Company. See "Business--Employees" and "Management."

  Regulation of the Communications Industry. The Company and its customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the Federal Communications Commission ("FCC") extends to the communications industry, including broadband access products such as those of the Company. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted the Company's operations, there can be no assurance that future regulations adopted by the FCC or other regulatory bodies will not have a material adverse effect on the Company. Further, regulation of the Company's customers may adversely impact the Company's business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business, may impede the Company's penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers.

  If other countries begin to regulate the cable modem industry more heavily or introduce standards or specifications with which the Company's products do not comply, the Company will be unable to offer products in those countries until its products comply with such standards or specifications and the Company may have to incur substantial costs in order to comply with such standards or specifications. For instance, should the DAVIC standards for ATM-based digital video be established internationally, the Company will be required to conform its cable modems in order to compete. Further, many countries do not have regulations for installation of cable modem systems or for upgrading existing cable network systems to accommodate the Company's products. Whether the Company currently operates in such a country or enters into the market in a country where no such regulations exist, there can be no assurance that such regulations will not be proposed at any time, and if imposed, that they would not place limitations on the country's cable operators' ability to upgrade to support the Company's products. There can be no assurance that the cable operators in such countries would be able to comply with such regulations or that compliance with such regulations would not require a long, costly process. For example, the Company experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil, and there can be no assurance that similar delays will not occur in other countries in which the Company markets or plans to market its products. In addition, the Company's customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling the Company's products, and delays in obtaining such licenses could have an adverse impact on the Company's operating results. See "Business--Regulation."

  Other Regulatory Approvals or Certifications. In the United States, in addition to complying with FCC regulations, the Company's products will be required to meet certain safety requirements. For example, the Company will be required to have its products certified by Underwriters Laboratory ("UL") in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside of the United States, the Company's products will be subject to the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely, and there can be no assurance that the Company will be able to obtain on a timely basis or at all such regulatory approvals as may be required for the manufacture, marketing and sale of its products. In addition to regulatory compliance, some cable industry participants may require certification of compatibility. Any delay in or failure to obtain such approvals or certifications could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Regulation."

  Year 2000 Compliance. Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, in less than two years, computer systems and applications used by many companies may need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists in the computer industry concerning the potential effects associated with such compliance. The Company relies on computer systems in operating and monitoring many significant aspects of its business, including financial systems (such as general ledger, accounts payable, accounts receivable, inventory and order management), customer services, infrastructure and network and telecommunications equipment. The Company also relies directly and indirectly on the systems of external business enterprises such as customers, suppliers, creditors, financial organizations and domestic and international governments. The Company currently estimates that its costs associated with Year 2000 compliance, including any costs associated with the consequences of incomplete or untimely resolution of Year 2000 compliance issues, will not have a material adverse effect on the Company's business, financial condition or results of operations in any given year. However, the Company has not extensively investigated and does not believe that it has fully identified the impact of Year 2000 compliance and has not concluded that it can resolve any issues that may arise in connection with Year 2000 compliance without disruption of its business or without incurring significant expense. In addition, even if the Company's internal systems are not materially affected by Year 2000 compliance issues, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that the Company's products will be Year 2000 compliant, that third-party products with which the Company's products interface will be Year 2000 compliant or that any changes to third-party products made in response to Year 2000 compliance issues will not render the Company's products incompatible with such third-party products.

  Control by Existing Stockholders and Management. Following the closing of this offering, the Company's directors, officers and their respective affiliates will beneficially own approximately 51.0% of the Company's outstanding Common Stock (49.5% if the Underwriters' over-allotment option is exercised in full). As a result, the Company's directors, officers and their respective affiliates, if they voted together, would be able to exercise significant influence over the election of members of the Company's Board of Directors and other corporate actions requiring stockholder approval have a significant impact on the management and direction of the Company. See "Principal Stockholders."

  Management's Broad Discretion Over Use Of Proceeds of the Offering. Although the Company intends to use the net proceeds of this offering for working capital and general corporate purposes, including capital expenditures, the Company currently has no specific plans for a significant portion of such proceeds. Consequently, the Company's management will have the discretion to allocate the net proceeds to uses that stockholders may not deem desirable, and there can be no assurance that the net proceeds can or will be invested to yield a significant return. Substantially all of the proceeds of the offering will be invested in short-term, interest-bearing, investment grade securities immediately following the offering. See "Use of Proceeds."

  Absence of Prior Trading Market; Potential Volatility of Stock Price. Prior to this offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market will develop or, if one develops, that it will be maintained. The market price of the shares of Common Stock could be subject to significant fluctuations in response to the Company's operating results and other factors, including general economic and market conditions. In addition, the stock market in recent years has experienced and continues to experience extreme price and volume fluctuations, which have affected the market price of the stock of many companies and which have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations, as well as a shortfall in sales or earnings compared to securities analysts' expectations, changes in analysts' recommendations or projections or general economic and market conditions, may adversely affect the market price of the Common Stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price for a company's securities. Such litigation could result in substantial costs and a diversion of management attention and resources, which could have a material adverse effect on the Company's business, operating results and financial condition.

  Anti-Takeover Provisions. The Company's Certificate of Incorporation (the "Certificate") authorizes the Board of Directors to issue up to 5,000,000 shares of Preferred Stock and to determine the powers, designations, preferences, rights, qualifications, limitations and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The Certificate and Bylaws, among other things, provide for a classified Board of Directors, require that stockholder actions occur at duly called meetings of the stockholders, limit who may call special meetings of stockholders and require advance notice of stockholder proposals and director nominations. These and other provisions could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the

Company, discourage a hostile bid or delay, prevent or deter a merger, acquisition or tender offer in which the Company's stockholders could receive a premium for their shares, or a proxy contest for control of the Company or other change in the Company's management. See "Management" and "Description of Capital Stock."

  Shares Eligible for Future Sale. The sale of a substantial number of shares of Common Stock in the public market following this offering could adversely affect the market price of the Common Stock. Upon the closing of this offering, the Company will have outstanding an aggregate of 16,220,733 shares of Common Stock, based on the number of shares outstanding as of June 30, 1998 and assuming no exercise of outstanding options and warrants. The 3,000,000 shares of Common Stock sold in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining 13,220,733 shares of Common Stock are "Restricted Shares" and are subject to restrictions under the Securities Act. All of these Restricted Shares are subject to lock-up agreements pursuant to which the holders have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated or, in certain instances, the Company. All or a portion of such shares may be released at any time and without notice. The Company has agreed with BT Alex. Brown Incorporated not to release any stockholder from any lock-up agreement between the Company and the stockholder without the prior written consent of BT Alex. Brown Incorporated. Approximately 12,145,105 Restricted Shares subject to lock-up agreements will become available for sale in the public market immediately following expiration of the 180-day lock-up period, subject to the volume and other limitations of Rule 144 and Rule 701 under the Securities Act, and the remaining Restricted Shares subject to lock-up agreements and other contractual restrictions will become eligible for sale at various times thereafter following the expiration of their respective one-year holding periods under Rule 144. In addition, certain stockholders of the Company have the right to register shares of Common Stock for sale in the public market, and the Company intends to register shares of Common Stock authorized for issuance under the Company's equity incentive plans shortly following the closing of this offering. See "Shares Eligible for Future Sale" and "Description of Capital Stock--Registration Rights."

  Dilution; Absence of Cash Dividends. Purchasers of the shares of Common Stock offered hereby will experience immediate and substantial dilution in the net tangible book value of $10.63 per share, from the initial public offering price of $13.00 per share. Additional dilution will occur upon exercise of outstanding options and warrants. See "Dilution" and "Shares Eligible for Future Sale." The Company has never paid any dividends and does not anticipate paying cash dividends in the foreseeable future. See "Dividend Policy."

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

  When used in this Prospectus, the words "expects," "anticipates," "estimates," and similar expressions are intended to identify forward-looking statements. Such statements, which include but are not limited to statements under the captions "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this Prospectus as to the timing of availability of products under development; the Company's ability to commercialize new products; the acceptance and performance of the Company's products; demand for broadband access services; the ability of the Company to achieve cost reductions; the compliance of future products with various industry standards; the Company's ability to make sales to new customers; the Company's ability to develop, introduce and market new products in a timely manner; the Company's ability to provide sufficient customer support; the adequacy of capital resources; future fluctuations in operating expenses; future capital expenditures; the sufficiency of existing and potential cash resources and the use of the proceeds of this offering are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company assumes no obligation to update such forward-looking statements or to update the reasons actual results could differ materially from those anticipated in such forward-looking statements.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 3,000,000 shares of Common Stock offered by the Company, at an initial public offering price of $13.00 per share, are estimated to be approximately $34,870,000 ($40,310,500 if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects to use the net proceeds for general corporate purposes, including approximately $12.0 million for research and development, $7.5 million for capital expenditures and the remainder for working capital, including the settlement of $15.2 million of outstanding purchase obligations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development and commercialization efforts, the amount of cash generated by the Company's operations, competition and sales and marketing activities. Pending application of the net proceeds as described above, the Company intends to invest the net proceeds of the offering in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  The Company has never paid any cash dividends on its capital stock. The Company currently anticipates that it will retain earnings to support operations and to finance the growth and development of the Company's business and does not anticipate paying cash dividends for the foreseeable future. In addition, the Company's credit agreement prohibits the payment of cash dividends without the lender's written consent.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of June 30, 1998, (i) on an actual basis and (ii) as adjusted to reflect the conversion of all outstanding shares of Preferred Stock into Common Stock and the sale of 3,000,000 shares of Common Stock offered by the Company, at an initial public offering price of $13.00 per share and the receipt of the estimated net proceeds therefrom.

                                                            JUNE 30, 1998
                                                        ----------------------
                                                        ACTUAL(1)  AS ADJUSTED
                                                        ---------  -----------
                                                           (IN THOUSANDS)
Current portion of long-term debt...................... $  2,180     $ 2,180
                                                        ========     =======
Long-term debt, less current portion................... $     24     $    24

Redeemable convertible preferred stock, $.001 par
 value; authorized shares included in convertible
 preferred stock authorized actual, no shares
 authorized as adjusted; 576,924 shares issued and
 outstanding actual; no shares issued and outstanding
 as adjusted...........................................    7,500          --

Redeemable common stock, $0.001 par value; authorized
 shares included in common stock authorized actual, no
 shares authorized as adjusted; 10,000 shares issued
 and outstanding actual; no shares issued and
 outstanding as adjusted...............................       13          --

Stockholders' equity (net capital deficiency) (2):
 Preferred Stock, $.001 par value; 4,600,903 shares
  authorized actual and 5,000,000 shares authorized as
  adjusted; no shares issued and outstanding actual and
  as adjusted..........................................       --          --
 Convertible Preferred Stock, $.001 par value;
  10,399,097 shares authorized actual; no shares
  authorized as adjusted; 7,783,711 shares issued and
  outstanding, actual; no shares issued and
  outstanding, as adjusted.............................        8          --
 Common Stock, $.001 par value; 35,000,000 shares
  authorized actual; 30,000,000 shares authorized as
  adjusted; 4,850,098 shares issued and outstanding
  actual; 16,220,733 shares issued and outstanding as
  adjusted.............................................        5          16
Additional paid in capital.............................   70,517     112,897
Accumulated deficit....................................  (72,420)    (72,420)
Deferred compensation..................................   (1,959)     (1,959)
Stockholders' notes receivable.........................      (22)        (22)
                                                        --------     -------
  Total stockholders' equity (net capital deficiency)..   (3,871)     38,512
                                                        --------     -------
  Total capitalization................................. $  3,666     $38,536
                                                        ========     =======

--------
(1) Reflects the Company's reincorporation in Delaware in July 1998.
(2) Excludes (i) approximately 2,483,292 shares issuable upon exercise of options outstanding at a weighted average exercise price of $2.50 per share, (ii) 3,107,851 shares issuable upon exercise of outstanding warrants with a weighted average exercise price of $6.60 per share, (iii) approximately 2,453,937 shares reserved for future grants under the Company's stock option plans and (iv) 700,000 shares reserved for issuance pursuant to the Company's 1998 Employee Stock Purchase Plan. See "Management--Employee Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                                   DILUTION

  The pro forma net tangible book value of the Company at June 30, 1998 was approximately $3,642,000 or $0.28 per share. Pro forma net tangible book value per share is determined by dividing the Company's tangible net worth (tangible assets less liabilities) by the number of shares of Common Stock outstanding, after giving effect to the conversion of Preferred Stock upon completion of this offering. After giving effect to the sale by the Company of the 3,000,000 shares of Common Stock offered hereby at an initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of the Company as of June 30, 1998 would have been $38,512,000 or $2.37 per share. This represents an immediate increase in net tangible book value of $2.09 per share to existing stockholders and an immediate dilution in net tangible book value of $10.63 per share to new investors purchasing shares at the initial public offering price. The following table illustrates this per share dilution:

     Initial public offering price per share......................       $13.00
                                                                         ------
       Pro forma net tangible book value per share as of June 30,
        1998...................................................... $0.28
       Increase per share attributable to this offering...........  2.09
                                                                   -----
     Pro forma net tangible book value per share after offering...         2.37
                                                                         ------
     Dilution per share to new investors..........................       $10.63
                                                                         ======

  The following table summarizes, on a pro forma basis as of June 30, 1998, the difference between the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by the new investors at an initial public offering price of $13.00 per share for shares purchased in this offering, before deducting underwriting discounts and commissions and estimated offering expenses:

                         SHARES PURCHASED(1)    TOTAL CONSIDERATION
                         ------------------------------------------ AVERAGE PRICE
                           NUMBER     PERCENT     AMOUNT    PERCENT   PER SHARE
                         ------------ --------------------- ------- -------------
Existing stockholders...   13,220,733     81.5% $53,047,000   57.6%    $ 4.01
New investors...........    3,000,000     18.5   39,000,000   42.4      13.00
                         ------------  -------  -----------  -----
  Total.................   16,220,733    100.0% $92,047,000  100.0%
                         ============  =======  ===========  =====

--------
(1) The foregoing computations assume no exercise of outstanding stock options. As of June 30, 1998, options were outstanding to purchase 2,483,292 shares at a weighted average exercise price of $2.50 per share and warrants were outstanding to purchase 3,107,851 shares at a weighted average exercise price of $6.60 per share. To the extent that outstanding options and warrants are exercised, there will be further dilution to new investors. See "Management--Employee Benefit Plans" and Note 8 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

  The consolidated statement of operations data for the years ended December 31, 1995, 1996 and 1997 and the consolidated balance sheet data as of December 31, 1996 and 1997, have been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus that have been audited by Ernst & Young LLP, independent auditors. The consolidated statement of operations data for the year ended December 31, 1994 and the consolidated balance sheet data as of December 31, 1994 and 1995 have been derived from the audited consolidated financial statements of the Company not included herein. The consolidated statement of operations data for the period from January 20, 1993 (inception) to December 31, 1993 and the consolidated balance sheet data at December 31, 1993 have been derived from unaudited financial statements of the Company not included herein. The consolidated statement of operations data for the six months ended June 30, 1997 and 1998 and the consolidated balance sheet data at June 30, 1998 are derived from unaudited financial statements included elsewhere in this Prospectus and contain all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of results to be expected for the full fiscal year. The data set forth below should be read in conjunction with the consolidated financial statements of the Company, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                            PERIOD FROM                                              SIX MONTHS
                            JANUARY 20,                                                ENDED
                          1993 (INCEPTION)      YEARS ENDED DECEMBER 31,              JUNE 30,
                          TO DECEMBER 31,  -------------------------------------  -----------------
                                1993         1994     1995      1996      1997     1997      1998
                          ---------------- --------  -------  --------  --------  -------  --------
                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Revenues................       $  128      $    140  $    --  $     --  $  2,118  $    93  $  9,376
Cost of goods sold......           --            --      676        --     6,462      482    11,517
                               ------      --------  -------  --------  --------  -------  --------
Gross profit (loss).....          128           140     (676)       --    (4,344)    (389)   (2,141)
                               ------      --------  -------  --------  --------  -------  --------
Operating expenses:
 Research and develop-
  ment..................          157           235    2,028     8,020    11,319    5,886     4,923
 Sales and marketing....           --            17      205     1,141     4,468    1,523     2,969
 General and administra-
  tive..................           26            84      825     1,789     2,546    1,105     1,282
                               ------      --------  -------  --------  --------  -------  --------
 Total operating ex-
  penses................          183           336    3,058    10,950    18,333    8,514     9,174
                               ------      --------  -------  --------  --------  -------  --------
Loss from operations....          (55)         (196)  (3,734)  (10,950)  (22,677)  (8,903)  (11,315)
Net interest income (ex-
 pense).................           --            --       68       253       128      123       (32)
                               ------      --------  -------  --------  --------  -------  --------
Net loss................          (55)         (196)  (3,666)  (10,697)  (22,549)  (8,780)  (11,347)
Series F convertible
 preferred stock
 dividend(1)............           --            --       --        --        --       --   (23,910)
                               ------      --------  -------  --------  --------  -------  --------
Net loss applicable to
 common stockholders....       $  (55)     $   (196) $(3,666) $(10,697) $(22,549) $(8,780) $(35,257)
                               ======      ========  =======  ========  ========  =======  ========
Historical basic and di-
 luted net loss per
 share applicable to
 common stockholders(2).       $(0.03)     $  (0.10) $ (1.02) $  (2.64) $  (5.26) $ (2.10) $  (7.65)
                               ======      ========  =======  ========  ========  =======  ========
Shares used in computing
 historical basic and
 diluted net loss per
 share applicable to
 common stockholders(2).        1,750         2,000    3,589     4,054     4,289    4,182     4,611
                               ======      ========  =======  ========  ========  =======  ========
Pro forma basic and di-
 luted net loss per
 share applicable to
 common stockholders(2).                                                $  (2.07)          $  (2.91)
                                                                        ========           ========
Shares used in pro forma
 basic and diluted net
 loss per share
 applicable to common
 stockholders(2)........                                                  10,873             12,132
                                                                        ========           ========

                                          DECEMBER 31,
                          ------------------------------------------------  JUNE 30,
                            1993      1994      1995      1996      1997      1998
                          --------  --------  --------  --------  --------  --------
                                               (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash, cash equivalents
 and short-term invest-
 ments..................  $     --  $     27  $  8,620  $ 12,864  $  1,987  $  6,030
Working capital (defi-
 cit)...................         3      (492)    6,934     9,971    (4,847)      194
Total assets............         3       435    10,202    15,978     8,778    16,634
Long-term debt (less
 current portion).......        --        98       439     1,255        44        24
Accumulated deficit.....       (55)     (251)   (3,917)  (14,614)  (37,163)  (72,420)
Total stockholders' eq-
 uity (net capital defi-
 ciency)................  $     (6) $   (201) $  7,955  $ 11,405  $ (1,174) $ (3,871)

-------
(1) See Note 8 of Notes to Consolidated Financial Statements for an explanation of the convertible preferred stock dividend.
(2) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the method employed to determine the number of shares used to compute per share amounts.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Company's Consolidated Financial Statements and Notes included elsewhere in this Prospectus. The discussion in this Prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed in "Risk Factors," as well as those discussed elsewhere herein. See "Risk Factors" and "Information Regarding Forward-Looking Statements."

OVERVIEW

  Terayon develops, markets and sells cable modem systems based upon its S-CDMA technology. Since its inception in January 1993, the Company has focused on the development of its S-CDMA technology, as well as certain other core technologies, to enable broadband transmission of data over cable networks. The Company commenced the specifications and design of its first ASIC in October 1994 and produced the first version of this ASIC in June 1996. The Company concurrently developed an end-to-end broadband access system, the TeraComm system, around the ASIC. During late 1996 and through 1997, the Company commenced limited field trials of the TeraComm system with several cable operators. In the first quarter of 1998, the Company commenced volume shipments to a small number of cable operators. The Company recognized revenues of $2.1 million in the year ended December 31, 1997 and $9.4 million for the six months ended June 30, 1998. The Company generally recognizes product revenues upon shipment of products to customers. Future agreements with certain distribution partners may contain price protection provisions and certain return rights. The Company's existing agreements currently do not contain such provisions.

  The Company sells its products both in the United States and internationally and markets its products primarily to cable operators and distributors. To date, a small number of customers has accounted for all of the Company's sales. In 1997, sales to Telegate, Sumitomo and NET Brasil represented approximately 30%, 29% and 14%, respectively, of the Company's revenues. In the first six months of 1998, sales to Shaw, Sumitomo and Cablevision represented approximately 40%, 14% and 10%, respectively, of the Company's revenues. The Company expects that sales to a limited number of customers will continue to account for a substantial portion of the Company's sales for the foreseeable future. If orders from significant customers are delayed, cancelled or otherwise fail to occur in any particular period, or if any significant customer delays payment or fails to pay, the Company could experience significant operating losses in such period. As a result, the Company expects to experience significant fluctuations in its operating results on a quarterly and annual basis. See "Risk Factors--Dependence on Small Number of Customers," "--Dependence on Cable Industry to Upgrade to Two-Way Cable Infrastructure" and "--Ability to Market Effectively to Cable Operators."

  The market for broadband access products and services is intensely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion of products over time. The Company has experienced and expects to continue to experience downward pressure on its unit ASPs. The Company has had negative gross margins since inception. While the Company has initiated cost reduction programs to offset pricing pressures on its products, there can be no assurance that these cost reduction efforts will continue to keep pace with competitive price pressures or lead to improved gross margin. If the Company is unable to reduce costs efficiently, its gross margin and profitability will continue to be adversely affected. The Company's gross margin also is affected by the sales mix of TeraLink 1000 Master Controllers, TeraLink Gateways and TeraPro cable modems, as the TeraPro modems have significantly lower margins than the

TeraLink 1000 Master Controllers and TeraLink Gateway headend products. As a result, the Company's gross margin also is affected by the maturity of TeraComm deployments in any quarter, because new deployments of the TeraComm system involve the sale of headend equipment (which has higher margins) and generally involve smaller quantities of product, which typically are sold at higher margins than the larger volume sales of product associated with more mature deployments of the TeraComm system. For the foreseeable future, the Company expects to achieve negative or nominal margins on TeraPro cable modems and expects that sales of TeraPro cable modems will continue to constitute a significant portion of its revenues. As a result of these factors, the Company's gross margins and operating results are likely to be adversely affected in the near term. The Company's components are sold together as part of an entire system, and the Company accordingly does not report revenue derived from each component. In addition, because the relationship of each component to the other components is likely to vary depending on the specific arrangement with each of the Company's customers, the quantification of revenue according to each component is not necessarily indicative of the percentage of revenue that each component might represent in future quarters. See "Risk Factors--Market Acceptance of Cable Modems; Competing Technologies," "--Ability to Achieve Cost Reductions," "--Limited Manufacturing Experience and Dependence on Contract Manufacturer," "--Erosion of Average Selling Prices" and "--Highly Competitive Industry; Established Competitors."

  The Company's ability to generate revenues also depends on guaranteeing the availability of supplies from its sole sources, increasing the manufacturing and testing capacity of its products by a contractor while ensuring product quality, and continuing deployment of its products by existing and new customers. In the first quarter of 1998, the Company transitioned its manufacturing operations from CMC to Solectron. The Company recorded a charge of $1.3 million in the first quarter of 1998 relating to the write-off of inventory as a result of transitioning manufacturing operations to Solectron. A portion of the charge consisted of $750,000 of raw material components that were deemed obsolete due to a design change in the Company's bill of materials during the quarter ended March 31, 1998. The charge also consisted of a $550,000 write down of parts repurchased from CMC and then resold to Solectron, as Solectron could purchase the related parts at a lower cost than the Company had valued the inventory. Therefore, the Company wrote down the inventory to the lower of cost or market as part of selling the inventory to Solectron. The Company currently tests and assembles the TeraLink 1000 Master Controller and the TeraLink Gateway headend equipment at its Santa Clara facility. Finished TeraPro cable modems are drop shipped by Solectron to Terayon customers. See "Risk Factors--Limited Manufacturing Experience and Dependence on Contract Manufacturer."

  The Company sustained net losses of $3.7 million, $10.7 million, $22.5 million and $35.3 million for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1998, respectively. As a result, the Company had an accumulated deficit of $72.4 million as of June 30, 1998. The Company's operating expenses are based in part on its expectations of future sales, and the Company expects that a significant portion of its expenses will be committed in advance of sales. As a result, net income may be adversely affected by a reduction in sales if the Company is unable to adjust expenses quickly in response to any decrease in sales. The Company expects to increase significantly expenditures in technical development, sales and marketing and manufacturing as it engages in activities related to product enhancement, cost reduction and commercialization of new products. Additionally, the Company expects to increase capital expenditures and other operating expenses in order to support and expand the Company's operations. The Company anticipates that it will spend approximately $4.0 million on capital expenditures and approximately $12.0 million on research and development during the twelve months ended June 30, 1999. Anticipated capital expenditures consist of purchases of additional test equipment to support higher levels of production, a customer demonstration and training center, computer hardware, software and equipment for newly hired employees and enhancements to the Company's operating systems to support its activities as a public company. The Company intends to use the proceeds from this offering, together with capital lease arrangements, to fund such requirements. In the event this offering is not completed, the Company will reduce its anticipated expenditures and will use capital leases as the primary source of financing. As a result of these anticipated increased operating expenses, the Company expects to continue to incur losses for the foreseeable future. There can be no assurance that the Company will achieve or sustain profitability in the future. See
"Risk Factors--Early Stage of Development; History of Losses," "--Fluctuations in Operating Results" and "--Lengthy Sales Cycle."

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 1997 AND 1998

  Revenues. The Company had revenues of $93,000 for the six months ended June 30, 1997, as the Company did not commence selling its products until June 1997. For the six months ended June 30, 1998, the Company had revenues of $9.4 million, primarily due to sales of cable modems, headend controllers and, to a lesser extent, telephony modules.

  Cost of Goods Sold. Cost of goods sold consists of direct product costs as well as the cost of the Company's manufacturing operations group, which cost consists of assembly, test and quality assurance for products, warranty costs and associated costs of personnel and equipment. For the six months ended June 30, 1997, the Company incurred $482,000 in cost of goods sold primarily related to the costs of the manufacturing operations group as it prepared for commercialization of the Company's products. The Company incurred $11.5 million in cost of goods sold for the six months ended June 30, 1998, which included a charge of $1.3 million relating to the write-off of obsolete inventory and the transition of manufacturing operations to Solectron.

  Gross Profit (Loss). The Company incurred a gross loss of $389,000 for the six months ended June 30, 1997 due to costs associated with the Company's manufacturing operations group. The Company incurred a gross loss of $2.1 million for the six months ended June 30, 1998, primarily due to manufacturing costs spread over low volumes of products sold, together with a charge of $1.3 million relating to the write-off of obsolete inventory and the transition of manufacturing operations to Solectron.

  Research and Development. Research and development expenses consist primarily of personnel costs, as well as design expenditures, equipment and supplies required to develop and enhance the Company's products. Research and development expenses decreased from $5.9 million in the six months ended June 30, 1997 to $4.9 million in the six months ended June 30, 1998 as a result of timing of the Company's development projects. The Company intends to continue to increase investment in research and development programs in future periods for the purpose of enhancing current products, reducing the cost of current products and developing new products.

  Sales and Marketing. Sales and marketing expenses consist primarily of salaries for sales, marketing and support personnel, and costs related to tradeshows, consulting and travel. Sales and marketing expenses increased from $1.5 million in the six months ended June 30, 1997 to $3.0 million in the six months ended June 30, 1998, primarily due to increased payroll costs related to additional sales and support personnel for commercial trials and deployment of the Company's products. The Company expects sales and marketing expenses to increase in the future as the Company expands its customer base.

  General and Administrative. General and administrative expenses primarily consist of salary and benefits for administrative officers and support personnel, travel expenses, legal, accounting and consulting fees. General and administrative expenses increased from $1.1 million in the six months ended June 30, 1997 to $1.3 million in the six months ended June 30, 1998. The Company expects that general and administrative expenses will increase as a result of the additional reporting requirements imposed on the Company as a public company and increased infrastructure to support expanded activities of the Company.

  Net Interest Income (Expense). Net interest income was $123,000 in the six months ended June 30, 1997 compared to net interest expense of $32,000 in the six months ended June 30, 1998. The decrease primarily was a result of lower interest income on lower average cash balances and higher interest expense on term debt in the six months ended June 30, 1998.

  Series F Convertible Preferred Stock Dividend. The Company recorded a dividend of $23.9 million in the six months ended June 30, 1998, representing the fair value of the warrant to purchase 3,000,000 shares of the Company's common stock (the "Shaw Warrant") under EITF No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The Company's accounting conclusion with respect to the Shaw Warrant issued in connection with the sale of $5.0 million of convertible preferred stock to Shaw (the "Shaw Financing") is based on management's conclusion that the sale of preferred stock was, in substance, a financing transaction and not the issuance of equity instruments in exchange for goods or services. When the Company issued $5.0 million of convertible preferred stock and the Shaw Warrant on April 6, 1998, its singular objective was to obtain sufficient liquidity to continue as a going concern. At the time of the Shaw Financing, the Company's ability to continue as a going concern was in serious doubt. At March 31, 1998, the Company had only $109,000 in cash, but was using cash of approximately $1.0 million, net, per month in operations; further, the Company had a deficit in working capital of $8.8 million.

YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

  Revenues. The Company did not recognize any revenues from product sales in 1995 or 1996, as the Company did not commence selling its products until June 1997. The Company recognized product revenues of $1.6 million in 1997, primarily due to sales of headend controllers and cable modems. A majority of the products shipped during 1997 were for customer trial purposes. During 1997, the Company also recognized $480,000 of technology development revenues pursuant to a technology development agreement (the "Development Agreement") to provide telephony modules to a telecommunications systems manufacturer. The Company does not expect significant revenues to be recognized pursuant to the Development Agreement in the future.

  Cost of Goods Sold. In 1995, the Company incurred $676,000 in cost of goods sold as a result of technology development costs incurred pursuant to the Development Agreement. The Company did not incur any cost of goods sold in 1996. The Company incurred $6.5 million in cost of goods sold in 1997, reflecting the costs of the Company's manufacturing operations group for the full year and direct product costs related to sales that occurred primarily in the last six months of 1997.

  Gross Profit (Loss). The Company incurred a gross loss of $676,000 in 1995 due to technology development costs incurred pursuant to the Development Agreement. The Company did not realize any gross profit or loss in 1996. The Company incurred a gross loss of $4.3 million in 1997, primarily due to manufacturing costs for the full year spread against revenues recognized primarily in the last six months of 1997. The manufacturing costs incurred in the first six months of 1997 consisted of pre-production activities related to preparation for commercialization of the Company's products.

  Research and Development. Research and development expenses increased from $2.0 million in 1995 to $8.0 million in 1996, primarily due to increased number of personnel and related labor costs and approximately $1.5 million of prototype and non-recurring engineering costs related to the development of the Company's initial products. Research and development expenses increased from $8.0 million in 1996 to $11.3 million in 1997 due to increased staffing and associated engineering costs related to new and existing product development.

  Sales and Marketing. Sales and marketing expenses increased from $205,000 in 1995 to $1.1 million in 1996, primarily as a result of increased number of personnel and related labor costs and costs related to promotional activities and early trials of the Company's products. Sales and marketing expenses increased from $1.1 million in 1996 to $4.5 million in 1997, primarily due to increased payroll costs related to additional sales and support personnel for commercial and market trials and the commercial launch of the Company's products.

  General and Administrative. General and administrative expenses increased from $825,000 in 1995 to $1.8 million in 1996, primarily due to increased hiring and higher legal and travel expenses related to preparations for the commercial release of the Company's products. General and administrative expenses increased from $1.8 million in 1996 to $2.5 million in 1997, due to increased number of personnel and related payroll costs and higher legal and executive travel expenses.

  Net Interest Income (Expense). Net interest income increased from $68,000 in 1995 to $253,000 in 1996, as a result of increased cash balances during 1996 resulting from the Company's financing activities during those periods. Net interest income decreased from $253,000 in 1996 to $128,000 in 1997, primarily as a result of higher interest expense due to larger loan balances.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth selected unaudited consolidated statement of operations data for each of the three-month periods in the six quarters ended June 30, 1998. The data set forth below have been derived from unaudited consolidated financial statements of the Company and have been prepared on the same basis as the audited consolidated financial statements contained in this Prospectus, and in the opinion of management, include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of such information for the periods presented. Such consolidated statement of operations data should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Results of operations in any period should not be considered indicative of the results to be expected in any future period.

                                             THREE MONTHS ENDED
                          --------------------------------------------------------------
                          MARCH 31,  JUNE 30,  SEPT. 30,  DEC. 31,  MARCH 31,  JUNE 30,
                            1997       1997      1997       1997      1998       1998
                          ---------  --------  ---------  --------  ---------  ---------
                                               (IN THOUSANDS)
Revenues................  $     --   $     93  $    662   $  1,363  $  2,444   $   6,932
Cost of goods sold......       178        304     1,761      4,219     4,134       7,383
                          --------   --------  --------   --------  --------   ---------
  Gross profit (loss)...      (178)      (211)   (1,099)    (2,856)   (1,690)       (451)
                          --------   --------  --------   --------  --------   ---------
Operating expenses:
  Research and
   development..........     2,580      3,306     2,695      2,738     2,305       2,618
  Sales and marketing...       529        994     1,192      1,753     1,140       1,829
  General and
   administrative.......       461        644       610        831       505         777
                          --------   --------  --------   --------  --------   ---------
    Total operating
     expenses...........     3,570      4,944     4,497      5,322     3,950       5,224
                          --------   --------  --------   --------  --------   ---------
Loss from operations....    (3,748)    (5,155)   (5,596)    (8,178)   (5,640)     (5,675)
Net interest income (ex-
 pense).................        91         32         7         (2)      (64)         32
                          --------   --------  --------   --------  --------   ---------
Net loss................    (3,657)    (5,123)   (5,589)    (8,180)   (5,704)     (5,643)
Series F convertible
 preferred stock divi-
 dend...................        --         --        --         --        --     (23,910)
                          --------   --------  --------   --------  --------   ---------
Net loss applicable to
 common stockholders....  $ (3,657)  $ (5,123) $ (5,589)  $ (8,180) $ (5,704)  $ (29,553)
                          ========   ========  ========   ========  ========   =========

  Revenues increased in each of the consecutive three month periods due to commencement of commercial shipment of the Company's products in June 1997.
The Company incurred increasing gross
losses and declining gross margin in the second half of 1997 as the Company commenced sales of cable modems which, due to low volume production quantities and resulting high manufacturing costs and per-unit overhead allocations, were sold at negative margins. Revenues for the fourth quarter of 1997 include $480,000 of product development revenues related to the Company's development of a telephony module for a telecommunications system manufacturer. Gross margin improved in the first and second quarters of 1998 as unit volume sales increased and unit manufacturing costs declined. Gross margin also improved in the period due to a change in product mix, with a higher ratio of higher margin headend products sold relative to lower margin cable modems. Operating expenses varied in the last four quarters ended June 30, 1998 due to the timing of research and development projects and due to significant trade shows in the fourth quarter of 1997 and the second quarter of 1998. Net loss applicable to common stockholders increased in the second quarter of 1998 due to the recording of a dividend charge of $23.9 million representing the fair value of the Shaw Warrant.

  The Company has experienced, and expects to continue to experience, fluctuations in its operating results on a quarterly and an annual basis. Historically, the Company's quarterly revenues have been unpredictable due to a number of factors. Factors that have influenced and will continue to influence the Company's operating results include: a long sales cycle for the Company's products; competitive pricing pressures; the effects of extended payment terms, promotional pricing, service, marketing or other terms offered to customers; accuracy of customer forecasts of end user demand; personnel changes; quality control of products sold; and regulatory changes or delays in obtaining required regulatory approvals. For example, the Company's product shipments to date to a customer in Brazil have been significantly lower than anticipated, due to delays in certain regulatory approvals in Brazil. There can be no assurance that similar delays will not occur in other countries in which the Company is marketing or plans to market its products. Any such delays would have an adverse effect on the Company's operating results for a particular period. Factors that may influence the Company's operating results in the future include: the size and timing of customer orders and subsequent shipments; customer order deferrals in anticipation of new products or technologies; timing of product introductions or enhancements by the Company or its competitors; market acceptance of new products; technological changes in the cable, wireless and telecommunications industries; changes in the Company's operating expenses; customers' capital spending; delays of orders by customers; customers' delay in or failure to pay accounts receivable; and general economic conditions. See "Risk Factors--Fluctuations in Operating Results."

INCOME TAXES

  The Company has not generated any net income to date and therefore has not accrued any income taxes since its inception. The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109. Realization of deferred tax assets is dependent on future earnings, if any, the timing and amount of which are uncertain. Accordingly, valuation allowances in amounts equal to the net deferred tax assets as of December 31, 1997 and 1996 have been established to reflect these uncertainties.

  At December 31, 1997, the Company had federal and state net operating loss carryforwards of $31.0 million and $15.0 million, respectively, and federal and state tax credit carryforwards of $1.7 million and $1.2 million, respectively, that will expire at various dates beginning in 1999 through 2012, if not utilized. Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

STOCK-BASED COMPENSATION

  With respect to certain stock option grants in 1997 and the first six months of 1998, the Company had recorded deferred compensation of $2.1 million as of June 30, 1998. The Company amortized approximately $12,000 of the deferred compensation in 1997 and $106,000 in the first six months of

1998, and will amortize the remainder over the related vesting period of the stock options. See Note 8 of Notes to Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception through June 30, 1998 the Company met its liquidity needs primarily through private sales of preferred stock for aggregate proceeds of $52.7 million, before deduction of issuance costs.

  Since its inception, the Company has used cash in operating activities of $41.0 million through June 30, 1998. Cash used in operating activities in 1995, 1996, 1997 and the first six months of 1998 was $2.3 million, $9.4 million, $20.8 million and $8.5 million, respectively. In 1995, 1996 and the first six months of 1998, cash used in investing activities was $1.3 million, $6.5 million and $309,000, respectively. Investment activities in 1995 and the first six months of 1998 consisted primarily of the purchase of hardware, software and test equipment and in 1996 consisted primarily of the purchase of short-term investments. Cash provided by investing activities, primarily from the sales of short-term investments, was $1.5 million in 1997.

  At June 30, 1998 the Company had approximately $6.0 million in cash and cash equivalents and a $10.0 million revolving line of credit. At June 30, 1998, the Company was in violation of certain covenants under its line of credit, including (i) realization of operating profit, (ii) maintenance of a minimum quick ratio of 1.0 to 1.0, (iii) a minimum tangible net worth of $6.0 million and (iv) a maximum total liabilities to net worth ratio of 1.6 to 1.0. The Company is currently in negotiations with another bank to establish a new credit facility, which would be used to repay and terminate the existing line of credit. As of June 30, 1998, the Company did not have any funds available under its current line of credit.

  As of June 30, 1998, the Company had approximately $15.2 million of unconditional purchase obligations. The Company anticipates that it will pay approximately $10.1 million and $5.1 million of such obligations by September 30, 1998 and December 31, 1998, respectively. The Company intends to make these payments out of available working capital.

  The Company believes that its cash balances, together with the proceeds of this offering, will be sufficient to satisfy its cash requirements for at least the next 12 months. There can be no assurance, however, that the Company will not require additional financing prior to such time to fund its operations and it may seek to raise such additional funds through the sale of public or private equity or debt financing or from other sources. The sale of additional equity or debt securities may result in additional dilution to the Company's stockholders. There can be no assurance that any additional financing will be available to the Company on acceptable terms, or at all, when required by the Company. See "Risk Factors--Significant Future Capital Requirements."

YEAR 2000

  Many existing computer systems and applications and other control devices use only two digits to identify a year in the date field, without considering the impact of the upcoming change in the century. As a result, in less than two years, computer systems and applications used by many companies may need to be upgraded to comply with Year 2000 requirements. Significant uncertainty exists in the computer industry concerning the potential effects associated with such compliance. The Company relies on computer systems in operating and monitoring many significant aspects of its business, including financial systems (such as general ledger, accounts payable, accounts receivable, inventory and order management), customer services, infrastructure and network and telecommunications equipment. The Company also relies directly and indirectly on the systems of external enterprises such as customers, suppliers, creditors, financial organizations and domestic and international governments. The Company currently estimates that its costs associated with Year 2000 compliance, including any costs associated with the consequences of incomplete or untimely resolution of Year 2000 compliance issues, will not have a material adverse effect on the Company's business, financial condition or results of operations in any given year. However, the Company has not extensively investigated and does not believe that it has fully identified the impact of Year 2000 compliance and has not concluded that it can resolve any issues that may arise in connection with Year 2000 compliance without disruption of its business or without incurring significant expense. In addition, even if the Company's internal systems are not materially affected by Year 2000 compliance issues, the Company could be affected through disruption in the operation of the enterprises with which the Company interacts. There can be no assurance that the Company's products will be Year 2000 compliant, that third-party products with which the Company's products interface will be Year 2000 compliant or that any changes to third-party products made in response to Year 2000 compliance issues will not render the Company's products incompatible with such third-party products.

RECENT FINANCIAL ACCOUNTING PRONOUNCEMENTS

  In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, Reporting Comprehensive Income. This statement requires that all items that are to be required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This statement is effective for fiscal years beginning after December 15, 1997, and will be adopted by the Company for the year ended December 31, 1998.

  In June 1997, FASB issued Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. This statement replaces Statement No. 14, Financial Reporting for Segments of a Business Enterprise, and changes the way public companies report segment information. This statement is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for the year ended December 31, 1998.

                                    BUSINESS

OVERVIEW

  Terayon develops, markets and sells cable modem systems that enable cable operators to cost-effectively deploy reliable two-way broadband access services. The Company's TeraComm system is designed to allow cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system are able to provide additional revenue-generating services to end users, enabling cable operators to compete effectively in the emerging market for broadband access services.

  The Company's TeraComm system, comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning Software, is based on Terayon's S-CDMA technology. S-CDMA enables reliable two-way broadband communications over both pure coaxial and HFC cable infrastructure by maximizing resistance to noise that interferes with data transmissions over previously unusable frequency spectrum. See "-- Technology."

INDUSTRY BACKGROUND

  DEMAND FOR BROADBAND ACCESS

  In recent years, the volume of bandwidth intensive data, voice and video traffic across the Internet, corporate intranets and other public networks has increased dramatically. This demand has been driven by the proliferation of residential and commercial computer users that are accessing networks in a variety of applications, including communications via the Internet, electronic commerce and telecommuting. These applications often require the transmission of large, multimedia-intensive files. IDC estimates that the number of Internet users will increase from approximately 69 million at the end of 1997 to approximately 320 million by the end of 2002. IDC also estimates that the number of home office households will increase from approximately 35 million at the end of 1997 to approximately 50 million by the end of 2002.

  Despite significant advances in the performance of computer processors and data backbone networks, high speed data transmission has been limited by the existing local access network infrastructure (the local loop), which is not optimized for distribution of data-intensive multimedia content. Users of dial-up analog modems with maximum data rates of only 28.8 Kbps to 56 Kbps often experience frustration, as they encounter frequent and lengthy delays or complete failures in transmission. In response to the growing demand for increased bandwidth, the communications industry has begun to deploy new broadband access technologies that can deliver megabit per second ("Mbps") or better performance to end users.

  ADVANTAGES OF CABLE MODEMS OVER ALTERNATIVE BROADBAND ACCESS TECHNOLOGIES

  As residential and commercial demand for faster Internet access continues to grow, particularly for applications such as streaming audio and video, IP telephony and interactive two-way video, service providers are investing in enabling infrastructure and technologies. Various technologies have emerged to address the need for broadband access. The leading technologies include ISDN, ADSL and xDSL technologies being marketed by telecommunications companies, and cable infrastructure technologies such as cable modems being marketed by cable operators. These digital technologies offer substantial performance increases over traditional analog 56 Kbps dial-up modem technologies.

  The following chart depicts the maximum available throughput of various broadband access technologies:

                COMPARISON OF ALTERNATIVE BROADBAND TECHNOLOGIES

                                                            MAXIMUM
                                                      AVAILABLE THROUGHPUT
                                                    ------------------------
 TECHNOLOGY                DESCRIPTION               DOWNSTREAM   UPSTREAM
----------------------------------------------------------------------------
 Cable Modems  High speed digital technology over   27.0 to 36.0 2.0 to 14.0
               HFC and pure coaxial systems             Mbps        Mbps
----------------------------------------------------------------------------
 ADSL          High speed digital technology over    1.5 to 6.1   640 Kbps
               existing copper wire                     Mbps
----------------------------------------------------------------------------
 ISDN          High speed digital technology over     128 Kbps    128 Kbps
               existing copper wire
----------------------------------------------------------------------------
 Dial-up       Digital-to-analog conversion           56 Kbps      33 Kbps
 Analog Access utilizing existing copper wire
----------------------------------------------------------------------------

  Of the digital technologies, cable modems currently provide the highest available two-way transmission speeds and their "always on" availability eliminates the tedious and unreliable dial-up process of other technologies. The existing cable infrastructure offers other important advantages over alternative broadband architectures. Currently, the cable infrastructure passes over 95% of homes in the United States and a large number of small businesses. In addition, the cable infrastructure has the capacity to offer a wide range of broadband services, such as digital TV, Internet access and IP telephony. Many cable operators have recognized the need to expand beyond broadcast and video TV services to diversify their business and remain competitive. A growing number of cable operators have already expanded their business to include data-over-cable services through affiliations with service providers such as @Home and Road Runner, and several cable operators are exploring voice-over-cable services as well. Kinetic Strategies Inc. estimates that over 200,000 North American homes currently have data-over-cable services.

  LIMITATIONS OF EXISTING CABLE INFRASTRUCTURE

  Most cable networks were designed to provide one-way video broadcast from the cable headend to subscribers. Data-over-cable and other two-way services require cable operators to provide an upstream return path from subscribers to the headend. Noise interferes with upstream signal transmissions, potentially resulting in corrupted information or service outages. Common noise problems are (i) "ingress noise," a relatively constant level of interference resulting from home appliances and consumer electronics leaking noise into the cable system through imperfections in the cable plant, such as faulty connections or cracked cable shielding and (ii) "impulse noise," which is transient, unpredictable interference that results from home appliances switching on and off. Noise is a particular problem in the upstream return path because each home's noise is aggregated into the headend. In addition, the 5 to 42 MHz frequency spectrum reserved for subscriber-to-headend transmissions is highly susceptible to ingress and impulse noise.

  CABLE OPERATOR OBJECTIVES IN DEPLOYING BROADBAND ACCESS SERVICES

  In order to successfully exploit the opportunities offered by the increasing demand for broadband access, cable operators face a number of challenges.

  Cost-effectively manage system noise. Cable modems based on current-generation TDMA technologies typically require a Signal-to-Noise Ratio ("SNR") of 20dB or better for reliable operation. To respond to ingress noise, cable operators using cable modems based on TDMA often must upgrade their networks to an HFC architecture. An upgrade to an HFC system includes replacing a substantial portion of the existing coaxial network with optical fiber, replacing the headend transmission equipment with optical transmission systems and providing additional interface layers between the optical fiber and the coaxial connection into the home.

  To further address ingress noise and attempt to prevent impulse noise interference, cable operators must often completely rebuild their HFC network. This entails dividing the network into smaller segments, to isolate noise and therefore limit the aggregate noise arriving at the headend, as well as replacing coaxial drops in the homes of subscribers for data services and placing filters on non-subscriber homes. In addition, many TDMA-based systems employ a frequency-agile scheme where the transmission system will shift transmission to a pre-reserved backup channel if the primary channel is affected by a noise event. Despite these expenditures, cable operators using TDMA may still be required to increase routine maintenance procedures in order to provide reliable service and to restrict two-way services to a limited portion of the 5 to 42 MHz frequency spectrum where noise events are less likely to occur. To reduce these costs and improve the quality of their service, cable operators require new upstream transmission technologies that address both ingress and impulse noise.

  Minimize network capital equipment costs. Noise levels are directly related to the number of homes passed by a network, regardless of the number of subscribers on such network. As a result, the number of homes that can be supported by a single TDMA-based cable modem headend is limited, even in the early phase of deployment, when the number of subscribers may be very small. Cable operators using TDMA technology are often required to deploy a large number of headends to create a large service area "footprint." Minimizing initial investments and attaining "pay-as-you-go" capability that allows revenues to support incremental investment are vital to the ability of cable operators to enter the broadband access market.

  Time to market. As telecommunications operators move quickly to offer broadband services, the Company believes that a cable operator's success in a particular geographic market will be determined by being first to market with broadband access services. Therefore, the Company believes that cable operators will need the ability to accelerate cable modem deployments in order to enhance their competitive position.

  Ability to offer tiered services. The Company believes that cable operators can benefit from having a network capable of offering tiered services that allow them to maximize revenue from bandwidth allocated to those services. For example, a residential end user who only utilizes e-mail or Internet access may only be willing to pay a small premium over the cost of a dial-up connection, while commercial end users may be willing to pay a substantial premium for guaranteed bandwidth. In order to offer multiple tiers of service with varied access speeds and priority connections, cable operators need the ability to assign a portion of shared bandwidth to individual end users.

  To meet these challenges, cable operators require a highly reliable broadband access solution that can be deployed rapidly at low initial costs, that enables cable operators to maximize revenues from available bandwidth capacity, and that scales as the number of broadband access subscribers increases.

THE TERAYON SOLUTION

  The Company's TeraComm system is designed to enable cable operators to minimize time-consuming and costly network infrastructure upgrades, achieve reduced time to market and provide a wide range of service levels to residential and commercial end users. Cable operators using the TeraComm system are able to provide additional revenue-generating services to end users, enabling cable operators to compete effectively in the emerging market for broadband access services. The Company's system is based on its spread spectrum technology, S-CDMA, which offers cable operators the following advantages:

  Minimize cable infrastructure upgrades. Terayon's S-CDMA technology operates at extremely low SNRs (-13dB), which enables Terayon's cable modems to be deployed on pure coaxial or HFC-upgraded systems, with minimal system upgrades. TDMA-based systems, which generally demand higher SNRs for operation
(20dB), often require costly system upgrades or complete rebuilds to high quality HFC in order to support comparable broadband access services.

  Reduce time to market. Activating two-way transmission by installing the TeraComm system does not require the time-consuming network upgrades or rebuilds usually required to support TDMA-based transmission equipment. As a result, cable operators can accelerate cable modem deployment and reduce their time to market with broadband access services, thereby enhancing their competitive position.

  Minimize initial headend capital equipment costs. By deploying the TeraComm system, cable operators can minimize the initial capital expense for headend equipment. The noise-resistant properties of S-CDMA allow more cable segments to be aggregated to form a single shared upstream channel. These properties provide cable operators with a cost-effective solution during initial stages of deployment even with a limited number of users. As the number of users increases, additional Terayon equipment can be installed for a smooth transition to a larger-scale network. For large deployments, the routed architecture of Terayon's system will support a large number of headends, enabling cable operators to effectively manage thousands of subscribers as a single IP network with multiple logical sub-networks. In contrast, TDMA-based systems only support a smaller number of homes passed per headend due to susceptibility to noise-related service problems.

  Increase signal transmission reliability. Cable operators who plan to offer broadband access services must demonstrate the ability to provide reliable and continuous service. S-CDMA enables cable operators to maintain signal transmission even in high noise environments. Further, S-CDMA's rate-adaptive response to sudden changes in plant conditions prevents even short service outages, unlike alternative systems that utilize a frequency-agile scheme, which can result in a loss of service.

  Maximize spectrum usage. The TeraComm system is designed to operate effectively in the lowest frequency ranges of the upstream spectrum, where noise is too severe to allow the operation of TDMA-based systems. As a result, cable operators who employ the TeraComm system can utilize more of the existing upstream bandwidth than alternative broadband access technologies.

  Generate additional revenue through tiered services. The high capacity and dynamic bandwidth management capabilities of the TeraComm system are designed to enable cable operators to offer a wide range of services at tiered prices. Cable operators can emulate high margin commercial-service offerings such as T-1, frame-relay and leased lines in the same network as lower margin, residential, Internet access.

  Reduce ongoing cable infrastructure maintenance costs. Cable operators utilizing the TeraComm system can capitalize on S-CDMA's noise-resistant properties, which enable cable operators to operate plants in a wide range of conditions, thus reducing on-going maintenance costs and minimizing service problems. For example, while all cable operators monitor their networks on a regular basis, cable operators using TDMA-based systems are generally required to take more frequent corrective action than cable operators using S-CDMA-based systems to prevent normal "wear and tear" on the cable system from impacting service.

STRATEGY

  The Company's objective is to be the leading provider of cable modem systems to cable operators seeking to provide broadband access services to residential and commercial end users. Key elements of the Company's strategy are as follows:

  Supply leading cable operators worldwide. The Company's initial target market is the ten largest cable companies in each major geographic area. In most markets, a small number of large cable operators often provide services to a majority of subscribers in a specific region and thus influence the purchase decisions of smaller cable operators. In the United States, ten cable operators together own and operate facilities passing approximately 74% of total homes passed. To date, three of the largest North American cable operators, Cablevision, Shaw and TCA Cable TV, Inc. ("TCA"), are deploying the TeraComm system commercially. The Company operates on a purchase order basis with each of these customers and does not have agreements in place for the future purchases of products by any of such customers.

  Establish relationships with industry leaders. The Company seeks to provide cable operators with a complete broadband access solution by establishing relationships with networking companies, systems integrators and other industry leaders. For example, the Company has a co-development agreement with Cisco to create an integrated headend solution. Additionally, the Company and @Home have integrated the Company's products with @Home's service. The Company will continue to pursue strategic relationships to expand the capabilities of its system.

  Expand worldwide distribution channels. The Company intends to continue to increase its direct sales efforts and to establish strategic relationships with leading distributors worldwide. The Company's distribution strategy is to customize its sales and distribution efforts to address the specific needs of each market. For example, the Company has an agreement with Sumitomo, through its subsidiary Crossbeam Networks Corporation ("Crossbeam"), to distribute the Company's products in Japan. In Latin America, Europe and other parts of Asia the Company has appointed local distributors with expertise in their specific geographic regions. In the United States, the Company has begun to establish distribution relationships to provide broadband access solutions to smaller cable operators.

  Provide superior customer service and support. The Company believes that its ability to provide consistent high quality service and support will be a key factor in attracting and retaining customers. In addition to assigning a field applications engineer to each customer account, the Company provides its customers with technical support and training through customer support representatives and representatives of distributors. The Company provides service and support to its customers 24 hours a day, 7 days a week.

  Adopt and advocate industry standards. The rapidly evolving market in which the Company participates has recently adopted DOCSIS for cable modem standards, and the industry has commenced discussion of a next-generation cable modem standard, DOCSIS 2.0. The Company is developing a next-generation product, known as the UCM, which is intended to offer a mode of operation compliant with DOCSIS. The Company is actively participating in industry standard-setting efforts and intends to work with the MCNS consortium to incorporate S-CDMA into the DOCSIS 2.0 standard.

  Leverage S-CDMA technology. The Company believes that its S-CDMA technology provides significant advantages over alternative broadband access technologies. The Company's team of engineers has extensive experience in many areas of broadband access system design, including communication systems, ASICs, data networking, RF, software and hardware. The Company intends to leverage these engineering capabilities to expand the features and functionality of its S-CDMA technology, and to apply S-CDMA to additional applications such as IP telephony, wireless communications and LMDS.

TECHNOLOGY

  Terayon's products are based on the Company's S-CDMA technology. S-CDMA, like asynchronous Code Division Multiple Access ("CDMA") technology commonly used in wireless communications, is a form of spread spectrum technology, enabling the transmission of information as a group of codes from multiple transmitters to a single headend receiver. In spread spectrum systems, data is transmitted by spreading the information across a range of frequencies and across a period of time, limiting the amount of interference caused by foreign signals as compared to TDMA systems. However in CDMA transmissions, the codes can arrive at the headend at slightly different times, or "unaligned," which can result in interference among the codes, creating inefficiency and requiring the use of signal modulation techniques that sacrifice capacity in order to cancel the interference. The Company has developed a technique to synchronize the arrival of codes at the headend to eliminate the interference among the codes, allowing the use of signal modulation techniques that do not sacrifice capacity. As a result, the Company's S-CDMA technology provides better channel efficiency (more bandwidth per Hertz) than CDMA.

  S-CDMA is integrated into a single ASIC chip, which implements the physical ("PHY") layer and media access control ("MAC") layer communication protocols in the TeraComm system. S-CDMA is the primary differentiator between Terayon's cable modems and those of competitors who use TDMA-based technology for the PHY and MAC layer protocols. S-CDMA is designed to maximize resistance to noise, optimize use of network capacity and provide cable operators with multiple revenue streams through the ability to offer multiple Quality of Service levels.

  Maximum noise resistance through spread spectrum and rate adaptive technologies. Spread spectrum technology was originally designed for use by the military to provide reliable and secure communications in harsh RF environments. The RF environment is subject to a variety of noise sources that can interfere with the transmission of data. In spread spectrum systems such as the Company's S-CDMA technology, data is transmitted by spreading the information across a range of frequencies and across a period of time, allowing sufficient information reception for the data to be reconstructed by the receiver. Data is encoded by transmitters in unique spreading codes that allow multiple data streams to be received and decoded by the receiver simultaneously. Therefore, noise events that are typically specific to a particular frequency or a period of time do not significantly interfere with transmission

  In addition to spread spectrum, S-CDMA incorporates other techniques, including forward error correction and interleaving, that further enhance the ability of S-CDMA to resist impulse and ingress noise. In extremely harsh noise environments, S-CDMA incorporates a rate adaptive mode of operation that changes modulation schemes, reducing capacity, but allowing continued reliable transmission. This combination of techniques enables S-CDMA-based systems to operate in SNR environments as low as 13dB at full capacity and as low as - 13dB in rate adaptive mode. In contrast, TDMA-based systems typically require an SNR of at least 20dB for reliable operation.

  Optimal capacity utilization through synchronization. In asynchronous CDMA systems, codes arriving at the receiver are unaligned. This causes mutual interference between the codes, which forces the use of lower order modulation schemes resulting in significantly reduced data capacity. S-CDMA minimizes mutual interference by ensuring that codes are synchronized with each other through ranging, power management and adaptive equalization. The process of ranging guarantees time alignment by ensuring all codes arrive at the receiver at the same time. Power management and adaptive equalization compensate for variables such as temperature and changes in network topology. These techniques allow S-CDMA to utilize higher order modulation schemes providing a capacity of 14 Mbps in a 5 MHz channel in both the upstream and downstream paths. This 14 Mbps capacity is divided into 144 data streams, each of which is represented by a unique S-CDMA spreading code.

  Efficient bandwidth management for multiple levels of Quality of Service. The TeraComm system segments each 14 Mbps upstream and downstream channel into 128 user data streams and 16 management and control data streams. Separating user data from management and control ensures high channel efficiency under heavy channel loading. Each of the 128 user data streams has a continuous data payload capacity of 64 Kbps. The bandwidth manager software residing in the system headend allocates data streams to cable modems individually or in groups. Data streams can also be assigned on a permanent basis, or can be multiplexed among multiple modems based on a fairness algorithm in the bandwidth manager. This capability allows the TeraComm system to provide a variety of Quality of Service levels. Constant Bit Rate ("CBR") services can be provisioned in increments of 64 Kbps by continuous assignment of data streams to a TeraPro cable modem. As a result, services such as leased lines and T-1 circuits can be emulated. Unspecified Bit Rate ("UBR") services can be supported by allowing modems to contend for data streams on an "as requested" basis. Because all access requests and grants are communicated through management streams, the impact on channel efficiency is minimized as more modems contend for bandwidth. Both CBR and UBR services can co-exist on a single channel enabling a cable operator to create multiple service levels and maximize revenue from the available bandwidth capacity.

PRODUCTS

  CURRENT PRODUCTS

  The Company's TeraComm system enables cable operators to cost-effectively deploy reliable two-way broadband access services. The TeraComm system is comprised of the TeraPro cable modem, the TeraLink 1000 Master Controller, the TeraLink Gateway and the TeraView Element Management and Provisioning Software. The price of a TeraComm system depends upon a number of variables, including a customer's basic cable system architecture, the type of routing equipment a customer intends to use, the level and quality of service that a cable operator desires to provide and the volume of products purchased by a customer. The price of the TeraComm system ranges from $39,500 to $525,000. The median price of TeraComm systems sold in the six months ended June 30, 1998 was approximately $250,000.

  The following diagram illustrates the TeraComm system:

                                     LOGO
              [Diagram of the components of the TeraComm system]

                              THE TERACOMM SYSTEM

  TeraPro Cable Modem. The TeraPro cable modem is a data communications device installed in a subscriber's home or business. The TeraPro cable modem connects to the subscriber's PC via a standard 10BaseT Ethernet connector and to the cable network via a standard coaxial cable connector. The TeraPro cable modem automatically configures itself without user intervention, thus minimizing modem installation time. In addition, the configuration software for the TeraPro cable modem is downloaded remotely, allowing centralized software upgrades directly from the headend management system.

  The TeraPro cable modem delivers full two-way communication over the cable network, with data rates of up to 14 Mbps per 5 MHz channel in both the upstream and the downstream direction. The TeraPro cable modem operates at full capacity at an SNR as low as 13dB, and gradually adjusts throughput to provide transmission at an SNR as low as -13dB. This feature will permit the TeraPro cable modem to operate across any portion of the 5 to 42 MHz upstream RF spectrum.

  TeraLink 1000 Master Controller. The TeraLink 1000 Master Controller is a data channel controller and multiplexer located at the cable headend system or distribution hub. The TeraLink 1000 Master Controller provides control, management and data transport functions for TeraPro cable modems connected to the cable network. It offers dynamic bandwidth management, high-speed traffic concentration, access control to data networking resources, and data service quality and integrity.

  The TeraLink 1000 Master Controller is a single channel, rack-mountable controller that supports up to 2,000 cable modems per channel. Additional TeraLink 1000 Master Controllers can be added to scale service as performance and subscriber needs grow. The TeraLink 1000 Master Controller, with the TeraLink Gateway, provides a 100 BaseT interface for direct connectivity to a private backbone or any vendor's router or switch. Alternatively, the TeraLink 1000 Master Controller, with its built-in ATM OC-3 interface, can be connected via an ATM switch, or directly to Cisco's 7500 series routers.

  TeraLink Gateway. The TeraLink Gateway is a rack-mountable edge concentrator providing end-user clients with broadband access to a remote IP backbone (e.g., Internet) as well as efficient communication between modems. The TeraLink Gateway includes an ATM OC-3 interface for connectivity to up to two TeraLink 1000 Master Controllers or an ATM switch. It also provides a 10/100 BaseT Ethernet/Fast Ethernet auto-sense interface to a headend backbone or any IP router including the Cisco Universal Broadband Router. The TeraLink Gateway also includes a separate 10 BaseT interface, which may be connected to a separate management network or the headend network. The TeraLink Gateway supports up to 2,000 cable modems per RF channel when connected to a TeraLink 1000 Master Controller. When used with the TeraLink Gateway, the TeraPro cable modems behave as an extension of the TeraLink Gateway, providing maximum bandwidth and privacy.

  TeraView Element Management and Provisioning Software. The TeraView Element Management and Provisioning Software is a Windows 95 and Windows NT standards-based software application installed at the headend system or the network operations center. The TeraView software allows cable operators to configure, control, monitor and maintain multiple channels of the TeraComm system.

  PRODUCTS UNDER DEVELOPMENT

  Universal Cable Modem and TeraLink 2000 Master Controller. The Company currently is designing and developing a next-generation system, which includes the UCM and an accompanying headend controller, the TeraLink 2000 Master Controller. The UCM and the TeraLink 2000 Master Controller will be designed to be fully compliant with DOCSIS standards, while also offering additional features and performance enabled by the use of the S-CDMA technology. The UCM and the TeraLink 2000 Master Controller are in the early stages of development and the Company does not anticipate commercial deployment of these products until 1999.

  The UCM will be designed to operate in any of three modes: (i) as an existing TeraPro cable modem to ensure backward compatibility for existing TeraComm system users; (ii) as a DOCSIS-compliant modem that will be compatible with multiple vendors' DOCSIS-compliant systems; and (iii) as an advanced system. In the advanced mode the UCM will be designed to offer DOCSIS-compliant 64/256 QAM modulation downstream channels, coupled with an advanced S-CDMA upstream channel, offering up to 40 Mbps downstream channel capacity and 30 Mbps upstream channel capacity.

CUSTOMERS

  The Company markets its products to cable operators that seek to provide broadband access services to both residential and commercial end users. The Company's initial target market consists of the ten largest cable companies in each major geographic area. In most markets, a small number of large cable operators often provide services to a majority of subscribers in a specific region and thus influence the purchasing decisions of smaller cable operators. In the United States, ten cable operators together own and operate facilities passing approximately 74% of total homes passed. The Company commenced volume shipments of its products in the first quarter of 1998. To date, three of the largest North American cable operators, Cablevision, Shaw and TCA, are deploying the TeraComm system commercially.

  Selected examples of the range of customers and applications for which the TeraComm system is being commercially deployed are as follows:

  Cablevision. Cablevision is the fifth largest cable operator in the United States, with cable infrastructure passing approximately 5.1 million homes, primarily located in New York, New Jersey, Connecticut, Ohio and Massachusetts. Cablevision is currently deploying Terayon's products in systems located in Long Island, New York and areas of Connecticut for its optimum high speed data service.

  Shaw Cable. Shaw is the third largest cable operator in Canada, with cable infrastructure passing approximately 2.0 million homes. Shaw currently has the largest cable modem deployment in Canada, with over 35,000 cable modem users. Shaw has selected Terayon to supply cable modem systems for Shaw's @Home service deployments in Victoria, British Columbia, Edmonton, Alberta and parts of metropolitan Toronto, Ontario.

  Sumitomo. The Company has a distribution agreement with Sumitomo under which Crossbeam is distributing the TeraComm system to three of Japan's leading cable operators. The TeraComm system's noise resistant properties are designed to enable two-way broadband access over pure coaxial networks, which comprise the majority of Japan's cable infrastructure.

  TCA Cable. TCA is the 16th largest cable operator in the United States, with cable infrastructure passing approximately 1.2 million homes, primarily in Texas, Arkansas and Louisiana. TCA has deployed the TeraComm system in Bryan/College Station, Texas and Amarillo, Texas. TCA provides a tiered service offering, with prices ranging from $49.95 per month for residential Internet access to $184.95 per month for commercial Internet access. TCA has announced that it intends to leverage the noise resistant properties of Terayon's products to deploy broadband access services on a pure coaxial network in Tyler, Texas.

  Three customers accounted for approximately 73% of the Company's revenues in 1997 and for approximately 64% of the Company's revenues in the first six months of 1998. In 1997, sales to Telegate, Sumitomo and NET Brasil represented approximately 30%, 29% and 14%, respectively, of the Company's revenues. In the first six months of 1998, sales to Shaw, Sumitomo and Cablevision represented approximately 40%, 14% and 10%, respectively, of the Company's revenues. The Company believes that a substantial majority of its revenues will continue to be derived from sales to a relatively small number of customers for the foreseeable future. In addition, the Company believes that sales to these customers will be focused on a small number of projects. See "Risk Factors--Dependence on Small Number of Customers."

RESEARCH AND DEVELOPMENT

  The Company believes that its future success will depend upon its ability to enhance its existing products and to develop and introduce new products that meet a wide range of evolving cable operator and end user needs. In addition, to address competitive and pricing pressures, the Company expects that it will have to reduce the unit cost of manufacturing its cable modems through design and engineering changes. For example, the Company has developed and intends to introduce a single-board modem by the end of 1998, which the Company anticipates will provide cost savings over its current dual-board modem. There can be no assurance that the Company will be successful in redesigning its products, that any such redesign will be made on a timely basis and without introducing significant errors and product defects, or that any such redesign, including the single-board modem, would result in sufficient cost reductions to allow the Company to significantly reduce the list price of its products or improve its gross margin.

  The Company also currently is designing and developing a next-generation system, which includes the UCM and an accompanying headend controller, the TeraLink 2000 Master Controller. The UCM and the TeraLink 2000 Master Controller will be designed to be fully compliant with emerging DOCSIS standards, while also offering additional features and performance enabled by the use of the S-CDMA technology. The UCM and the TeraLink 2000 Master Controller are in the early stages of development and the Company does not anticipate commercial deployment of these products until 1999. See "Risk Factors--Evolving Market; Rapid Technological Change; Market Acceptance of S-CDMA," "--Ability to Achieve Cost Reductions," "--Evolving Industry Standards" and "--Dependence on Products Under Development."

  As of June 30, 1998, the Company had 51 employees engaged in research and development. The Company's total research and development expenses for 1995, 1996 and 1997 and the first six months of 1998 were $2.0 million, $8.0 million, $11.3 million and $4.9 million, respectively.

SALES AND MARKETING

  Terayon has direct sales forces in North America, Latin America and Europe. The Company also distributes its products via distributors and systems integrators. Terayon has signed a distribution agreement with Sumitomo under which Crossbeam is distributing the TeraComm system to three of Japan's leading cable operators.

  The Company markets its products directly to cable operators through its sales force, key distribution and technology partners, as well as other marketing vehicles such as industry press, trade shows and the World Wide Web. Through its marketing efforts, the Company strives to educate cable operators on the technological and business benefits of its system solution, as well as the Company's ability to provide quality support and service to the customer. Terayon participates in the major trade shows and industry events for the cable industry in the United States and is expanding its presence in other markets through joint participation at local events with its international sales and marketing partners. Industry referrals and reference accounts are significant marketing tools developed and utilized by the Company.

CUSTOMER SERVICE AND TECHNICAL SUPPORT

  The Company believes that its ability to consistently provide high quality service and support will be a key factor in attracting and retaining customers. The Technical Services and Support ("TSS") organization provides support 24 hours a day, seven days per week. Prior to deployment of the Company's systems, each cable operator's needs are assessed and proactive solutions are implemented, including various levels of training, periodic management and coordination meetings, and problem escalation procedures. Terayon places a strong emphasis on technical training, both for cable operators and systems integrators. Initial training is offered to cable operators and systems integrators at no cost, both in Terayon's headquarters in Santa Clara and on a cable operator's or system integrator's premises. At June 30, 1998, the TSS organization consisted of 13 employees located in North America, Europe, Latin America and Asia.

  In addition, Terayon has developed sophisticated tools for remote diagnosis and monitoring of the TeraComm systems deployed by cable operators. Such tools enable the Company to monitor cable operators' installations of the TeraLink 1000 Master Controller and to proactively suggest solutions before problems become noticeable to end users. The Company is developing a Web-based knowledge system to provide cable operators with access to the latest technical support information.

MANUFACTURING

  The Company outsources the materials procurement, printed circuit board assembly, and product assembly and testing to turnkey contract manufacturers. Currently, the Company contracts with Solectron, located in Milpitas, California, for the manufacture of the majority of its products. CMC, located in Santa Clara, California, also manufactures certain of the Company's products. The Company has a limited in-house manufacturing capability at its headquarters in Santa Clara. This facility is currently used for the assembly and final testing of TeraLink 1000 Master Controller and TeraLink Gateways, pilot production of new modem designs, sample testing of products received from volume modem manufacturers, developing the manufacturing process and documentation for new products in preparation for outsourcing. The Company also repairs products returned from customers with its in-house manufacturing resources.

  The Company's future success will depend in significant part on its ability to obtain high volume manufacturing at low costs. As volume increases, the Company plans to engage additional contract manufacturers, to procure additional manufacturing facilities and equipment, to modify existing inventory procedures, to substantially increase its personnel and to revise its quality assurance and testing practices. There can be no assurance that any of these efforts will be successful. The Company anticipates that the need to reduce the manufacturing costs of its cable modem and will continue to evaluate the use of low cost third-party suppliers and manufacturers. See "Risk Factors--Ability to Achieve Cost Reductions" and "--Limited Manufacturing Experience and Dependence on Contract Manufacturer."

  Subcontractors supply the Company's contract manufacturers with both standard components and subassemblies manufactured to the Company's specifications. The Company is dependent upon certain key suppliers for a number of the components for its products. For example, the Company currently relies on VLSI for the Company's S-CDMA ASIC, which is used in the Company's headend and cable modem products. In addition, all of the Company's products contain one or more components that are currently only available from a single source.

COMPETITION

  The market for broadband access systems is extremely competitive and is characterized by rapid technological change. The Company's direct competitors in the cable modem arena include Bay Networks, Com21, Hayes, Hybrid, Matsushita, Motorola, Phasecom, RCA, Samsung, Scientific-Atlanta, Sony, 3Com, Toshiba and Zenith and there are many other potential market entrants. In addition, Bay Networks, Com21, Hybrid and Motorola introduced cable modems prior to the Company, and have established relationships and have worked with customers for a longer period of time than the Company. The principal competitive factors in this market include: product performance, features and reliability; price; size and stability of operations; breadth of product line; sales and distribution capability; technical support and service; relationships with cable operators; standards compliance; and general industry and economic conditions. Certain of these factors are outside of the Company's control. The existing conditions in the broadband access market could change rapidly and significantly as a result of technological changes, and the development and market acceptance of alternative technologies could decrease the demand for the Company's products or render them obsolete. There can be no assurance that these companies and other competitors will not introduce broadband access products that will be less costly or provide superior performance or achieve greater market acceptance than the Company's products.

  The Company sells products that also compete with existing data access and transmission systems utilizing the telecommunications networks, such as those of 3Com. Additionally, the Company's controller and headend system products face intense competition from well-established companies such as Bay Networks, Cisco and 3Com. Many of the Company's current and potential competitors have significantly greater financial, technical, marketing, distribution, customer support and other resources, as well as greater name recognition and access to customers than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that the competitive pressures faced by the Company will not have a material adverse effect on its business, operating results and financial condition.

  The market for cable modems may be impacted by the development of other technologies that enable the provisioning of broadband access services. Examples of such technologies include technologies that increase the efficiency of digital transmission over telephone companies' existing copper infrastructure, such as various xDSL, as well as ISDN. Similarly, broadband access services may be deployed over a number of other media, including fiber optic cable, DBS and other wireless technologies. Broadband access services based on some of these competing technologies are already available and could materially limit acceptance of cable modem-based services. The failure of broadband access services based on cable modem technology to gain widespread commercial acceptance by cable operators and end users of broadband access services would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Highly Competitive Industry; Established Competitors."

REGULATION

  The Company and its customers are subject to varying degrees of federal, state and local regulation. The jurisdiction of the FCC extends to the communications industry, including broadband access products such as those of the Company. The FCC has promulgated regulations that, among other things, set installation and equipment standards for communications systems. Although FCC regulations and other governmental regulations have not materially restricted the Company's operations, there can be no assurance that future regulations adopted by the FCC or other regulatory bodies will not have a material adverse effect on the Company. Further, regulation of the Company's customers may adversely impact the Company's business, operating results and financial condition. For example, FCC regulatory policies affecting the availability of cable services and other terms on which cable companies conduct their business, may impede the Company's penetration of certain markets. In addition, regulation of cable television rates may affect the speed at which cable operators upgrade their cable infrastructures to two-way HFC. Changes in, or the failure by the Company to comply with, applicable domestic and international regulations could have a material adverse effect on the Company's business, operating results and financial condition. In addition, the increasing demand for communications systems has exerted pressure on regulatory bodies worldwide to adopt new standards for such products and services, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past, and may in the future, cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers, which in turn may have a material adverse effect on the sale of products by the Company to such customers. For example, the Company experienced delays in product shipments to a customer in Brazil due to delays in certain regulatory approvals in Brazil, and there can be no assurance that similar delays will not occur in other countries in which the Company markets or plans to market its products. In addition, the Company's customers in certain parts of Asia, such as Japan, are required to obtain licenses prior to selling the Company's products, and delays in obtaining such licenses could have an adverse impact on the Company's operating results. See "Risk Factors --
 Regulation of the Communications Industry."

  In the United States, in addition to complying with FCC regulations, the Company's products will be required to meet certain safety requirements. For example, the Company will be required to have its products certified by UL in order to meet federal requirements relating to electrical appliances to be used inside the home. Outside of the United States, the Company's products will be subject the regulatory requirements of each country in which the products are manufactured or sold. These requirements are likely to vary widely, and there can be no assurance that the Company will be able to obtain on a timely basis or at all such regulatory approvals as may be required for the manufacture, marketing or sale of its products. Any delay in or failure to obtain such approvals or meet such requirements could have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Other Regulatory Approvals or Certifications."

INTELLECTUAL PROPERTY

  The Company relies on a combination of patent, trade secret, copyright and trademark laws and contractual restrictions to establish and protect proprietary rights in its products. The Company has two issued patents and five patent applications pending in the United States. The Company has seven patent applications pending internationally. There can be no assurance that the Company's patent applications will be granted or, if granted, that the claims covered by the patents will not be reduced from those included in the Company's applications. Any patent might be subject to challenge in court and, whether or not challenged, might not be sufficiently broad to prevent third parties from developing equivalent technologies or products. The Company has entered into confidentiality and invention assignment agreements with its employees, and enters into non-disclosure agreements with certain of its suppliers, distributors and appropriate customers so as to limit access to and disclosure of its proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to prevent misappropriation of the Company's technology or to deter independent third-party development of similar technologies.

  The Company pursues the registration of its trademarks in the United States and has applications pending to register several of its trademarks. However, since the laws of certain foreign countries might not protect the Company's products or intellectual property rights to the same extent as do the laws of the United States, effective trademark, copyright, trade secret and patent protection might not be available in every country in which the Company's products might be manufactured, marketed or sold.

  The Company expects that developers of cable modems will increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows. The Company has received a letter from an individual claiming that the Company's technology infringes a patent held by such individual. The Company has reviewed the allegations made by such individual and, after consulting with its patent counsel, does not believe that the Company's technology infringes any valid claim of such individual's patent. There can be no assurance that, if the issue were to be submitted to a court, such a court would not find that the Company's products infringe the patent, nor that the individual will not continue to assert infringement. If the Company is found to have infringed such individual's patent, the Company could be subject to substantial damages and/or an injunction preventing it from conducting its proposed business, and the Company's business could be materially and adversely affected. In addition, there can be no assurance that other third parties will not assert infringement claims against the Company in the future. Any such claim, whether meritorious or not, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, operating results and financial condition. Litigation also may be necessary to enforce the Company's intellectual property rights. Any infringement claim or other litigation against or by the Company could have a material adverse effect on the Company's business, operating results and financial condition.

EMPLOYEES

  As of June 30, 1998, Terayon had 106 employees, of which 51 were in the engineering group, 27 were in marketing, sales and customer support, 15 were in operations and 13 were in general and administrative functions. None of the Company's employees is represented by a union. The Company believes that its relations with its employees are good.

PROPERTIES

  The Company leases an approximately 30,000 square foot facility located in Santa Clara, California and has an option to lease approximately 10,000 additional square feet in August 1998. The current lease for the Santa Clara facility expires in March 2002. The Company has sales offices in Denver, Colorado; Atlanta, Georgia; Sao Paulo, Brazil; and Brussels, Belgium. The Company believes that its existing facilities are adequate to meet its needs for the immediate future and that future growth can be accommodated by leasing additional or alternative space near its current facilities.

LEGAL PROCEEDINGS

  The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

  Certain information regarding the Company's directors, executive officers and key employees as of August 15, 1998 is set forth below.

               NAME               AGE                 POSITION
               ----               ---                 --------
 EXECUTIVE OFFICERS AND DIRECTORS
 Dr. Zaki Rakib(1)...............  40 Chief Executive Officer and Director
 Shlomo Rakib....................  41 Chairman of the Board, President and
                                      Chief Technical Officer
 Ray M. Fritz....................  52 Chief Financial Officer
 Dennis J. Picker................  50 Chief Operating Officer
 Michael D'Avella................  39 Director
 Christopher J. Schaepe(1)(2)....  34 Director
 Lewis Solomon(2)................  64 Director
 Mark A. Stevens(1)..............  38 Director
 KEY EMPLOYEES
 Brian Bentley...................  36 Vice President, Worldwide Sales
 Gary W. Law.....................  43 Vice President, Marketing and Business
                                      Development
 Linda R. Palmor.................  43 Vice President, Finance
 Gershon Schatzberg..............  43 Vice President, Customer Satisfaction
 W. Lee Stalcup..................  58 Vice President, Manufacturing Operations

--------
(1) Member of the Compensation Committee.
(2) Member of the Audit Committee.

  Zaki Rakib co-founded Terayon in 1993 and has served as Chief Executive Officer since January 1993 and as a director since February 1995. From January 1993 to July 1998, Dr. Rakib also served as Chief Financial Officer of the Company. Prior to co-founding the Company, Dr. Rakib served as Director of Engineering for Cadence Design Systems, an electronic design automation software company, from 1990 to 1994. Prior to joining Cadence, Dr. Rakib was Vice President of Engineering at Helios Software, which was acquired by Cadence in 1990. Dr. Rakib holds B.S., M.S. and Ph.D. degrees in engineering from Ben-Gurion University in Israel. Dr. Rakib is the brother of Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer.

  Shlomo Rakib co-founded Terayon in 1993 and has served as Chairman of the Board and President since January 1993 and as Chief Technical Officer since February 1995. Prior to co-founding the Company, Mr. Rakib served as Chief Engineer at PhaseCom, Inc., a communications products company, from 1981 to 1993, where he pioneered the development of data and telephony applications over cable. Mr. Rakib is the inventor of several patented technologies in the area of data and telephony applications over cable. Mr. Rakib holds a B.S.E.E. degree from Technion University in Israel. Mr. Rakib is the brother of Zaki Rakib, the Chief Executive Officer and a director of the Company.

  Ray M. Fritz has served as the Company's Chief Financial Officer since July 1998. Prior to joining the Company, Mr. Fritz was Vice President of Finance and Operations and Chief Financial Officer of GigaLabs Inc., a provider of high-performance input/output switching solutions, from December 1997 to July 1998. From August 1994 until August 1997, Mr. Fritz was with Clarify, Inc., a provider of front office automation systems, as its Vice President, Finance and Operations and Chief Financial Officer. From May 1990 to August 1994, he served as Director, Finance of Synopsys, Inc., an electronic design automation company, and from April 1986 to May 1990, Mr. Fritz served as Vice President and Controller of LSI Logic Corporation, a semiconductor company. Prior to that, he held a variety of finance positions with Xerox Corporation, The Singer Company and Shell Oil Company. Mr. Fritz holds a B.S. degree in finance/business administration from Benedictine College, an M.B.A. degree from Atlanta University and an M.S. degree in tax from Golden Gate University.

  Dennis J. Picker has served as Chief Operating Officer since February 1998 and served as Vice President, Standards from October 1997 to February 1998 and Vice President, Engineering from May 1996 to October 1997. From 1994 to April 1996, Mr. Picker was Director of the Cable Data Products Business Unit of Motorola, Inc., an electronics company, and from 1992 to 1994, he was Senior Director of Data Networking Products at Motorola. Mr. Picker holds a B.S. degree in electrical engineering from the University of Pennsylvania and an M.S. degree in electrical engineering from Northwestern University.

  Michael D'Avella has served as a director of the Company since April 1998. Mr. D'Avella is the Senior Vice President, Planning for Shaw Communications Inc. ("Shaw"), a diversified communications company and a leading cable operator in Canada. Mr. D'Avella has held a variety of senior management positions at Shaw since 1991. Prior to that, he held positions with the Canadian Cable Television Association and Telesat Canada. He is a director of several privately held companies. Mr. D'Avella holds a B.A. degree in economics and planning from the University of Toronto in Canada.

  Christopher J. Schaepe has served as a director of the Company since March 1995. Mr. Schaepe is a General Partner of Weiss, Peck & Greer Venture Partners, L.P., a technology-focused venture capital firm, which he joined in 1991. Previously, Mr. Schaepe served in corporate finance and capital markets roles for three years at Goldman, Sachs & Company after his employment as a software engineer at IBM Corporation. He is a director of Galileo Technology Ltd., a communications semiconductor company, as well as several privately held companies. Mr. Schaepe holds B.S. and M.S. degrees in computer science from the Massachusetts Institute of Technology and an M.B.A. degree from Stanford Business School.

  Lewis Solomon has served as a director of the Company since March 1995. Mr. Solomon has been a principal of G&L Investments, a consulting firm, since 1989 and currently serves as the Chairman of the Board of ICTV, Inc. From 1983 to 1988, he served as Executive Vice President at Alan Patricof Associates, a venture capital firm focused on high technology, biotechnology and communications industries. Prior to that, Mr. Solomon served in various capacities with General Instrument Corp., most recently as Senior Vice President. From April 1986 to January 1997, he served as Chairman of the Board of Cybernetic Services, Inc., an LED systems manufacturer, which commenced a Chapter 7 bankruptcy proceeding in April 1997. Mr. Solomon serves on the boards of Anadigics, Inc., a manufacturer of integrated circuits; Anacomp, Inc., a manufacturer of data storage systems; Artesyn Technologies, Inc., a power supply and power converter supply company; and Microelectronic Packaging, Inc., an integrated circuit packaging manufacturer. Mr. Solomon also serves on the boards of several privately held companies.

  Mark A. Stevens has served as a director of the Company since March 1995. Mr. Stevens has been a General Partner of Sequoia Capital, a venture capital investment fund, since March 1993. Mr. Stevens currently serves on the Board of Directors of Aspect Development, Inc., a client/server applications software company, and several privately held companies. Prior to joining Sequoia in 1989, he held technical sales and marketing positions at Intel Corporation. Mr. Stevens holds a B.S.E.E. degree, a B.A. degree in economics and an M.S. degree in computer engineering from the University of Southern California and an M.B.A. degree from Harvard Business School.

  Brian Bentley has served as Vice President, Worldwide Sales since February 1997. From 1995 to February 1997, he served as Director of TCI Sales for Scientific-Atlanta, Inc., a satellite manufacturer. Prior to that, Mr. Bentley served as Vice President of MSO Sales for the Multimedia Group of Motorola from January 1995 to November 1995, and as Vice President and General Manager for the Optical Media Group of Antec Corporation, a fiber-optic equipment manufacturer company, from 1992 to 1995. He holds a B.S. degree in economics from Arizona State University.

  Gary W. Law has served as Vice President, Marketing and Business Development since March 1997. From August 1995 to March 1997, he was Vice President of Marketing for the Networking Products Group of Adaptec, Inc., a hardware and software manufacturer company. Prior to that, Mr. Law served as Director of Market Development for Bay Networks, Inc. from 1989 to 1995 and held sales and marketing management positions with Hewlett-Packard Company, an electronics company and Ungermann-Bass Inc. between 1978 and 1988. He holds a B.S. degree in engineering from the University of Texas.

  Linda R. Palmor has served as Vice President, Finance since May 1997 and served as Corporate Controller from February 1996 to May 1997. Prior to joining the Company, Ms. Palmor served as the Corporate Controller of Electronic Arts Inc., a multimedia software company, from 1995 to 1996 and held financial positions with The Walt Disney Company, a media conglomerate, from 1991 to 1995. Ms. Palmor is a certified public accountant and holds a B.Sc. degree in biochemistry from Manchester University in the United Kingdom.

  Gershon Schatzberg has served as the Company's Vice President, Customer Satisfaction since April 1998 and served as Group Director of Technical Support Services from August 1997 to April 1998. Prior to joining the Company, he served as Director of Network Consulting for 3Com Corporation, a networking hardware manufacturer company, running North American sales support operations from 1996 to 1997. From 1989 to 1996, Mr. Schatzberg served as the President and Vice President of Engineering for RAD Network Devices, Inc., a networking and router manufacturer company. Prior to that, he held engineering positions with various companies. Mr. Schatzberg holds a B.S.E.E. degree from Technion University in Israel.

  W. Lee Stalcup has served as the Company's Vice President, Manufacturing Operations since May 1998. Prior to joining the Company, Mr. Stalcup was Vice President of Operations for Magellan Systems Corporation, a global positioning systems manufacturer, from October 1996 to May 1998. From May 1994 to October 1994, he served as Director of Operations at AST Research, Inc., a computer and network server manufacturer, and from October 1994 to October 1996 he served as its Vice President of Worldwide Materials. From 1990 to 1993, Mr. Stalcup was Executive Vice President and Chief Operating Officer of Vitalrel Microelectronics, a multi-chip module company.

  The Company's Board of Directors (the "Board") currently is comprised of six directors. Directors are elected by the stockholders at each annual meeting of stockholders to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified. Pursuant to a voting agreement, Messrs. Rakib, who together own 4,000,000 shares of the Company's stock, have agreed to vote to elect a nominee of Shaw to the Company's Board ("Shaw Nominee"), currently Mr. D'Avella, until such time as Shaw owns less than 384,615 shares of the Company's stock. The Company also has agreed with Shaw to use its best efforts to nominate a Shaw Nominee to the Board until the earlier of December 31, 2000 or the date upon which Shaw no longer holds at least 384,615 shares of the Company's stock. The Company's Certificate of Incorporation, which will become effective upon the completion of this offering, provides that the Board will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The Class I directors, initially Messrs. Solomon and Stevens, will stand for reelection or election at the 1999 annual meeting of stockholders. The Class II directors, initially Mr. D'Avella and Shlomo Rakib, will stand for reelection or election at the 2000 annual meeting of stockholders. The Class III directors, initially Mr. Schaepe and Zaki Rakib, will stand for reelection or election at the 2001 annual meeting of stockholders.

ADVISORY BOARD

  In early 1997, the Company established an Advisory Board, which consists of representatives from the United States and international cable industries. The Advisory Board currently consists of nine members: Steven Craddock, the Vice President of New Media for Comcast Corporation; Michael D'Avella, the Senior Vice President of Planning for Shaw and a member of the Company's Board of Directors; David Fellows, the former Vice President of Technology for MediaOne; George Harte, the Director of Telecom Technology for Rogers Communications Inc.; Wilt Hildebrand, the Vice President of Technology for Cablevision Systems Corporation; Isao Momota, the President of Crossbeam Networks; Richard Rexroat, the Vice President, Engineering of TCI International; J.C. Sparkman, a former Executive Vice President of TCI; and Arthur Steiner, the Director of Business Development for NET Brasil.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to February 1998, the Company did not have a Compensation Committee of the Board of Directors, and the entire Board participated in all compensation decisions, except that Messrs. Rakib did not participate in decisions relating to their respective compensation. In February 1998, the Board formed the Company's Compensation Committee to review and recommend to the Board compensation and benefits for the Company's executive officers and administer the Company's stock purchase and stock option plans. Each of the Company's directors, or an affiliated entity, holds securities of the Company. See "Certain Transactions" and "Principal Stockholders."

BOARD COMMITTEES

  The Audit Committee of the Board of Directors, currently consisting of Messrs. Schaepe and Solomon, reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The Compensation Committee of the Board of Directors currently consists of Dr. Rakib and Messrs. Schaepe and Stevens. The Compensation Committee reviews and recommends to the Board the compensation and benefits for the Company's executive officers, except that Dr. Rakib does not participate in decisions relating to his compensation. The Compensation Committee also administers the issuance of stock options and other awards under the Company's 1995 Stock Option Plan, 1997 Equity Incentive Plan, 1998 Employee Stock Purchase Plan and 1998 Non-Employee Directors' Stock Option Plan. See "-- Employee Benefit Plans."

DIRECTOR COMPENSATION

  Lewis Solomon receives $2,000 per month for his service as a member of the Board. No other director of the Company receives cash for services provided as a director. From time to time, certain directors who are not employees of the Company have received grants of options to purchase shares of the Company's Common Stock. In July 1997, Mr. Stevens was granted an option to purchase 30,000 shares of Common Stock at an exercise price of $1.25 per share and entities affiliated with Weiss, Peck & Greer L.L.C. ("WPG") were granted options to purchase an aggregate of 30,000 shares of Common Stock at an exercise price of $1.25 per share. Mr. Schaepe is a partner of WPG. In May 1998, Mr. D'Avella was granted an option to purchase 30,000 shares of Common Stock at an exercise price of $6.50 per share.

  In June 1998, the Board adopted the 1998 Non-Employee Directors' Stock Option Plan (the "Directors' Plan") to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or of any affiliate of the Company (a "Non-Employee Director"). The Directors' Plan is administered by the Board, unless the Board delegates administration to a Committee comprised of members of the Board. See "--Employee Benefit Plans--1998 Non-Employee Directors' Stock Option Plan."

LIMITATION ON DIRECTORS' AND OFFICERS' LIABILITY

  As permitted by Section 145 of the Delaware General Corporation Law, the Bylaws of the Company provide that (i) the Company is required to indemnify its directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, (ii) the Company may, in its discretion, indemnify other officers, employees and agents as set forth in the Delaware General Corporation Law, (iii) to the fullest extent permitted by the Delaware General Corporation Law, the Company is required to advance all expenses incurred by its directors and executive officers in connection with a legal proceeding (subject to certain exceptions), (iv) the rights conferred in the Bylaws are not exclusive, (v) the Company is authorized to enter into indemnification agreements with its directors, officers, employees and agents and (vi) the Company may not retroactively amend the Bylaws provisions relating to indemnity. The Company intends to enter into agreements to indemnify its officers and directors. A copy of the form of such indemnification has been filed as an exhibit to the Registration Statement.

EXECUTIVE COMPENSATION

  The following table sets forth the annualized compensation awarded or paid by the Company during the fiscal year ended December 31, 1997 to the Company's Chief Executive Officer and four other most highly compensated officers whose annual salary and bonus exceeded $100,000 in fiscal 1997 (hereinafter, the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                    LONG-TERM
                                                                   COMPENSATION
                                       ANNUAL COMPENSATION            AWARDS
                                ---------------------------------- ------------
                                                                    SECURITIES
    NAME AND PRINCIPAL                              OTHER ANNUAL    UNDERLYING
         POSITION          YEAR SALARY($) BONUS($) COMPENSATION($) OPTIONS (#)
    ------------------     ---- --------- -------- --------------- ------------
Dr. Zaki Rakib............ 1997  150,000   12,500          --             --
 Chief Executive Officer
 and Chief Financial
 Officer
Shlomo Rakib.............. 1997  150,000   12,500          --             --
 President and Chief
 Technical Officer
Gary Law.................. 1997  108,333       --          --        115,000
 Vice President, Marketing
 and Business Development
Linda Palmor.............. 1997  108,306   10,000          --         35,000
 Vice President, Finance
Dennis Picker............. 1997  129,000   31,800      75,166(2)          --
 Vice President,
 Standards(1)

--------
(1)  Mr. Picker has served as Chief Operating Officer since February 1998.
(2) Consists of reimbursement to Mr. Picker for travel costs of which $35,140 was attributable to tax gross-up payments made by the Company.

OPTION GRANTS IN LAST FISCAL YEAR

  The following table sets forth each grant of stock options made during the fiscal year ended December 31, 1997 to each of the Named Executive Officers:

                                              INDIVIDUAL GRANTS
                         ------------------------------------------------------------
                                                                                      POTENTIAL REALIZABLE
                                              PERCENTAGE OF                             VALUE AT ASSUMED
                                              TOTAL OPTIONS                           ANNUAL RATES OF STOCK
                                               GRANTED TO                              PRICE APPRECIATION
                         NUMBER OF SECURITIES EMPLOYEES IN                             FOR OPTION TERM (4)
                          UNDERLYING OPTIONS   FISCAL YEAR  EXERCISE PRICE EXPIRATION ----------------------
          NAME             GRANTED (#) (1)       (%) (2)      ($/SH) (3)      DATE      5% ($)    10% ($)
          ----           -------------------- ------------- -------------- ---------- ---------- -----------
Dr. Zaki Rakib..........            --              --             --             --          --         --
Shlomo Rakib............            --              --             --             --          --         --
Gary Law................       115,000            8.82%         $1.25       03/25/07    $234,153   $372,850
Linda Palmor............        35,000            2.68%         $1.25       05/05/07    $ 71,264   $113,476
Dennis Picker...........            --              --             --             --          --         --

--------
(1) Options generally vest at a rate 20% on the first anniversary of the vesting commencement date and 1/48th each month thereafter. The term of each option granted is generally the earlier of (i) ten years or (ii) 90 days after termination of the optionee's services to the Company. Options are immediately exercisable; however, the unvested shares purchasable under such options are subject to repurchase by the Company at the original exercise price paid per share upon the optionee's cessation of service prior to the vesting of such shares.
(2) Based on an aggregate of 1,304,050 options granted to employees, consultants and directors, including the Named Executive Officers, of the Company during the fiscal year ended December 31, 1997.
(3) The exercise price per share of each option was equal to the fair market value of the Common Stock on the date of grant as determined by the Board of Directors after consideration of a number of factors, including, but not limited to, the development life cycle of the Company's products, the Company's financial performance, market conditions, the price and preferred rights and privileges of shares of equity securities sold to or purchased by outside investors, and third-party appraisals.
(4) The potential realizable value is calculated based on the term of the option at its time of grant (ten years). It is calculated assuming that the fair market value of the Company's Common Stock on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price.

AGGREGATE OPTION EXERCISES IN FISCAL 1997 AND DECEMBER 31, 1997 OPTION VALUES

  There were no exercises of options by any Named Executive Officer in the fiscal year ended December 31, 1997.

EMPLOYEE BENEFIT PLANS

  1997 Equity Incentive Plan. The Company's 1997 Equity Incentive Plan (the "1997 Plan") was adopted in March 1997 and amended in December 1997 and June 1998. An aggregate of 3,300,000 shares of Common Stock currently are authorized for issuance under the 1997 Plan. However, each year on January 1, starting with January 1, 1999, the aggregate number of shares of Common Stock that are available for issuance under the 1997 Plan will automatically be increased to that number of shares of Common Stock that is equal to 5% of the Company's outstanding shares of Common Stock on such date.

  The 1997 Plan provides for the grant of incentive stock options, as defined under the Internal Revenue Code of 1986, as amended (the "Code"), to employees (including officers and employee directors) and non-statutory stock options, restricted stock purchase awards and stock bonuses to employees (including officers and employee directors), directors and consultants of the Company and its affiliates. The 1997 Plan is administered by the Compensation Committee, which determines the recipients and types of awards to be granted, including the exercise price, number of shares subject to the award and the exercisability thereof.

  The terms of options granted under the 1997 Plan may not exceed 10 years. The Compensation Committee determines the exercise price of options granted under the 1997 Plan. However, the exercise price for an incentive stock option cannot be less than 100% of the fair market value of the Common Stock on the date of the option grant, and the exercise price for a non-statutory stock option cannot be less than 85% of the fair market value of the Common Stock on the date of the option grant. Options granted under the 1997 Plan vest at the rate specified in the option agreement. Generally, the right to exercise 20% of the total number of shares granted vest 12 months after the date of option grant, with the reminder vesting monthly over four years thereafter, such that an option is fully vested on the fifth anniversary of the date of the option grant. Generally, the optionee may not transfer a stock option other than by will or the laws of descent or distribution. However, an optionee may designate a beneficiary who may exercise the option in the event of the optionee's death or disability. Unless the terms of an optionee's option agreement provide for an earlier termination, in the event of the optionee's cessation of his or her relationship with the Company due to death or disability, the optionee's beneficiary may exercise any vested options up to 18 months and 12 months, respectively, after the date of such cessation. If such optionee's relationship with the Company ceases for any reason other than the optionee's death or disability or termination for cause, the optionee may exercise any vested options during the 30 days following such cessation.

  No incentive stock option (and, prior to the Company's stock being publicly traded, no non-statutory stock option) may be granted to any person who, at the time of the grant, owns (or is deemed to own) stock possessing more than 10% of the total combined voting power of the Company or any affiliate of the Company, unless the option exercise price is at lease 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of the grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of Common Stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under the 1997 Plan and all other stock plans of the Company and its affiliates) may not exceed $100,000.

  When the Company becomes subject to Section 162(m) of the Code (which denies a deduction to publicly held corporations for certain compensation paid to specified employees in a taxable year to the extent that the compensation exceeds $1,000,000), no person may be granted options under the Incentive Plan covering more than 500,000 shares of Common Stock in any calendar year.

  Shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for the grant of awards under the 1997 Plan. The Compensation Committee has the authority to reprice outstanding options or to offer optionees the opportunity to replace outstanding options with new options for the same or a different number of shares. Both the original and new options will count toward the Code Section 162(m) limitations set forth above.

  Restricted stock purchase awards granted under the 1997 Plan may be granted pursuant to a repurchase option in favor of the Company in accordance with a vesting schedule and at a price determined by the Compensation Committee. Stock bonuses may be awarded in consideration of past services without a purchase payment. Rights under a stock bonus or restricted stock bonus agreement generally may not be transferred other than by will or the laws of descent and distribution during such period as the stock awarded pursuant to such an agreement remains subject to the agreement.

  If there is any sale of all or substantially all of the Company's assets, any merger or any consolidation in which the Company is not the surviving corporation or a like transaction involving the Company, all outstanding awards under the 1997 Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting of stock awards held by persons still serving the Company or its affiliate will be accelerated and such awards will terminate if not exercised prior to the sale of assets, merger or consolidation.

  As of June 30, 1998, 39,250 shares of Common Stock had been issued upon the exercise of options granted under the 1997 Plan, options to purchase 1,010,560 shares of Common Stock were outstanding and 2,250,190 shares remained available for future grant. The 1997 Plan will terminate in March 2007 unless terminated by the Board before then. As of June 30, 1998, no stock awards or restricted stock had been granted under the 1997 Plan.

  1995 Stock Option Plan. The Company also has a 1995 Stock Option Plan (the "1995 Plan"). The 1995 Plan is administered by the Board, unless the Board delegates administration to a committee comprised of members of the Board. Under the 1995 Plan, stock options and awards may be granted to employees, directors and consultants. Only employees may receive incentive stock options; employees, directors and consultants may receive non-statutory stock options and stock awards other than incentive stock options. The exercise price of incentive stock options granted under the 1995 Plan must be at least equal to the fair market value of the Common Stock on the date of grant, while the exercise price of nonstatutory options must equal at least 85% of such market value. Generally, the right to exercise 20% of the total number of shares granted vest 12 months after the date of option grant, with the reminder vesting monthly over four years thereafter, such that an option is fully vested on the fifth anniversary of the date of the option grant. Options and awards granted under the Plan must be exercised within ten years of the date of grant. The other terms of the 1995 Plan are substantially similar to the terms of the 1997 Plan.

  As of June 30, 1998, 778,268 shares had been issued upon the exercise of options under the 1995 Plan, 1,332,732 shares of Common Stock were subject to outstanding options and 3,747 shares remained available for future grant. The 1995 Plan will terminate in March 2005 unless terminated by the Board of Directors before then.

  1998 Non-Employee Directors' Stock Option Plan. In June 1998, the Board adopted the Directors' Plan to provide for the automatic grant of options to purchase shares of Common Stock to non-employee directors of the Company who are not employees of or consultants to the Company or of any affiliate of the Company (a "Non-Employee Director"). The Directors' Plan is administered by the Board, unless the Board delegates administration to a Committee comprised of members of the Board.

  The aggregate number of shares of Common Stock that may be issued pursuant to options granted under the Directors' Plan is 200,000 shares. Pursuant to the terms of the Directors' Plan, after the effective date of the initial public offering of the Company's Common Stock, each person who is elected or appointed for the first time to be a Non-Employee Director automatically shall, upon the date of his or her initial election or appointment to be a Non-Employee Director by the Board or stockholders of the Company, be granted an option to purchase 30,000 shares of Common Stock. In addition, on the day following each Annual Meeting of Stockholders of the Company ("Annual Meeting"), commencing with the Annual Meeting in 1999, each person who is then serving as a Non-Employee Director automatically shall be granted an option to purchase 12,500 shares of Common Stock, which amount shall be prorated for any Non-Employee Director who has not continuously served as a Non-Employee Director for the 12-month period prior to the date of such Annual Meeting. In addition, on the day following each Annual Meeting, commencing with the Annual Meeting in 1999, each Non-Employee Director who is then serving as a member of a committee of the Board of Directors automatically shall be granted, for each such committee, an option to purchase 3,000 shares of Common Stock of the Company, which amount shall be prorated for any Non-Employee Director who has not continuously served as a member of such committee for the 12-month period prior to the date of such Annual Meeting.

  The exercise price of the options granted under the Directors' Plan will be equal to the fair market value of the Common Stock on the date of grant. No option granted under the Directors' Plan may be exercised after the expiration of 10 years from the date it was granted. Options granted under the Directors' Plan vest and become exercisable as to 33% of the shares on the first anniversary of the date of grant and 1/36th of the shares monthly thereafter. Options granted under the Directors' Plan generally are non-transferable. However, an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose service relationship with the Company or any affiliate (whether as a Non-Employee Director of the Company or subsequently as an employee, director or consultant of either the Company or an affiliate) ceases for any reason may exercise vested options for the term provided in the option agreement (3 months generally, 12 months in the event of disability, and 18 months in the event of death).

  In the event of certain changes in control of the Company, all outstanding awards under the Directors' Plan either will be assumed or substituted for by any surviving entity. If the surviving entity determines not to assume or substitute for such awards, the vesting and time during which such options may be exercised shall be accelerated prior to such event and the options will terminate if not exercised after such acceleration and at or prior to such event. Unless terminated sooner by the Board of Directors, the Directors' Plan will terminate in June 2008.

  1998 Employee Stock Purchase Plan. In June 1998, the Company's Board of Directors approved the 1998 Employee Stock Purchase Plan (the "Purchase Plan"), covering an aggregate of 700,000 shares of Common Stock. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Code. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees, including officers, in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 27 months.

  Under the Purchase Plan, employees are eligible to participate if they are employed by the Company or an affiliate of the Company designated by the Board of Directors and are employed at least 20 hours per week and five months per year. Employees who participate in an offering will have the right to purchase up to the number of shares of Common Stock purchasable with a percentage designated by the Board of Directors, up to 15%, of an employee's earnings withheld pursuant to the Purchase Plan and applied, on specified dates determined by the Board of Directors, to the purchase of shares of Common Stock. The price of Common Stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the Common Stock on the commencement date of each offering period or the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company.

  In the event of certain changes in control of the Company, the Company and the Board of Directors have discretion to provide that each right to purchase Common Stock will be assumed or an equivalent right will be substituted by the successor corporation, or the Board may shorten the offering period and provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to the change in control. The Purchase Plan will terminate at the Board's discretion or when all of the shares reserved for issuance under the Purchase Plan have been issued.

  401(k) Plan. The Company maintains the Terayon Corporation 401(k) Retirement Plan (the "401(k) Plan") for eligible employees ("Participants"). A Participant may contribute up to 15% of his or her total annual compensation to the 401(k) Plan, or up to a statutorily prescribed annual limit, if less. The annual limit for 1998 is $10,000. Each Participant is fully vested in his or her deferred salary contributions. Participant contributions are held and invested by the 401(k) Plan's trustee. The Company may make discretionary contributions as a percentage of Participant contributions, subject to established limits. To date, the Company has not made any contributions to the 401(k) Plan on behalf of the Participants. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions by employees or by the Company to the 401(k) Plan, and income earned on the 401(k) Plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that contributions by the Company, if any, will be deductible by the Company when made.

EMPLOYMENT AGREEMENTS

  In February 1993, the Company entered into an employment agreement with Shlomo Rakib to serve as President and Chairman of the Board of Directors. The employment agreement is for a specified duration of seven years, but it is terminable at will or without cause at any time upon written notice. In February 1993, the Company also entered into an employment agreement with Zaki Rakib to serve as Chief Executive Officer and Chief Financial Officer. The employment agreement is not for a specified term and is terminable at will or without cause at any time upon written notice. Both employment agreements further provide that the Company's Board of Directors will set each executive's salary in accordance with the payroll policies of the Company as constituted from time to time.

                             CERTAIN TRANSACTIONS

  In February 1993, the Company entered into an employment agreement with Zaki Rakib, the Company's Chief Executive Officer and a director of the Company. Dr. Rakib is the brother of Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer. See "Management-- Employment Agreements."

  In February 1993, the Company also entered into an employment agreement with Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer. Mr. Rakib is the brother of Zaki Rakib, the Company's Chief Executive Officer and a director of the Company. See "Management --Employment Agreements."

  In December 1995, in connection with the purchase by Cisco of Series B Preferred Stock of the Company, the Company granted Cisco a right of first offer to acquire the Company in the event the Company commences a sale of 50% or more of its outstanding capital stock or all of its assets. The Company also granted Cisco the right to make an offer to purchase the Company in the event the Company commences an initial public offering of its securities. Cisco holds more than 5% of the outstanding equity of the Company. Cisco also has the right to elect one director to the Company's Board of Directors. Cisco's rights terminate upon the completion of the Company's initial public offering.

  In March 1996, the Company loaned Shlomo Rakib, the Company's Chairman of the Board, President and Chief Technical Officer, $100,000 pursuant to an interest-free promissory note, with the principal amount due in March 2001. The purpose of the loan was to permit Mr. Rakib to purchase a residence. The note (i) may be extended for a longer term at the option of the Company, (ii) is secured by 20,000 shares of Common Stock held by Mr. Rakib and (iii) will accelerate upon termination of his employment with the Company, the initial public offering of the Company's securities or the sale of the Company. As of June 30, 1998 and December 31, 1997, $100,000 remained outstanding under the note.

  In December 1997, the Company entered into a strategic partnership and distributorship agreement with Sumitomo, a greater than 5% stockholder of the Company, whereby Sumitomo and the Company formed a strategic partner relationship for the purpose of promoting the Company's products in Japan. Pursuant to this agreement, the Company appointed Sumitomo as its exclusive distributor for the Company's products in Japan and as a non-exclusive distributor for the Company's products in the rest of the world. Sales to Sumitomo in the first six months of 1998 were approximately $1.3 million, which represented approximately 14% of the Company's revenues for such period.

  In the six months ended June 30, 1998, the Company sold products to Shaw for an aggregate of approximately $3.8 million. In addition, in April 1998, the Company issued Shaw a warrant to purchase 3,000,000 shares of Common Stock at an exercise price of $6.50 per share in connection with the issuance of 384,615 shares of Series F convertible preferred stock. The exercise price of the warrant is equal to the fair market value of the Company's Common Stock at the time the warrant was granted, as determined by the Company's Board of Directors. The warrant is exercisable by Shaw at any time prior to December 31, 2003. Michael D'Avella, a director of the Company, is the Senior Vice President of Planning for Shaw.

  The Company has granted options to certain of its directors and executive officers. See "Management -- Director Compensation."

  The Company believes that the terms of the transactions described above were no less favorable to the Company than would have been obtained from an unaffiliated third party. Any future transactions between the Company and any of its officers, directors or principal stockholders will be on terms no less favorable to the Company than could be obtained from unaffiliated third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors.

  The Company intends to enter into indemnification agreements with its directors and executive officers for the indemnification of and advancement of expenses to such persons to the full extent permitted by law. The Company also intends to execute such agreements with its future directors and executive officers. See "Management -- Limitation on Directors' and Officers' Liability."

  Holders of Preferred Stock are entitled to certain registration rights with respect to the Common Stock issued or issuable upon conversion thereof. See "Description of Capital Stock -- Registration Rights."

                             PRINCIPAL STOCKHOLDERS

  The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of July 31, 1998, and as adjusted to reflect the sale of the shares of Common Stock offered hereby by
(i) each of the Company's Named Executive Officers, (ii) each of the Company's directors, (iii) each holder of more than 5% of the Company's Common Stock,
(iv) certain other stockholders and (v) all current directors and executive officers as a group.

                                                       PERCENTAGE OF SHARES
                                                      BENEFICIALLY OWNED (1)
                                            SHARES    ----------------------
                                         BENEFICIALLY  PRIOR TO        AFTER
BENEFICIAL OWNERS                         OWNED (1)    OFFERING      OFFERING
-----------------                        ------------ -----------   -----------
Dr. Zaki Rakib (2).....................   2,000,000           15.0%        12.3%

Shlomo Rakib (2).......................   2,000,000           15.0%        12.3%

Entities associated with Weiss, Peck &    1,713,882           12.9%        10.5%
 Greer (3).............................
 555 California Street, Suite 3130
 San Francisco, California 94104

Entities associated with Sequoia          1,683,882           12.7%        10.3%
 Capital (4)...........................
 3000 Sand Hill Road Suite 280,
 Building 4
 Menlo Park, California 94025

Cisco Systems, Inc.....................     896,834            6.7%         5.5%
 170 West Tasman Drive
 San Jose, California 95134

Entities associated with Walden             840,620            6.3%         5.2%
 Ventures (5)..........................
 750 Battery Street, 7th Floor
 San Francisco, California 94111

Sumitomo Corporation...................     784,615            5.9%         4.8%
 2-2 Hitotsubashi 1-Chome,
 Chiyoda-Ku
 C.P.O. Box 1524
 Tokyo, 100-91 Japan

Shaw Communications Inc. (6)...........     576,923            4.3%         3.5%
Christopher J. Schaepe (3).............   1,713,882           12.9%        10.6%
Mark Stevens (4)(7)....................   1,713,882           12.9%        10.6%
Lewis Solomon (8)......................     100,000              *             *
Michael D'Avella (6)(9)................     611,923            4.6%         3.8%
Gary Law (10)..........................     120,000              *             *
Linda Palmor (11)......................      90,000              *             *
Dennis Picker (12).....................     240,000            1.8%         1.5%
All directors and executive officers as   8,499,687           61.9%        51.0%
 a group (7 persons) (13)..............

--------
  * Less than 1%.
 (1) Percentage of beneficial ownership is based on 13,307,748 shares of Common Stock outstanding on an as-converted basis as of July 31, 1998.
 (2) The address for Messrs. Rakib is c/o Terayon Communication Systems, Inc., 2952 Bunker Hill Lane, Santa Clara, CA 95054.

 (3) Includes 919,400 shares held by WPG Enterprise Fund II, L.P. and 764,482 shares held by Weiss, Peck & Greer Venture Associates III, L.P. Also includes 16,380 shares issuable to WPG Enterprise Fund II, L.P. and 13,620 shares issuable to Weiss, Peck & Greer Venture Associates III, L.P. upon the early exercise of options vesting through July 2000. Christopher J. Schaepe, a director of the Company, is a General Partner of WPG Venture Partners III, L.P., a general partner of the entities associated with Weiss, Peck & Greer. Mr. Schaepe may be deemed to have a voting and investment power over the shares held by the entities associated with Weiss, Peck & Greer. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
 (4) Includes (i) 1,532,333 shares held by Sequoia Capital VI; (ii) 84,195 shares held by Sequoia Technology Partners VI; (iii) 62,860 shares held by Sequoia XXIV; (iv) 2,296 shares held by Sequoia 1995; (v) 791 shares held by Sequoia 1997; and (vi) 1,407 shares held by SQP 1997. Mark Stevens, a director of the Company, is a General Partner of the entities associated with Sequoia Capital. Mr. Stevens may be deemed to have a voting and investment power over the shares held by the entities associated with Sequoia Capital. He disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.
 (5) Includes (i) 392,270 shares held by Walden-Israel Ventures, L.P.; (ii) 392,270 shares held by Walden-SBIC, L.P.; and (iii) 56,080 shares held by Walden Technology Ventures II, L.P.
 (6) Does not include 3,019,389 shares issuable pursuant to warrants.
 (7) Includes 18,000 shares subject to repurchase by the Company within 60 days of July 31, 1998.
 (8) Includes 20,000 shares issuable upon the early exercise of options vesting through May 2000, 4,166 of which will be fully vested and no longer subject to repurchase within 60 days of July 31, 1998.
 (9) Includes 576,923 shares held by Shaw Communications Inc. Mr. D'Avella, a director of the Company, is the Senior Vice President, Planning for Shaw. Also includes 35,000 shares issuable upon the early exercise of options vesting through April 2001. Mr. D'Avella may be deemed to have a voting and investment power over the shares held by Shaw. He disclaims beneficial ownership as to all shares held by Shaw.
(10) Includes 120,000 shares issuable upon the early exercise of options vesting through May 2003, 34,500, of which will be fully vested and no longer subject to repurchase within 60 days of July 31, 1998.
(11) Includes 90,000 shares issuable upon the early exercise of options vesting through May 2003, 27,416 of which will be fully vested and no longer subject to repurchase within 60 days of July 31, 1998.
(12) Includes 240,000 shares issuable upon the early exercise of options vesting through May 2003, 93,333 of which will be fully vested and no longer subject to repurchase within 60 days of July 31, 1998.
(13) Includes 415,000 shares issuable upon the early exercise of options vesting through May 2003, 131,166 of which will be fully vested and no longer subject to repurchase within 60 days of July 31, 1998.

                         DESCRIPTION OF CAPITAL STOCK

  Upon the completion of this offering, the authorized capital stock of the Company will consist of 30,000,000 shares of Common Stock, par value $0.001 per share, and 5,000,000 shares of Preferred Stock, par value $0.001 per share ("Preferred Stock").

COMMON STOCK

  As of June 30, 1998, there were 13,220,733 shares of Common Stock (including shares of Preferred Stock that will be converted into Common Stock upon completion of this offering) outstanding held of record by 102 stockholders.

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of the Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon the completion of this offering will be, fully paid and non-assessable.

PREFERRED STOCK

  Pursuant to the Restated Certificate, the Board of Directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of the Common Stock. The Board of Directors, without stockholder approval, can issue Preferred Stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of Common Stock. Preferred Stock could thus be issued quickly with terms calculated to delay, defer or prevent a change in control of the Company or make removal of management more difficult. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock and may adversely affect the voting and other rights of the holders of Common Stock. Upon the completion of this offering, there will be no shares of Preferred Stock outstanding and the Company has no current plans to issue any shares of the Preferred Stock.

WARRANTS

  In April 1998, the Company issued to Shaw a warrant ("Common Stock Warrant") to purchase 3,000,000 shares of Common Stock at an exercise price of $6.50 per share. The Common Stock Warrant is exercisable by Shaw at any time prior to December 31, 2003. In addition, the Company issued to Shaw a warrant ("Anti-Dilution Warrant") to purchase an indeterminate number of shares of Common Stock for an aggregate price of $1.00. The Anti-Dilution Warrant is exercisable from time to time when the Company issues certain new equity securities until the date upon which Shaw ceases to own at least 384,615 shares of Common Stock. As of June 30, 1998, Shaw had the right to receive 19,389 shares pursuant to the Anti-Dilution Warrant.

REGISTRATION RIGHTS

  Pursuant to an agreement between the Company and the holders (or their permitted transferees) of approximately 8,200,635 shares of Common Stock and Preferred Stock (which Preferred Stock will automatically be converted into Common Stock upon the completion of this offering) and of warrants to purchase 3,057,851 shares of Common Stock ("Holders"), the Holders will be entitled to certain rights with respect to registration of such shares for sale in the public market. The Holders are entitled to certain rights with respect to the registration of such shares under the Securities Act. If the Company proposes to register its Common Stock, subject to certain exceptions, under the Securities Act, the Holders are entitled to notice of the registration and are entitled at the Company's expense to include such shares therein, provided that the managing underwriters have the right to limit the number of such shares included in the registration or exclude such shares entirely. In addition, certain of the Holders may require the Company, at the Company's expense, on no more than six occasions, to file a registration statement under the Securities Act with respect to their shares of Common Stock. Such rights may not be exercised until six months after the completion of this offering. Further, certain Holders may require the Company at the Company's expense on no more than four occasions, to register all or portion of their shares on Form S-3 when such form becomes available to the Company, subject to certain conditions and limitations. Such rights expire on the seventh anniversary of completion of this offering.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CHARTER DOCUMENTS AND DELAWARE LAW

  Charter Documents

  The Restated Certificate and Restated Bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control or management of the Company. First, the Restated Certificate provides that all stockholder action upon completion of this offering must be effected at a duly called meeting of holders and not by a consent in writing. Second, the Restated Bylaws provide that special meetings of the holders may be called only by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer or (iii) Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors. Third, the Certificate and the Bylaws provide for a classified Board of Directors. The Certificate includes a provision requiring cumulative voting for directors only if required by applicable California law. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. As a result of the provisions of the Certificate and applicable California and Delaware law, at any annual meeting whereby the Company had at least 800 stockholders as of the end of the fiscal year prior to the record date for such annual meeting, stockholders will not be able to cumulate votes for directors. Finally, the Restated Bylaws establish procedures, including advance notice procedures with regard to the nomination of candidates for election as directors and stockholder proposals. These provisions of the Restated Certificate and Restated Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control or management of the Company. Such provisions also may have the effect of preventing changes in the management of the Company. See "Risk Factors--Anti-Takeover Provisions."

  Delaware Takeover Statute

  The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). In general, Section 203 prohibits a publicly held Delaware corporation, such as the Company shall become upon completion of this offering, from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction pursuant to which the person became an interested stockholder, unless the business combination is approved in a manner prescribed by Delaware law. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

TRANSFER AGENT AND REGISTRAR

  Boston Equiserve has been appointed as the transfer agent and registrar for the Company's Common Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been no market for the Common Stock of the Company, and there can be no assurance that a significant public market for the Common Stock will develop or be sustained after this offering. Future sales of substantial amounts of Common Stock (including shares issued upon exercise of outstanding options and warrants) in the public market following this offering could adversely affect market prices prevailing from time to time and could impair the Company's ability to raise capital through sale of its equity securities. As described below, no shares currently outstanding will be available for sale immediately after this offering because of certain contractual restrictions on resale. Sales of substantial amounts of Common Stock of the Company in the public market after the restrictions lapse could adversely affect the prevailing market price and the ability of the Company to raise equity capital in the future.

  Upon completion of this offering, the Company will have outstanding 16,220,733 shares of Common Stock, based upon shares outstanding as of June 30, 1998 and assuming no exercise of the Underwriters' over-allotment option and no exercise of outstanding options or warrants prior to the completion of this offering. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act except for any shares purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 13,220,733 shares of Common Stock held by existing stockholders are "Restricted Shares" as that term is defined in Rule 144. All such Restricted Shares are subject to lock-up agreements providing that, with certain limited exceptions, the stockholder will not offer, sell, contract to sell or otherwise dispose of any Common Stock of the Company, including any securities that are convertible into or exchangeable for, Common Stock for a period 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated or the Company. As a result of these lock-up agreements, notwithstanding possible earlier eligibility for sale under the provisions of Rules 144, 144(k) and 701, none of these shares will be salable until 181 days after the date of this Prospectus. Beginning 181 days after the date of this Prospectus, 12,145,105 Restricted Shares will be eligible for sale in the public market, subject to volume and other limitations under Rule 144. In addition, as of June 30, 1998, there were outstanding options to purchase 2,483,292 shares and warrants to purchase 3,107,851 shares. Of such options and warrants, 5,541,143 shares issuable upon exercise are subject to lock-up agreements. The Company has agreed with BT Alex. Brown Incorporated not to release any stockholder from any lock-up agreement between the Company and the stockholder without the prior written consent of BT Alex. Brown Incorporated. BT Alex. Brown Incorporated may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least one year (including the holding period of any prior owner except an affiliate) would be entitled to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the number of shares of Common Stock then outstanding (which will equal approximately 162,207 shares immediately after this offering); or (ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale. Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about the Company. Under Rule 144(k), a person who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except and affiliate), is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

  Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any employee, officer or director of or consultant to the Company who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this Prospectus before selling such shares. However, all Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the expiration of the 180-day lock-up agreements or no sooner than 90 days after the offering upon obtaining the prior written consent of BT Alex. Brown Incorporated.

  Immediately after this offering, the Company intends to file a registration statement under the Securities Act covering shares of Common Stock subject to outstanding options under the 1995 Stock Option Plan, the 1997 Equity Incentive Plan, the 1998 Employee Stock Purchase Plan and the 1998 Non-employee Director's Stock Option Plan (collectively the "Incentive Stock Plans"). See "Management--Equity Incentive Plans". Based on the number of shares subject to outstanding options as of June 11, 1998 and currently reserved for issuance under the Incentive Stock Plans, such registration statement would cover approximately 5,600,000 shares. Such registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will, subject to Rule 144 volume limitations applicable to affiliates of the Company, be available for sale in the open market immediately after the 180-day lock-up agreements expire.

  Also beginning 180 days after the date of this offering, holders of approximately 8,200,635 Restricted Shares and holders of warrants to purchase 3,057,851 shares of Common Stock will be entitled to certain rights with respect to registration of such shares for sale in the public market. See "Description of Capital Stock--Registration Rights". Registration of such shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act (except for shares purchased by affiliates) immediately upon the effectiveness of such registration.

                                  UNDERWRITING

  Subject to the terms and conditions of the underwriting agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), through their Representatives, BT Alex. Brown Incorporated, Hambrecht & Quist LLC, Lehman Brothers Inc. and Smith Barney Inc., have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
   UNDERWRITER                                                          SHARES
   -----------                                                         ---------
   BT Alex. Brown Incorporated........................................ 1,028,750
   Hambrecht & Quist LLC..............................................   543,750
   Lehman Brothers Inc................................................   435,000
   Smith Barney Inc. .................................................   217,500
   Morgan Stanley & Co. Incorporated..................................    75,000
   NationsBanc Montgomery Securities LLC..............................    75,000
   Prudential Securities Incorporated.................................    75,000
   SG Cowen...........................................................    75,000
   Warburg Dillon Read LLC............................................    75,000
   GS2 Securities, Inc. ..............................................    50,000
   Loewenbaum & Company Incorporated..................................    50,000
   Needham & Company, Inc. ...........................................    50,000
   Brad Peery Inc. ...................................................    50,000
   Punk, Ziegel & Company, L.P. ......................................    50,000
   The Seidler Companies Incorporated.................................    50,000
   Soundview Financial Group, Inc. ...................................    50,000
   Wedbush Morgan Securities Inc. ....................................    50,000
                                                                       ---------
     Total............................................................ 3,000,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company has been advised by Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock directly to the public at the initial offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.52 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 450,000 additional shares of Common Stock at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the above table bears to the total number of shares of Common Stock offered hereby, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters to the extent the option is exercised. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,000,000 shares are being offered.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Underwriters may be required to make in respect thereof.

  The Company and its officers, directors and stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated. Such consent may be given without any public notice.

  At the request of the Company, the Underwriters have reserved for sale, at the initial offering price, up to 250,000 shares offered hereby (not including shares subject to the Underwriters' over-allotment option) for certain parties who have expressed an interest in purchasing such shares in this offering. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  Prior to this offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock was determined by negotiation between the Company and the Representatives of the Underwriters. Among the factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, the market capitalizations and stages of development of other companies that the Company and the Representatives of the Underwriters believe to be comparable to the Company, estimates of the business potential of the Company and its industry in general and the present state of the Company's development and other factors deemed relevant.

  The Company has been advised by the Representatives that during and after this offering, the Underwriters may purchase and sell Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in this offering. The Underwriters also may impose penalty bids, whereby selling concessions allowed to the syndicate members or other broker-dealers in respect of the Common Stock sold in this offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or short-covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and these activities, if commenced, may be discontinued at any time.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm orders to any account over which they exercise discretionary authority.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby will be passed upon for the Company by Cooley Godward llp ("Cooley Godward"), San Francisco, California. Certain legal matters related to the offering will be passed upon for the Underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this Prospectus, certain partners and associates of Cooley Godward own through an investment partnership an aggregate of 36,668 shares of Common Stock of the Company.

                                    EXPERTS

  The consolidated financial statements of Terayon Communication Systems, Inc. at December 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1997, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission"), Washington, D.C. 20549, a Registration Statement on Form S-1 under the Securities Act with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C., and copies of all or any part of the Registration Statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov.

  The Company intends to furnish to its stockholders annual reports containing audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited interim financial information for each of the first three fiscal quarters of each fiscal year of the Company.

                          GLOSSARY OF TECHNICAL TERMS

 10BASET.....................  Ethernet standard which applies to the physical layer of the OSI Reference Model for 10 Mbps
                               Ethernet over two pairs of category 3, 4 or 5
                               Unshielded Twisted Pair (UTP) wire.
 100BASET....................  An extension to the 10BaseT Ethernet network access method which operates at 100 Mbps.
 56 KBPS.....................  Equivalent to a single high speed telephone service line, capable of transmitting one voice
                               call or 56 Kbps of data.
 ADSL........................  Asymmetric Digital Subscriber Line. A high speed technology that enables the transfer of data
                               over existing copper line.
 ANALOG......................  A form of transmission employing a continuous electrical signal (rather than a pulsed or
                               digital system) that varies in frequency and
                               amplitude.
 ASIC........................  Application specific integrated circuit.
 ASYNCHRONOUS................  A form of concurrent input and output communication transmission with no timing
                               relationship between the two signals. Slower-
                               speed asynchronous transmission requires start
                               and stop bits to avoid a dependency on timing
                               clocks (10 bits to send an 8-bit byte).
 ATM.........................  Asynchronous Transfer Mode. A fixed length 53-
                               byte packet-based transmission technology that
                               may be used to transmit data, voice and video
                               traffic; ATM utilizes cell switching.
 BANDWIDTH...................  A range of signal frequencies, measured in cycles per second or Hertz (Hz). Also refers to
                               the speed at which data is transmitted, measured
                               in bits per second (bps).
 BROADBAND ACCESS............  A transmission that has a bandwidth greater than a voice-grade line of 3KHz, usually at
                               transmission speeds of greater than 1.5 Mbps
                               (T-1).
 CBR.........................  Constant bit rate. A Quality of Service class specified when service is initiated.
 CDMA........................  Code Division Multiple Access. An information transmission technology that transmits
                               information from multiple sources across a fixed
                               frequency band by encoding each in a unique
                               transmission code.
 COAXIAL CABLE...............  A large capacity data transmission medium consisting of insulated wires grouped together
                               inside an insulated cable. Used for broadband
                               communications networks and cable TV.
 DAVLC.......................  Digital Audio Video Interactive Council. A
                               European standards setting committee.
 DBS.........................  Direct Broadcast Satellite. A broadband communications technology that broadcasts
                               digital television programming from satellites
                               directly to end-user dish antennas.

 DOWNSTREAM..................  The data path from service provider to end user.
 DSL.........................  Digital Subscriber Line. Point-to-point public network access technologies that allow multiple
                               forms of data, voice and video to be carried
                               over twisted-pair copper wire on the local loop
                               between a network service provider's central
                               office and the customer site at limited
                               distances.
 FCC.........................  Federal Communications Commission.
 FDMA........................  Frequency Division Multiple Access. A
                               transmission technology that multiplexes
                               information from multiple sources onto discrete
                               carrier frequencies over fixed time intervals.
 FREQUENCY...................  The number of identical cycles per second, measured in hertz, of a periodic oscillation or
                               wave in radio propagation.
 HDSL........................  High Bit Rate Digital Subscriber Line. A
                               technology that enables high speed transmission
                               of data over copper wires.
 HEADEND.....................  The central distribution point in a cable system. Typically serves tens to hundreds of
                               thousands of homes.
 HERTZ OR HZ.................  Cycles per second.
 HFC.........................  Hybrid Fiber/Coax. Upgraded cable plant, which uses a combination of fiber optic cable in the
                               backbone and coaxial cable in the subscriber
                               feeder plant.
 HOMES PASSED................  Homes physically passed by a cable network.
 IEEE........................  Institute of Electrical and Electronics
                               Engineers, Inc.
 ISDN........................  Integrated Services Digital Network. An
                               internationally accepted standard for voice,
                               data and signaling that makes all transmission
                               circuits end-to-end digital and defines a
                               standard out-of-band signaling system.
 KBPS........................  Kilobits per second. Thousand bits per second.
 LMDS........................  Local Multipoint Distribution Service. A
                               broadband wireless communications network that
                               uses millimeter wave frequencies around 28 to 38
                               GHz to transmit video and data to residences
                               over a cellular-like network at distances under
                               a few miles.
 MBPS........................  Megabits per second. Millions of bits per second.
 MCNS........................  Multimedia Cable Network System. Industry
                               consortium that defines the technical
                               requirement for interoperability of high speed
                               cable modem and headend equipment.
 MHZ.........................  Megahertz. Millions of cycles per second.
 MMDS........................  Multichannel Multipoint Distribution Service. A
                               broadband wireless communications network that
                               uses microwave frequencies around 2.5 GHz to
                               transmit video to residences at distances up to
                               tens of miles.

 OC-3........................  A specification of transmission of data over optical cable at 155 megabits per second.
 QAM.........................  Quadrature Amplitude Modulation. A digital modulation technique commonly used in broadband
                               networks.
 RF..........................  Radio Frequency. The range of electro-magnetic frequencies above the audio range and below
                               visible light.
 RF MODULATION...............  The transmission of a signal through a carrier frequency.
 SNR.........................  Signal-to-noise ratio.
 SYNCHRONOUS.................  A form of communication transmission with a direct timing relationship between input and
                               output signals. The transmitter and receiver are
                               in sync and signals are sent at a fixed rate.
                               Information is sent in multibyte packets.
 TDMA........................  Time Division Multiple Access. An information transmission technology that multiplexes
                               information from multiple sources onto a single
                               frequency carrier signal over discrete time
                               intervals.
 UBR.........................  Unspecified Bit Rate. A Quality of Service class that provides no guarantee of a fixed data rate,
                               or bandwidth to the user. Bandwidth is provided
                               on a best effort basis.
 UL..........................  Underwriter's Laboratory. A United States
                               regulatory body responsible for certification of
                               safety standards.
 UPSTREAM....................  The data path from the end user to the service provider.
 XDSL........................  Other Digital Subscriber Line. Generic
                               representation of entire family of Digital
                               Subscriber Line technology spanning data rates
                               from 128 Kbps to 52 Mbps depending on the
                               distance between the central office and the
                               subscriber.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Ernst & Young LLP, Independent Auditors.......................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations...................................... F-4
Consolidated Statements of Stockholders' Equity (Net Capital Deficiency)... F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Terayon Communication Systems, Inc.

  We have audited the accompanying consolidated balance sheets of Terayon Communication Systems, Inc. as of December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (net capital deficiency), and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Terayon Communication Systems, Inc. at December 31, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                              Ernst & Young LLP

San Jose, California
February 6, 1998,
except for Note 13, as to which
 the date is July 8, 1998

                      TERAYON COMMUNICATION SYSTEMS, INC.

                          CONSOLIDATED BALANCE SHEETS

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                UNAUDITED
                             DECEMBER 31,                       PRO FORMA
                           ------------------   JUNE 30,   STOCKHOLDERS' EQUITY
                             1996      1997       1998        JUNE 30, 1998
                           --------  --------  ----------- --------------------
                                               (UNAUDITED)
          ASSETS
Current assets:
  Cash and cash
   equivalents............ $  8,356  $  1,569   $  6,030
  Short-term investments..    4,508       418         --
  Accounts receivable,
   less allowance for
   doubtful accounts of
   $20 in 1997 and $152 in
   1998...................       --       574      2,284
  Accounts receivable from
   related parties........       --       362      2,236
  Other receivable........       --        --        242
  Inventory...............       --     1,322      1,521
  Other current assets....      299       690        719
                           --------  --------   --------
Total current assets......   13,163     4,935     13,032
Property and equipment,
 net......................    2,572     3,615      3,371
Officer note receivable...      100       100        100
Other assets..............      143       128        131
                           --------  --------   --------
Total assets.............. $ 15,978  $  8,778   $ 16,634
                           ========  ========   ========
     LIABILITIES AND
   STOCKHOLDERS' EQUITY
 (NET CAPITAL DEFICIENCY)
Current liabilities:
  Accounts payable........ $    682  $  2,232   $  6,642
  Accrued payroll and
   related expenses.......      570     1,052      1,310
  Other accrued
   liabilities............      450     1,526      2,706
  Advance from related
   party..................       --     2,000         --
  Deferred revenue........      425        95         --
  Current portion of long-
   term debt..............      917     2,812      2,137
  Current portion of
   capital lease
   obligations............      148        65         43
                           --------  --------   --------
    Total current
     liabilities..........    3,192     9,782     12,838
Long-term debt............    1,150        --         --
Long-term portion of
 capital lease
 obligations..............      105        44         24
Deferred rent.............      102       126        130
Other noncurrent
 liabilities..............       24        --         --
Commitments and
 contingencies
Redeemable convertible
 preferred stock, $.001
 par value:
  Authorized shares--
   included in convertible
   preferred stock
   authorized
  Issued and outstanding
   shares--576,924 in 1998
   and none pro forma;
   aggregate redemption
   value of $7,500;
   aggregate liquidation
   preference of $7,500 in
   1998...................       --        --      7,500         $     --
Redeemable common stock,
 $.001 par value:
  Authorized shares--
   included in common
   stock authorized
  Issued and outstanding
   shares--10,000 in 1997
   and 1998 and none pro
   forma; aggregate
   redemption value of
   $13....................       --        13         13               --
  Redeemable common
   stockholder's note
   receivable.............       --       (13)        --               --
                           --------  --------   --------         --------
    Total redeemable
     common stock.........       --        --         13               --
Stockholders' equity (net
 capital deficiency):
  Preferred stock, $.001
   par value:
  Authorized shares--
   4,600,903 actual and
   5,000,000 pro forma
  Issued and outstanding
   shares--none actual and
   pro forma..............       --        --         --               --
  Convertible preferred
   stock, $.001 par value:
  Authorized shares--
   10,399,097 actual and
   none pro forma
  Issued and outstanding
   shares--6,322,174 in
   1996, 7,131,161 in 1997
   and 7,783,711 in 1998,
   and none pro forma;
   aggregate liquidation
   preference--$26,158 in
   1996, $36,675 in 1997
   and $45,158 in 1998....   25,989    35,807          8               --
  Common stock, $.001 par
   value:
  Authorized shares--
   35,000,000 actual and
   30,000,000 pro forma
  Issued and outstanding
   shares--4,138,799 in
   1996, 4,620,447 in
   1997, 4,850,098 in 1998
   and 13,220,733 pro
   forma..................       90       458          5               13
  Additional paid in
   capital................       --        --     70,517           78,030
  Accumulated deficit.....  (14,614)  (37,163)   (72,420)         (72,420)
  Deferred compensation...       --      (216)    (1,959)          (1,959)
  Stockholders' notes
   receivable.............      (60)      (60)       (22)             (22)
                           --------  --------   --------         --------
    Total stockholders'
     equity (net capital
     deficiency)..........   11,405    (1,174)    (3,871)        $  3,642
                           --------  --------   --------         ========
    Total liabilities and
     stockholders' equity
     (net capital
     deficiency).......... $ 15,978  $  8,778   $ 16,634
                           ========  ========   ========

                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 SIX MONTHS
                                 YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                 ---------------------------  -----------------
                                  1995      1996      1997     1997      1998
                                 -------  --------  --------  -------  --------
                                                                (UNAUDITED)
REVENUES:
  Product revenues.............  $   --   $    --   $  1,021  $    93  $  4,279
  Related party product
   revenues....................      --        --        617      --      5,097
  Contract consulting and
   technology development
   revenues....................      --        --        480      --        --
                                 -------  --------  --------  -------  --------
    Total revenues.............      --        --      2,118       93     9,376
COST OF GOODS SOLD:
  Cost of product revenues.....      --        --      3,904      482     5,017
  Cost of related party product
   revenues....................      --        --      2,558      --      6,500
  Cost of contract consulting
   and technology development
   revenues....................      676       --        --       --        --
                                 -------  --------  --------  -------  --------
    Total cost of goods sold...      676       --      6,462      482    11,517
                                 -------  --------  --------  -------  --------
GROSS PROFIT (LOSS)............     (676)      --    (4,344)     (389)   (2,141)
OPERATING EXPENSES:
  Research and development.....    2,028     8,020    11,319    5,886     4,923
  Sales and marketing..........      205     1,141     4,468    1,523     2,969
  General and administrative...      825     1,789     2,546    1,105     1,282
                                 -------  --------  --------  -------  --------
    Total operating expenses...    3,058    10,950    18,333    8,514     9,174
                                 -------  --------  --------  -------  --------
Loss from operations...........   (3,734)  (10,950)  (22,677)  (8,903)  (11,315)
Interest income................      110       393       396      231       146
Interest expense...............      (42)     (140)     (268)    (108)     (178)
                                 -------  --------  --------  -------  --------
Net loss.......................   (3,666)  (10,697)  (22,549)  (8,780)  (11,347)
Series F convertible preferred
 stock dividend (Note 8).......      --        --        --       --    (23,910)
                                 -------  --------  --------  -------  --------
Net loss applicable to common
 stockholders..................  $(3,666) $(10,697) $(22,549) $(8,780) $(35,257)
                                 =======  ========  ========  =======  ========
Historical basic and diluted
 net loss per share applicable
 to common stockholders........  $ (1.02) $  (2.64) $  (5.26) $ (2.10) $  (7.65)
                                 =======  ========  ========  =======  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders........    3,589     4,054     4,289    4,182     4,611
                                 =======  ========  ========  =======  ========
Pro forma basic and diluted net
 loss per share applicable to
 common stockholders...........                     $  (2.07)          $  (2.91)
                                                    ========           ========
Shares used in computing pro
 forma basic and diluted net
 loss per share applicable to
 common stockholders...........                       10,873             12,132
                                                    ========           ========


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                                                TOTAL
                             CONVERTIBLE                           ADDI-                                    STOCKHOLDERS'
                           PREFERRED STOCK       COMMON STOCK     TIONAL  ACCUMU-   DEFERRED  STOCKHOLDERS'    EQUITY
                          ------------------  ------------------  PAID-IN  LATED    COMPEN-       NOTES     (NET CAPITAL
                           SHARES    AMOUNT    SHARES    AMOUNT   CAPITAL DEFICIT    SATION    RECEIVABLE    DEFICIENCY)
                          --------- --------  --------- --------  ------- --------  --------  ------------- -------------
BALANCE AT DECEMBER 31,
 1994...................         -- $     --  2,000,000 $     62       -- $   (251) $    --       $(13)       $   (202)
Exercise of option to
 purchase common stock..         --       --  2,000,000       --       --       --       --         --              --
Net cash proceeds from
 issuance of Series A
 preferred stock........  4,077,093    3,853         --       --       --       --       --         --           3,853
Issuance of Series A
 preferred stock for
 notes receivable.......     85,000       81         --       --       --       --       --        (81)             --
Net cash proceeds from
 issuance of Series B
 preferred stock........    896,834    7,970         --       --       --       --       --         --           7,970
Net loss................         --       --         --       --       --   (3,666)      --         --          (3,666)
                          --------- --------  --------- --------  ------- --------  -------       ----        --------
BALANCE AT DECEMBER 31,
 1995...................  5,058,927   11,904  4,000,000       62       --   (3,917)      --        (94)          7,955
Net cash proceeds from
 issuance of Series B-1
 preferred stock........    448,417    3,957         --       --       --       --       --         --           3,957
Cash proceeds from
 payment on a
 shareholder note
 receivable.............         --       --         --       --       --       --       --         34              34
Exercise of options for
 cash to purchase common
 stock..................         --       --    106,219       11       --       --       --         --              11
Issuance of common stock
 for consulting
 services...............         --       --     32,580       17       --       --       --         --              17
Net cash proceeds from
 issuance of Series C
 preferred stock........    814,830   10,128         --       --       --       --       --         --          10,128
Net loss................         --       --         --       --       --  (10,697)      --         --         (10,697)
                          --------- --------  --------- --------  ------- --------  -------       ----        --------
BALANCE AT DECEMBER 31,
 1996...................  6,322,174   25,989  4,138,799       90       --  (14,614)      --        (60)         11,405
Exercise of options for
 cash to purchase common
 stock..................         --       --    481,648      140       --       --       --         --             140
Net cash proceeds from
 issuance of Series D
 preferred stock........    808,987    9,818         --       --       --       --       --         --           9,818
Unearned compensation
 related to stock
 options................         --       --         --      228       --       --     (228)        --              --
Amortization of unearned
 compensation...........         --       --         --       --       --       --       12         --              12
Net loss................         --       --         --       --       --  (22,549)      --         --         (22,549)
                          --------- --------  --------- --------  ------- --------  -------       ----        --------
BALANCE AT DECEMBER 31,
 1997...................  7,131,161   35,807  4,620,447      458       --  (37,163)    (216)       (60)         (1,174)
Net cash proceeds from
 issuance of Series D
 preferred stock
 (unaudited)............    114,089    1,454         --       --       --       --       --         --           1,454
Conversion of advance
 from related party to
 Series D preferred
 stock (unaudited)......    153,846    2,000         --       --       --       --       --         --           2,000
Net cash proceeds from
 issuance of Series F
 preferred stock and a
 warrant (unaudited)....    384,615      844         --    4,089       --       --       --         --           4,933
Dividends on Series F
 convertible preferred
 stock (unaudited)......         --       --         --   23,910       --       --       --         --          23,910
Value of preferred stock
 warrant issued to
 Series D preferred
 stockholder
 (unaudited)............         --       19         --       --       --       --       --         --              19
Exercise of options for
 cash to purchase common
 stock (unaudited)......         --       --    205,276       56       --       --       --         --              56
Exercise of option for
 note receivable to
 purchase common stock
 (unaudited)............         --       --     24,375        9       --       --       --         (9)             --
Value of common stock
 warrant (unaudited)....         --       --         --       35       --       --       --         --              35
Cash proceeds from
 payment on a
 stockholder note
 receivable (unaudited).         --       --         --       --       --       --       --         47              47
Unearned compensation
 related to stock
 options (unaudited)....         --       --         --    1,849       --       --   (1,849)        --              --
Amortization of unearned
 compensation
 (unaudited)............         --       --         --       --       --       --      106         --             106
Transfer to additional
 paid in capital as a
 result of
 reincorporation
 (unaudited)............         --  (40,116)        --  (30,401)  70,517       --       --         --              --
Net loss applicable to
 common stockholders and
 comprehensive net loss
 applicable to common
 stockholders
 (unaudited)............         --       --         --       --       --  (35,257)      --         --         (35,257)
                          --------- --------  --------- --------  ------- --------  -------       ----        --------
BALANCE AT JUNE 30, 1998
 (UNAUDITED)............  7,783,711 $      8  4,850,098 $      5  $70,517 $(72,420) $(1,959)      $(22)       $ (3,871)
                          ========= ========  ========= ========  ======= ========  =======       ====        ========

                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)


                                                             SIX MONTHS ENDED
                                YEARS ENDED DECEMBER 31,         JUNE 30,
                                ---------------------------  -----------------
                                 1995      1996      1997     1997      1998
                                -------  --------  --------  -------  --------
                                                               (UNAUDITED)
OPERATING ACTIVITIES:
Net loss applicable to common
 stockholders.................  $(3,666) $(10,697) $(22,549) $(8,780) $(35,257)
Adjustments to reconcile net
 loss to net cash used in
 operating activities:
  Depreciation and
   amortization...............      203       830     1,563      628       971
  Amortization of unearned
   compensation related to
   stock options..............       --        --        12       --       106
  Loss on disposal of fixed
   assets.....................       --        20        --       --        --
  Issuance of common stock for
   consulting services........       --        17        --       --        --
  Value of common and
   preferred stock warrants
   issued.....................       --        --        --       --        54
  Series F convertible
   preferred stock dividend...       --        --        --       --    23,910
  Changes in operating assets
   and liabilities:
   Accounts receivable........       --        --      (574)     (93)   (1,710)
   Accounts receivable from
    related party.............       --        --      (362)      --    (1,874)
   Other receivable...........       --        --        --       --      (242)
   Inventory..................       --        --    (1,322)    (321)     (199)
   Other current assets.......      (97)     (177)     (391)    (317)      (29)
   Other assets...............       (7)     (118)       15        9        (3)
   Accounts payable...........      518         8     1,550    1,646     4,410
   Accrued payroll and related
    expenses..................      212       346       482      242       258
   Other accrued liabilities..      168       263     1,076      (47)    1,180
   Deferred revenue...........      325        --      (330)      55       (95)
   Deferred rent..............       --       102        24       14         4
   Other noncurrent
    liabilities...............       --        24       (24)      --        --
                                -------  --------  --------  -------  --------
Net cash used in operating
 activities...................   (2,344)   (9,382)  (20,830)  (6,964)   (8,516)
INVESTING ACTIVITIES:
Purchases of short-term
 investments..................       --    (6,863)  (10,995)  (5,501)       --
Proceeds from sales and
 maturities of short-term
 investments..................       --     2,355    15,085    8,732       418
Purchases of property and
 equipment....................   (1,301)   (1,892)   (2,606)  (1,613)     (727)
Proceeds from sale of assets..       --        42        --       --        --
Officer note receivable.......       --      (100)       --       --        --
                                -------  --------  --------  -------  --------
Net cash provided by (used in)
 investing activities.........   (1,301)   (6,458)    1,484    1,618      (309)


                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                                 (IN THOUSANDS)


                                                                  SIX MONTHS
                                           YEARS ENDED               ENDED
                                          DECEMBER 31,             JUNE 30,
                                     -------------------------  ----------------
                                      1995     1996     1997     1997     1998
                                     -------  -------  -------  -------  -------
                                                                  (UNAUDITED)
FINANCING ACTIVITIES:
Principal payments on capital
 leases............................  $   (82) $  (124) $  (144) $   (73) $   (42)
Principal payments on long-term
 debt..............................      (16)    (273)    (909)    (498)    (675)
Proceeds from long-term debt.......      513    1,843    1,654      542       --
Exercise of option to purchase
 common stock......................       --       11      140       20       56
Advance from related party.........       --       --    2,000       --       --
Proceeds from issuance of preferred
 stock.............................   11,823   14,085    9,818       --    6,387
Proceeds from issuance of
 redeemable preferred stock........       --       --       --       --    7,500
Principal payments on redeemable
 common stockholder and common
 stockholder notes receivable......       --       34       --       --       60
                                     -------  -------  -------  -------  -------
   Net cash provided by (used in)
    financing activities...........   12,238   15,576   12,559       (9)  13,286
                                     -------  -------  -------  -------  -------
Net increase (decrease) in cash and
 cash equivalents..................    8,593     (264)  (6,787)  (5,355)   4,461
Cash and cash equivalents at
 beginning of period...............       27    8,620    8,356    8,356    1,569
                                     -------  -------  -------  -------  -------
Cash and cash equivalents at end of
 period............................  $ 8,620  $ 8,356  $ 1,569  $ 3,001  $ 6,030
                                     =======  =======  =======  =======  =======
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
Cash paid for interest.............  $    42  $   140  $   268  $   108  $   178
SUPPLEMENTAL NONCASH INVESTING AND
 FINANCING ACTIVITIES:
Property and equipment acquired
 under capital leases..............  $   176  $   137  $    --  $    --  $    --
Maintenance agreement acquired
 under capital lease...............  $     6  $    --  $    --  $    --  $    --
Issuance of convertible preferred
 stock for stockholder note
 receivable........................  $    81  $    --  $    --  $    --  $    --
Sale of asset for decrease in
 accounts payable..................  $   210  $    --  $    --  $    --  $    --
Issuance of common stock for
 consulting services...............  $    --  $    17  $    --  $    --  $    --
Exercise of option for note
 receivable to purchase redeemable
 common stock......................  $    --  $    --  $    13  $    --  $    --
Exercise of option for note
 receivable to purchase common
 stock.............................  $    --  $    --  $    --  $    --  $     9
Conversion of advance from related
 party to Series D preferred stock.  $    --  $    --  $    --  $    --  $ 2,000



                            See accompanying notes.

                      TERAYON COMMUNICATION SYSTEMS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Description of Business

  Terayon Communication Systems, Inc. (the Company) was incorporated under the laws of the state of California on January 20, 1993 for the purpose of developing, producing, and marketing broadband access system products. In October 1997, the Company changed its legal name from Terayon Corporation. In July 1998, the Company reincorporated in the State of Delaware. Through December 31, 1996, the Company was active in product development, the acquisition of equipment and facilities, and raising capital; accordingly, the Company was in the development stage. The Company emerged from the development stage during 1997.

 Unaudited Interim Financial Information

  The accompanying consolidated financial statements at June 30, 1998 and for the six months ended June 30, 1997 and 1998 are unaudited but include all adjustments (consisting of normal recurring accruals) which, in the opinion of management, are necessary for a fair statement of the financial position and the operating results and cash flows for the interim date and periods presented. Results for the interim period ended June 30, 1998 are not necessarily indicative of results for the entire fiscal year or future periods.

 Basis of Consolidation

  The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries, Terayon Communication Systems Europe and Terayon do Brasil. The minority interests in net losses of Terayon Communication Systems Europe and Terayon do Brasil were not significant for all periods presented. All material intercompany balances and transactions have been eliminated.

 Use of Estimates

  The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Reclassifications

  Certain prior year balances have been restated to conform with current year presentation.

 Advertising Expenses

  The Company accounts for advertising costs as expense in the period in which they are incurred. Advertising expense for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 was not significant.

 Research and Development Costs

  Research and development costs are charged to expense as incurred.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


 Cash Equivalents and Short-Term Investments

  The Company invests its excess cash in money market accounts and debt instruments and considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with an original maturity at the time of purchase of over three months but less than a year are classified as short-term investments. At December 31, 1996 and 1997, approximately 90% and 45%, respectively, of the Company's total cash and short-term investment balance was placed on deposit with an affiliate of a convertible preferred stockholder (none at June 30, 1998). Management determines the appropriate classification of debt and equity securities at the time of purchase and reevaluates such designation at the end of each period.

  At December 31, 1996 and 1997, all of the Company's investments in debt securities were classified as available-for-sale and were obligations issued by U.S. government agencies, maturing within one year. The amortized cost, which approximated fair value, of debt instruments classified as cash equivalents and short-term investments was approximately $6,436,000 and $4,508,000, respectively, at December 31, 1996 and approximately $99,000 and $418,000, respectively, at December 31, 1997 (none at June 30, 1998). The amount of unrealized gains or losses was not significant at December 31, 1996 or 1997. The estimated fair values of cash equivalents and short-term investments are based on quoted market prices. The amount of realized gains or losses for the years ended December 31, 1995, 1996, and 1997, and for the six months ended June 30, 1997 and 1998 were not significant.

 Concentrations of Credit Risk, Customer, Supplier, and Product

  The Company operates in one business segment, the development and sale of cable modem access products, which it sells primarily to customers within the cable and communications industries, including related parties (see Note 12). The Company performs ongoing credit evaluations of its customers and generally requires no collateral. A relatively small number of customers and resellers account for a significant percentage of the Company's revenues. The Company expects that the sale of its products to a limited number of customers and resellers may continue to account for a high percentage of revenues for the foreseeable future.

  Currently, the Company relies on single source suppliers of materials and labor for the significant majority of its product inventory but is actively pursuing additional supplier alternatives. As a result, should the Company's current suppliers not produce and deliver inventory for the Company to sell on a timely basis, operating results may be adversely impacted.

  Substantially all of the Company's revenues have been attributable to sales of the TeraLink and the TeraPro. These products are expected to account for a significant part of the Company's revenues for the foreseeable future. As a result, a decline in demand for or failure to achieve broad market acceptance of the TeraLink or the TeraPro would adversely affect operating results.

  In addition, market acceptance of the Company's products may be affected by the emergence and evolution of industry standards. While the Company expects its products to become compliant with industry standards, its inability to do so may adversely affect operating results.

  The Company invests its excess cash in debt instruments of the U.S. Treasury, governmental agencies, and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities that attempt to maintain safety and liquidity. The Company has not experienced any significant losses on its cash equivalents or short-term investments.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


 Other Receivable

  At June 30, 1998, the Company had a receivable of $242,000 relating to inventory components the Company was required to purchase from its previous contract manufacturer that were subsequently sold to its current contract manufacturer. As a result of the transition to the Company's current contract manufacturer, the Company also recorded a charge of approximately $1,300,000. A portion of the charge consisted of approximately $750,000 of raw material components that were deemed obsolete due to a design change in the Company's bill of materials during the quarter ended March 31, 1998. The charge also consisted of a write down of approximately $550,000 for parts repurchased from the Company's previous contract manufacturer and then resold to the Company's current contract manufacturer, as the Company's current contract manufacturer could purchase the related parts at a lower cost than the Company had valued the inventory. Therefore, the Company wrote down the inventory to the lower of cost or market as part of selling the inventory to its current contract manufacturer.

 Inventory

  Inventory is stated at the lower of cost (first-in, first-out) or market. The components of inventory are as follows (in thousands):

                                                           DECEMBER 31, JUNE 30,
                                                               1997       1998
                                                           ------------ --------
      Inventory:
       Finished goods.....................................    $  163     $  599
       Work-in-process....................................       366        383
       Raw materials......................................       793        539
                                                              ------     ------
                                                              $1,322     $1,521
                                                              ======     ======

 Property and Equipment

  Property and equipment are carried at cost less accumulated depreciation and amortization. Property and equipment are depreciated for financial reporting purposes using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the useful lives of the assets or the terms of the leases. The recoverability of the carrying amount of property and equipment is assessed based on estimated future undiscounted cash flows and if an impairment exists the charge to operations is measured as the excess of the carrying amount over the fair value of the assets. Based upon this method of assessing recoverability, no asset impairment existed for all periods presented.

  Property and equipment are as follows (in thousands):

                                                      DECEMBER 31,
                                                     ----------------  JUNE 30,
                                                      1996     1997      1998
                                                     -------  -------  --------
   Software and computers........................... $ 2,516  $ 3,695  $ 3,870
   Furniture and equipment..........................   1,064    2,421    2,973
   Leasehold improvements...........................      19       89       89
                                                     -------  -------  -------
                                                     $ 3,599  $ 6,205  $ 6,932
   Accumulated depreciation and amortization........  (1,027)  (2,590)  (3,561)
                                                     -------  -------  -------
   Property and equipment, net...................... $ 2,572  $ 3,615  $ 3,371
                                                     =======  =======  =======

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


 Revenue Recognition

  Revenues related to product sales are generally recognized when the products are shipped to the customer. The Company has also performed some research and product development work under best efforts technology development agreements. Due to technological risk factors, the costs of these agreements have been expensed as incurred and are included in cost of goods sold for the year ended December 31, 1995. Revenues are recognized when applicable customer milestones have been met, including deliverables and, in any case, not in excess of the amount that would be recognized using the percentage-of-completion method. The Company met deliverables under an agreement in the fourth quarter of the year ended December 31, 1997 and recognized the related revenue (see Note 3).

 Warranty Reserves

  Due to the recent introduction of the Company's products, the Company has limited experience with warranty commitments that may arise with the current generation of its products. The Company's products generally carry a one-year warranty that includes factory and on-site repair services as needed for replacement of parts. Estimated expenses for warranty obligations are accrued as revenue is recognized. Reserve estimates are adjusted periodically to reflect actual experience.

 Stock-Based Compensation

  As described in Note 8, the Company has elected to account for its employee stock plans in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB Opinion No.25), and to adopt the disclosure-only provisions as required under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"
(FAS 123).

 Net Loss Per Share and Unaudited Pro Forma Stockholders' Equity (Net Capital Deficiency)

  Historical basic and diluted net loss per share are computed using the weighted average number of common shares outstanding. Options, warrants, restricted stock and preferred stock were not included in the computation of diluted net loss per share because the effect would be antidilutive.

  Pro forma net loss per share has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from preferred stock that will automatically convert upon the closing of the Company's initial public offering (using the as-if-converted method). If the offering contemplated by this Prospectus is consummated, all of the convertible preferred stock and redeemable convertible preferred stock outstanding as of the closing date will automatically be converted into an aggregate of approximately 8,360,635 shares of common stock based on the shares of convertible preferred stock outstanding at June 30, 1998. In addition, the redemption feature of the 10,000 shares of redeemable Common Stock will terminate upon the Company's initial public offering. Unaudited pro forma stockholders' equity (net capital deficiency) at June 30, 1998, as adjusted for the conversion of preferred stock and redeemable preferred stock, is disclosed on the balance sheet.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

  A reconciliation of shares used in the calculation of historical and pro forma basic and diluted net loss per share follows (in thousands, except per share data):

                                                                 SIX MONTHS
                                 YEARS ENDED DECEMBER 31,      ENDED JUNE 30,
                                 ---------------------------  -----------------
                                  1995      1996      1997     1997      1998
                                 -------  --------  --------  -------  --------
Net loss.......................  $(3,666) $(10,697) $(22,549) $(8,780) $(11,347)
Series F convertible preferred
 stock dividend (Note 8).......       --        --        --       --   (23,910)
                                 -------  --------  --------  -------  --------
Net loss applicable to common
 stockholders..................  $(3,666) $(10,697) $(22,549) $(8,780) $(35,257)
                                 =======  ========  ========  =======  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders........    3,589     4,054     4,289    4,182     4,611
Historical basic and diluted
 net loss per share applicable
 to common stockholders........  $ (1.02) $  (2.64) $  (5.26) $ (2.10) $  (7.65)
                                 =======  ========  ========  =======  ========
Shares used in computing
 historical basic and diluted
 net loss per share applicable
 to common stockholders........                        4,289              4,611
Adjustment to reflect the
 effect of the assumed
 conversion of weighted average
 shares of convertible
 preferred stock outstanding
 applicable to common
 stockholders..................                        6,584              7,521
                                                    --------           --------
Shares used in computing pro
 forma basic and diluted net
 loss per share applicable to
 common stockholders...........                       10,873             12,132
                                                    ========           ========
Pro forma basic and diluted net
 loss per share applicable to
 common stockholders...........                     $  (2.07)          $  (2.91)
                                                    ========           ========

 Impact of Recently Issued Accounting Standards

  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS
130). FAS 130 requires that all items required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. FAS 130 is effective for fiscal years beginning after December 15, 1997 and has been adopted by the Company in 1998. The Company's comprehensive net loss was the same as its net loss for the six months ended June 30, 1998 and 1997.

  In addition, during June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (FAS 131). FAS 131 replaces FAS 14, "Financial Reporting for Segments of a Business Enterprise" and changes the way public companies report segment information. FAS 131 is effective for fiscal years beginning after December 15, 1997 and will be adopted by the Company for the year ended December 31, 1998.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


2. OFFICER NOTE RECEIVABLE

  In March 1996, the Company loaned an officer $100,000 pursuant to a promissory note. The note does not bear interest, matures in March 2001, and is full recourse, including being collateralized by 20,000 shares of the Company's common stock.

3. DEFERRED REVENUE

  On January 4, 1995, the Company entered into a Development and Production Agreement with a telecommunications systems manufacturer (the Manufacturer), whereby the Company agreed to develop an enabling technology for use with certain manufacturer technology (the Product). Pursuant to the agreement, the Manufacturer is obligated to purchase certain minimum quantities of the Product, and the Company has agreed to provide the Product to the Manufacturer on favorable pricing terms for a period of four years following completion of the Product. In addition, the Company has agreed that for the first three months following the completion of the Product, the Company will not sell the Product to any third party for use in the carrying of voice-over coaxial cables.

  In accordance with the agreement, the Company will receive funding from the Manufacturer totaling $1,000,000. These payments were originally received upon the completion of certain milestones set forth in the agreement. In March 1998, the agreement was amended, and the Company is to receive the remaining payments (in addition to normal Product billings) over a certain number of future unit shipments to the Manufacturer. As of December 31, 1997, approximately $480,000 of cash advances had been received under the agreement. In the fourth quarter of the year ended December 31, 1997, the Company delivered the Product under the agreement and recognized the $480,000 as revenue. During the six months ended June 30, 1998, the Company recognized approximately $163,000 in revenue under this agreement.

4. COMMITMENTS

  The Company leases its facility and certain equipment under operating leases. The operating lease for the Company's facility expires in 2002. Rental expense was approximately $114,000, $542,000, and $850,000 for the years ended December 31, 1995, 1996, and 1997, respectively, and approximately $351,000 and $361,000 for the six months ended June 30, 1997 and June 30, 1998, respectively. The Company signed a promissory note of approximately $59,000 in connection with the initial security deposit for the facility. The note did not bear interest and was paid in April 1997.

  In March 1996, the Company subleased its former facilities to a third party through December 1997. Sublease rental income was approximately $106,000 and $122,000 for the years ended December 31, 1996 and 1997, respectively and approximately $73,000 for the six months ended June 30, 1997. In October 1997, the master lease and underlying sublease for these facilities were terminated concurrently.

  The Company leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease arrangements and included in property and equipment aggregated approximately $452,000 at December 31, 1996 and 1997 and June 30, 1998. Related accumulated amortization was approximately $211,000, $337,000 and $365,000 at December 31, 1996 and 1997, and June 30, 1998, respectively. Amortization expense related to assets under capital leases is included in depreciation expense. In addition, the capital leases are secured by the related equipment, and the Company is required to maintain liability and property damage insurance.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


  Future minimum lease payments under noncancelable operating leases and capital leases are as follows (in thousands):

                                             DECEMBER 31, 1997   JUNE 30, 1998
                                             ----------------- -----------------
                                             OPERATING CAPITAL OPERATING CAPITAL
                                              LEASES   LEASES   LEASES   LEASES
                                             --------- ------- --------- -------
   1998.....................................  $  610    $ 80    $  327     $32
   1999.....................................     666      34       666      34
   2000.....................................     688      11       688      11
   2001.....................................     708       4       708       4
   2002.....................................     178      --       178      --
                                              ------    ----    ------     ---
   Total minimum payments...................  $2,850     129    $2,567      81
                                              ======            ======
   Less amount representing interest........              20                14
                                                        ----               ---
                                                         109                67
   Less current portion.....................              65                43
                                                        ----               ---
                                                        $ 44               $24
                                                        ====               ===

 Unconditional Purchase Obligations

  The Company has unconditional purchase obligations to a few of its suppliers that support the Company's ability to manufacture its products. The obligations require the Company to purchase minimum quantities of the suppliers' products at a specified price. At June 30, 1998, the Company had approximately $15,198,000 of unconditional purchase obligations ($784,000 at December 31, 1997 and none at December 31, 1996).

5. DEBT OBLIGATIONS

  In April 1997, the Company amended an existing credit agreement with a bank to provide for a revolving line of credit up to $10,000,000 and four term loans totaling $4,250,000. Borrowings under the revolving line of credit are limited to the lesser of a) 80% of accounts receivable less than ninety days from the invoice date or b) $10,000,000. Borrowings under the revolving line of credit bear interest at the bank's prime rate plus 0.50% per annum (8.75% at December 31, 1996 and 9.0% at December 31, 1997 and June 30, 1998). There were no borrowings under the revolving line of credit at December 31, 1996 and 1997 and June 30, 1998.

  Each term loan is subject to an interest rate calculated at the bank's prime rate plus 1.50% per annum (9.75% at December 31, 1996 and 10% at December 31, 1997 and June 30, 1998). The first term loan is payable in thirty monthly payments consisting of six interest payments and twenty-four equal principal and interest payments through May 1998. Borrowings under the first term loan of approximately $303,000 and $85,000 were outstanding at December 31, 1996 and 1997. There were no borrowings under the first term loan at June 30, 1998.

  The second term loan is payable in forty monthly payments of four interest payments and thirty-six equal principal and interest payments through October 1999. Borrowings under the second term loan of approximately $944,000, $611,000, and $444,000 were outstanding at December 31, 1996 and 1997 and June 30, 1998, respectively.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


  The third term loan is payable according to two separate payment schedules. The first payment schedule includes thirty-six equal principal and interest payments through November 1999. At December 31, 1996 and 1997 and June 30, 1998, borrowings under the first payment schedule were approximately $820,000, $539,000 and $398,000, respectively. The second payment schedule consists of thirty-one payments of one interest payment and thirty equal principal and interest payments through December 1999. At December 31, 1997 and June 30, 1998, borrowings under the second payment schedule were approximately $119,000 and $87,000, respectively (none at December 31, 1996).

  The fourth term loan is payable in forty-one monthly payments of five interest payments and thirty-six equal principal and interest payments through November 2000. Borrowings under the fourth term loan of approximately $1,458,000 and $1,208,000 were outstanding at December 31, 1997 and June 30, 1998, respectively (none at December 31, 1996).

  Outstanding borrowings under the credit agreement are secured by all of the Company's assets. The credit agreement contains affirmative and negative covenants and will, among other things, require the Company to maintain minimum levels of investable funds and liquid assets. The credit agreement also limits the Company's ability to incur additional debt, to pay cash dividends, or to purchase or sell certain assets. Finally, the agreement restricts the Company to a maximum liability to tangible net worth ratio and prohibits certain acquisitions, mergers, consolidations, or similar transactions. At December 31, 1997 and June 30, 1998, the Company was out of compliance with certain covenants contained within the credit agreement and therefore has classified all outstanding borrowings as short-term at those dates.

  The Company incurred interest expense related to the term loans of approximately $18,000, $88,000, and $205,000 for the years ended December 31, 1995, 1996, and 1997, respectively and $95,000 and $128,000 for the six months ended June 30, 1997 and 1998, respectively.

6. CONTINGENCIES

  During 1997, the Company placed a noncancelable purchase order (subject to specific delivery date requirements) with a subcontract manufacturer. As delivery of the initial shipments was delayed by the manufacturer, the Company subsequently canceled the purchase order without the consent of the subcontract manufacturer. The Company has received notification from the subcontract manufacturer that the Company is obligated to make payment for materials and services rendered under the terms of the purchase order. While management believes that amounts recorded on its financial statements are adequate to cover all related risks, the subcontract manufacturer has not agreed to a settlement with the Company. Although the ultimate outcome of this matter cannot be determined at this time, management does not believe that the outcome will have a material adverse effect on the Company's financial position, results of operations, and cash flows. However, based on future developments, the Company's estimate of the outcome of these matters could change in the near term.

  The Company has also received a letter from an individual claiming that the Company's technology infringes a patent held by such individual. The Company has reviewed the allegations made by such individual, and management does not believe that the outcome will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

  In the normal course of business, the Company from time to time receives inquiries with regard to various legal proceedings. In the opinion of management, any liability resulting from these inquiries has

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

been accrued and will not have a material adverse effect on the Company's financial position or results of operations.

7. REDEEMABLE STOCK

  In December 1997, the Company entered into a Series E redeemable convertible preferred stock agreement ("the Agreement"). The Agreement calls for the establishment of a $5,000,000 escrow account to fund the issuance of up to 333,334 shares of Series E redeemable convertible preferred stock ("the Stock") for cash at $15.00 per share. The escrow account will release cash to the Company as the Company reaches certain technological and customer base milestones as defined under the Agreement. Upon the first closing, the Company is also to issue a warrant to purchase up to an additional 33,334 shares of the Stock at $15.00 per share. In the event the final closing of the Agreement does not occur prior to the earlier of the (a) completion of the Company's initial public offering of shares of its common stock and (b) December 31, 1998, then any amount remaining in the escrow account will be returned to the Series E stockholder.

  In February 1998, the Company reached a milestone under the Series E redeemable convertible preferred stock agreement and issued 100,000 shares of Series E redeemable convertible preferred stock, resulting in cash proceeds of approximately $1,500,000 to the Company. In conjunction with this issuance, the Company issued a warrant to the Series E stockholder to purchase 33,334 shares of the Company's redeemable convertible preferred stock at $15.00 per share.

  In June 1998, the Company and the Series E stockholder amended the Series E redeemable convertible preferred stock agreement (the "Amendment"). The Amendment calls for the cancellation of all Series E redeemable convertible preferred stock outstanding with the $1,500,000 of proceeds from the cancellation being applied toward the issuance of 115,385 shares of Series D redeemable convertible preferred stock. In addition, all future milestones under the Series E redeemable convertible preferred stock agreement were canceled under the Amendment and 269,231 additional shares of Series D redeemable convertible preferred stock were issued resulting in additional proceeds of approximately $3,500,000. The Amendment also cancelled the warrant for the purchase of 33,334 shares of Series E convertible preferred stock at $15.00 per share and issued a warrant for the purchase of 38,462 shares of Series D convertible preferred stock with an exercise price of $13.00 per share. The warrant is immediately exercisable and expires on the earlier of the effective date of the Company's initial public offering or June 11, 2003. The Company has recorded an expense of $19,000 to reflect the value of this warrant for the six months ended June 30, 1998.

  The Series D redeemable convertible preferred stockholder also has the option to sell to the Company some or all of the 384,616 redeemable shares held by the Series D redeemable convertible preferred stockholder (the "Put Right") any time after July 1, 1998. The price paid by the Company to the Series D redeemable convertible preferred stockholder for any shares purchased pursuant to the Put Right is $13.00 per share. In the event of the exercise of the Put Right, the Company will apply the total amount of the Put Right toward the purchase of the Company's products. Any of the redeemable shares not sold back to the Company by the Series D redeemable convertible preferred stockholder will retain their Put Right until the Put Termination Date which is defined under the Agreement as the earlier of (a) February 20, 1999 and (b) the completion of the Company's initial public offering of shares of its common stock. In addition, in the event that prior to the Put Termination Date either
(a) the completion of the Company's initial public offering of shares of its common stock has not occurred or (b) an acquisition of at least ninety percent of all of the Company's capital stock has not occurred, then the

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

Series D redeemable convertible preferred stockholder has the right to receive a cash payment from the Company in an amount equal to ten percent of the aggregate purchase price of the number of redeemable shares held by the Series D redeemable convertible preferred stockholder as of the Put Termination Date.

  In June 1998, the Company issued 192,308 shares of Series F redeemable convertible preferred stock resulting in proceeds of approximately $2,500,000 to the Company. Series F redeemable convertible preferred stock also contains an option that allows the Series F stockholder to sell some or all of the redeemable shares back to the Company at a price of $13.00 per share any time after June 1, 1999 to be used toward the purchase of the Company's products. Any of the redeemable shares not sold back to the Company by the Series F stockholder will retain the option until the completion of the Company's initial public offering of shares of its common stock.

  In September 1997, the Company issued common stock to an employee in return for a full recourse note receivable for $13,000. The note bears an interest rate of 5.81% per annum and is due in September 1998. Pursuant to the stock purchase agreement, the employee has the option to sell some or all of his shares to the Company on or after September 22, 1998 at a purchase price of $13.00 per share (the "Put Price"). Such option expires upon the earlier of (a) September 22, 2003 and (b) the completion of the Company's initial public offering of shares of its common stock. The Company accrued approximately $29,000 and $88,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively, representing the difference between the note receivable's per share price and the Put Price over the option's vesting period and included the cumulative difference in other accrued liabilities as of June 30, 1998. The note receivable was paid in full in January 1998.

8. STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)

 Convertible Preferred Stock

  In April 1998, the Company's Board of Directors approved an increase in the authorized number of shares of convertible preferred stock to 10,399,097 shares.

  In April 1998, the Company issued 384,615 shares of Series F convertible preferred stock and a warrant to purchase 3,000,000 shares of the Company's common stock at an exercise price of $6.50 per share, resulting in cash proceeds of approximately $5,000,000 to the Company. The warrant is exercisable at any time prior to December 31, 2003. In addition, the Company issued a warrant (the "Anti-Dilution Warrant") to purchase an indeterminate number of shares of common stock for an aggregate price of $1.00. The Anti-Dilution Warrant is exercisable when the Company issues certain new equity securities. In June 1998, the Company issued new equity securities that require the Company to issue an additional 19,389 shares of common stock pursuant to the Anti-Dilution Warrant.

  The Company recorded a dividend of $23,910,000 for the six months ended June 30, 1998, representing the fair value of the warrant to purchase 3,000,000 shares of the Company's common stock (the "Shaw Warrant") under EITF No. 96-13, "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock." The Company's accounting conclusion with

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

respect to the Shaw Warrant issued in connection with the sale of $5,000,000 of convertible preferred stock (the "Shaw Financing") is based on management's conclusion that the sale of preferred stock was, in substance, a financing transaction and not the issuance of equity instruments in exchange for goods or services. When the Company issued $5,000,000 of convertible preferred stock and the Shaw Warrant on April 6, 1998, its singular objective was to obtain sufficient liquidity to continue as a going concern. At the time of the Shaw Financing, the Company's ability to continue as a going concern was in serious doubt. At March 31, 1998, the Company had only $109,000 in cash, but was using cash of approximately $1,000,000, net, per month in operations; further, the Company had a deficit in working capital of $8,769,000.

  In April 1998, a $2,000,000 advance received from a Series D preferred stockholder in 1997 was converted into 153,846 shares of Series D convertible preferred stock (see Note 12).

  In June 1998, the Company also issued 114,089 shares of Series D convertible preferred stock resulting in additional net proceeds of approximately $1,454,000 to the Company.

  The following is a summary of convertible preferred stock authorized, issued, and outstanding, including redeemable convertible preferred stock:

                                                SHARES ISSUED AND OUTSTANDING
                                             -----------------------------------
                                    SHARES   DECEMBER 31, DECEMBER 31, JUNE 30,
SERIES                            AUTHORIZED     1996         1997       1998
------                            ---------- ------------ ------------ ---------
A................................  4,162,093  4,162,093    4,162,093   4,162,093
B................................    896,834    896,834      896,834     896,834
B-1..............................    448,417    448,417      448,417     448,417
C................................    814,830    814,830      814,830     814,830
D................................  1,500,000         --      808,987   1,461,538
E................................  2,000,000         --           --          --
F................................    576,923         --           --     576,923
                                  ----------  ---------    ---------   ---------
                                  10,399,097  6,322,174    7,131,161   8,360,635
                                  ==========  =========    =========   =========

  Convertible preferred stockholders and redeemable convertible preferred stockholders have the same voting rights as common stockholders. In addition, the Series A, B, B-1, C, D, E and F stockholders will vote as a single class. In the event of any voluntary or involuntary liquidation of the Company, Series A, B, B-1, C, D, E and F stockholders are entitled to a per share liquidation preference of $0.9545, $8.92, up to $17.84, $12.50, up to $19.50, up to $22.50,
and up to $19.50, respectively, plus accrued dividends, if any. The holders of Series A, B, B-1, C, D, E and F stock are entitled to per share noncumulative dividends of $0.0764, $0.7136, $0.7136, $1.00, $1.04, $1.20 and $1.04 per
annum, respectively, when and if declared by the Board of Directors.

  Each share of preferred stock and redeemable preferred stock is convertible at the option of the holder into one share of common stock, subject to adjustments for future dilution since the date of issuance. Preferred stock and redeemable preferred stock are convertible into common stock at a rate calculated by the quotient obtained by dividing the conversion rates by the conversion prices.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

Conversion rates for Series A, B, B-1, C, D, and F stockholders are $0.9545, $8.92, $8.92, $12.50, $13.00 and $13.00, respectively. Conversion prices for Series A, B, B-1, C, D, and F stockholders are $0.9545, $8.92, $8.92, $12.50,
$13.00 and $13.00, respectively. Both conversion rates and conversion prices are subject to proportionate increases and decreases resulting from adjustments to conversion prices for stock dividends and for combinations or subdivisions of common stock, adjustments for reclassification and reorganization or adjustments for the sale of shares below the conversion prices for Series C, Series D, and Series F redeemable preferred and preferred stockholders.

  Each share of Series A, B, and B-1 preferred stock automatically converts into common stock at the then applicable conversion rate upon the earlier of
(a) the public offering of the Company's common stock with aggregate proceeds in excess of $10,000,000 or (b) the date on which the Company obtains the consent of at least two-thirds of the shares of Series A, B, and B-1 stockholders separately by class. Each share of Series C preferred stock automatically converts at the earlier of (a) the public offering of the Company's common stock at a per share price of $12.50 (b) the end of any twenty-day period after a public offering of the Company's common stock during which the closing sales price per share was at least $12.50, or (c) the date on which the Company obtains the consent of at least two-thirds of the shares of Series C stockholders, as applicable. Each share of Series D preferred and redeemable preferred stock, Series E preferred stock, and Series F preferred and redeemable preferred stock automatically converts at the earlier of (a) the public offering of the Company's common stock at a per share price of $13.00 or
(b) the date on which the Company obtains the consent of at least two-thirds of the shares of Series D, E and Series F stockholders, as applicable. The Company has fully reserved shares of common stock for issuance upon the conversion of the convertible preferred stock and redeemable convertible preferred stock. In June 1998, the Company obtained waivers from the holders of more than 66 2/3% of the Series C and Series D preferred stock, eliminating the automatic conversion price of $12.50 and $13.00 per share, respectively, and instituted an automatic conversion provision of aggregate proceeds in excess of $30,000,000 from the Company's initial public offering. In addition, the Series F automatic conversion price was reduced from $13.00 per share to $11.00 per share.

  Prior to undertaking an initial public offering of its securities or initiating a sale of 50% or more of the Company's outstanding capital stock or substantially all of the Company's assets to a third party, the Company must provide written notice to one of the convertible preferred shareholders. The investor then has the right to make the first offer to purchase the Company for a period of up to thirty days from receipt of the Company's notice.

 Common Stock Warrant

  In June 1998, the Company issued a warrant to purchase 50,000 shares of the Company's common stock at $10.00 per share. The warrant expires on the earlier of the completion of the Company's initial public offering or December 1998. The Company recorded an expense of $35,000 to reflect the value of the warrant in the six months ended June 30, 1998.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


 Common Stock Reserved

  Common stock reserved for issuance is as follows:

                                                         DECEMBER 31,  JUNE 30,
                                                             1997        1998
                                                         ------------ ----------
   Convertible preferred stock..........................   7,131,161   7,783,711
   Redeemable convertible preferred stock...............          --     576,924
   Common stock options.................................   2,646,880   4,937,229
   Convertible preferred stock option...................     153,846          --
   Redeemable convertible preferred stock in escrow.....     333,334          --
   Series D preferred stock warrant.....................          --      38,462
   Common stock warrants................................          --   3,069,389
   Employee stock purchase plan.........................          --     700,000
                                                          ----------  ----------
                                                          10,265,221  17,105,715
                                                          ==========  ==========

 Stock-Based Compensation

  In March 1995 and February 1997, the Board of Directors approved a stock option plan and an equity incentive plan, respectively, that authorized the grant of options to purchase shares of the Company's common stock. At December 31, 1997, the total authorized number of shares under the 1995 and 1997 plans was 2,114,747 and 1,050,000, respectively. The plans are administered by the Board of Directors and provide for incentive stock options or nonqualified stock options to be issued to employees, directors, and consultants of the Company. Prices for incentive stock options may not be less than the fair value of the common stock at the date of grant. Prices for nonqualified stock options may not be less than 85% of the fair value of the common stock at the date of grant. Options are immediately exercisable and vest over a period not to exceed five years from the date of grant. Any unvested stock issued is subject to repurchase by the Company at the original issuance price upon termination of the option holder's employment. Unexercised options expire ten years after the date of grant.

  In March and July 1997, the Board of Directors authorized grants of common stock options outside the Company's stock option plans. The options are for 70,000 shares of common stock and generally vest over a three-year period in six equal installments occurring every six months. In May and June 1998, the Board of Directors authorized additional grants of 70,000 shares of common stock outside the Company's stock option plans.

  In June 1998, the Company's Board of Directors authorized (i) the adoption of the amended 1997 Equity Incentive Plan, pursuant to which 2,250,000 additional shares (plus a number of shares equal to the difference between the number of shares remaining available for grant and the number of shares equal to 5% of the Company's outstanding common stock at each year end) of the Company's common stock have been reserved for future issuance to selected employees, directors and consultants, (ii) the adoption of the 1998 Non-Employee Directors' Stock Option Plan, pursuant to which 200,000 shares of the Company's common stock have been reserved for future issuance to non-employee directors of the Company, and (iii) the adoption of the 1998 Employee Stock Purchase Plan, pursuant to which 700,000 shares of the Company's common stock have been reserved for future issuance to eligible employees.

  During the year ended December 31, 1997 and the six months ended June 30, 1998, the Company recorded aggregate deferred compensation of approximately $228,000 and $1,849,000, respectively, representing the difference between the grant price and the deemed fair value of the Company's

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

common stock options granted during these periods. The amortization of deferred compensation is being charged to operations and is being amortized over the vesting period of the options, which is typically five years. For the year ended December 31, 1997 and the six months ended June 30, 1998, the amortized expense was approximately $12,000 and $106,000, respectively.

  The following is a summary of additional information with respect to the 1995 Stock Option Plan, the 1997 Equity Incentive Plan, the 1998 Non-Employee Directors' Stock Option Plan and option grants made outside the plans:

                                                                  OPTIONS
                                                                OUTSTANDING
                                                              AND EXERCISABLE
                                                             -------------------
                                                                        WEIGHTED
                                                  OPTIONS     NUMBER    AVERAGE
                                                 AVAILABLE      OF      EXERCISE
                                                 FOR GRANT    SHARES     PRICE
                                                 ----------  ---------  --------
  Options authorized on March 8, 1995...........  1,414,747         --   $  --
  Options granted............................... (1,630,500) 1,630,500   $0.10
  Options canceled..............................    396,000   (396,000)  $0.03
                                                 ----------  ---------
Balance at December 31, 1995....................    180,247  1,234,500   $0.10
  Options authorized............................    700,000         --   $  --
  Options granted...............................   (988,500)   988,500   $0.51
  Options exercised.............................         --   (106,219)  $0.10
  Options canceled..............................    229,831   (229,831)  $0.15
                                                 ----------  ---------
Balance at December 31, 1996....................    121,578  1,886,950   $0.31
  Options authorized............................  1,120,000         --   $  --
  Options granted............................... (1,304,050) 1,304,050   $1.71
  Options exercised.............................         --   (481,648)  $0.30
  Options canceled..............................    372,168   (372,168)  $0.56
                                                 ----------  ---------
Balance at December 31, 1997....................    309,696  2,337,184   $1.05
  Options authorized (unaudited)................  2,520,000         --      --
  Options granted (unaudited)...................   (716,610)   716,610   $6.37
  Options exercised (unaudited).................         --   (229,651)  $0.29
  Options canceled (unaudited)..................    340,851   (340,851)  $2.21
                                                 ----------  ---------
Balance at June 30, 1998 (unaudited)............  2,453,937  2,483,292   $2.50
                                                 ==========  =========

  The following table summarizes information about stock options that were outstanding and exercisable at December 31, 1997:

                                         OPTIONS OUTSTANDING AND EXERCISABLE
                                     -------------------------------------------
                                                                WEIGHTED AVERAGE
                                                   WEIGHTED        REMAINING
                                     NUMBER OF AVERAGE EXERCISE CONTRACTUAL LIFE
       RANGE OF EXERCISE PRICES       SHARES        PRICE          (IN YEARS)
       ------------------------      --------- ---------------- ----------------
         $0.10 - $0.50.............. 1,167,134      $0.34             8.13
         $1.25 - $1.30..............   974,800      $1.26             9.00
         $3.00 - $5.00..............   195,250      $4.26             9.90
                                     ---------
           Total.................... 2,337,184      $1.05             8.64
                                     =========

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


  In addition, the following table summarizes information about stock options that were outstanding and exercisable at June 30, 1998:

                                         OPTIONS OUTSTANDING AND EXERCISABLE
                                     -------------------------------------------
                                                                WEIGHTED AVERAGE
                                                   WEIGHTED        REMAINING
                                     NUMBER OF AVERAGE EXERCISE CONTRACTUAL LIFE
       RANGE OF EXERCISE PRICES       SHARES        PRICE          (IN YEARS)
       ------------------------      --------- ---------------- ----------------
         $0.10 -- $0.50.............   866,782      $0.40             7.75
         $1.25 -- $1.30.............   816,650      $1.25             8.41
         $3.00 -- $5.00.............   162,750      $4.11             9.48
         $6.50 -- $10.00............   637,110      $6.55             9.98
                                     ---------
           Total.................... 2,483,292      $2.50             8.64
                                     =========

  At December 31, 1997 and June 30, 1998, 103,050 and 127,152 shares, respectively, of common stock outstanding were subject to repurchase by the Company. Common stock subject to repurchase represents any unvested shares of common stock held by an option holder which, upon termination of the option holder's employment, may be repurchased by the Company. Such shares are subject to repurchase at their original issuance price.

  The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Pro forma information regarding net loss is required under FAS 123 and is calculated as if the Company had accounted for its employee stock options granted during the years ended December 31, 1995, 1996 and 1997 under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions: risk-free interest rates of 5.34%, 6.22%, and 5.75% for 1995, 1996, and 1997, respectively; no dividend yield or volatility factors of the expected market price of the Company's common stock; and a weighted average expected life of the option of five years.

  As discussed above, the option valuation models used under FAS 123 were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)

plans consistent with the method of FAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below (in thousands, except per share data):

                                                     1995      1996      1997
                                                    -------  --------  --------
   Pro forma net loss.............................  $(3,669) $(10,718) $(22,627)
                                                    =======  ========  ========
   Pro forma basic and diluted net loss per share.  $ (1.02) $  (2.64) $  (5.28)
                                                    =======  ========  ========

  The pro forma impact of options on the net loss for the years ended December 31, 1995, 1996, and 1997 is not representative of the effects on net income
(loss) for future years, as future years will include the effects of options vesting as well as the impact of multiple years of stock option grants. The full effect of FAS 123 will not be fully reflected until 1999.

  The options' weighted average grant date fair value, which is the value assigned to the options under FAS 123, was $0.02, $0.11, and $0.41 for options granted during 1995, 1996, and 1997, respectively.

 Stockholders' Notes Receivable

  In February 1993, the Company issued common stock to a founder in return for a full recourse note receivable for $12,500. The note bears an interest rate of 7.04% per annum and is due in February 1998.

  During June and December 1995, two officers of the Company were provided cash advances totaling $81,133 for the purpose of purchasing the Company's Series A preferred stock. The underlying full recourse notes were paid in August 1996 and June 1998.

  In January 1998, the Company issued common stock to an employee in exchange for a full recourse note receivable for $9,375. The note bears interest at 5.7% and is payable in three equal annual payments commencing in January 1999.

9. INCOME TAXES

  Due to operating losses and the inability to recognize the benefits therefrom, there is no provision for income taxes for the fiscal years ended December 31, 1995, 1996, and 1997.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 1996 and 1997 are as follows (in thousands):

                                                                YEARS ENDED
                                                                DECEMBER 31,
                                                              -----------------
                                                               1996      1997
                                                              -------  --------
   Deferred Tax Assets:
     Net operating loss carryforwards........................ $ 4,412  $ 11,323
     Tax credit carryforwards................................     293     2,531
     Capitalized research and development....................     912     1,373
     Other, net..............................................     439     1,158
                                                              -------  --------
       Total deferred tax assets.............................   6,056    16,385
   Valuation allowance.......................................  (6,056)  (16,385)
                                                              -------  --------
     Net deferred tax assets                                  $    --  $     --
                                                              =======  ========

  Realization of deferred tax assets is dependent on future earnings, if any, the timing and the amount of which are uncertain. Accordingly, a valuation allowance, in an amount equal to the net deferred tax asset as of December 31, 1996 and 1997, has been established to reflect these uncertainties. The change in the valuation allowance was a net increase of approximately $1,533,000, $4,444,000, and $10,329,000 for the years ended December 31, 1995, 1996, and
1997, respectively.

  As of December 31, 1997, the Company had federal and California net operating loss carryforwards of approximately $31,000,000 and $15,000,000, respectively. The Company also had federal and California research and development tax credit carryforwards of approximately $1,700,000 and $1,200,000, respectively. The net operating loss and credit carryforwards will expire at various dates beginning in the years 1999 through 2012, if not utilized.

  Utilization of net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating loss and tax credit carryforwards before full utilization.

  The reconciliation of income tax expense (benefit) attributable to continuing operations computed at the U.S. federal statutory rates to income tax expense (benefit) for the fiscal years ended December 31, 1995, 1996, and 1997 is as follows (in thousands):

                                                   YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1995      1996      1997
                                                  --------  --------  --------
   Tax provision (benefit) at U.S. statutory
    rate......................................... $ (1,258) $ (3,638) $ (7,667)
   Loss for which no tax benefit is currently
    recognizable.................................    1,258     3,638     7,667
                                                  --------  --------  --------
                                                  $     --  $     --  $     --
                                                  ========  ========  ========

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


10. SIGNIFICANT CUSTOMER AND GEOGRAPHIC INFORMATION

  Three of the Company's customers, Telegate Ltd., Sumitomo Corporation, and Net Brasil S.A. accounted for 30%, 29%, and 14% of revenues, respectively, for the year ended December 31, 1997. Shaw Communications, Inc., Sumitomo Corporation and Cablevision Systems Corporation, accounted for 40%, 14% and 10% of revenues for the six months ended June 30, 1998, respectively. No other customer accounted for more than 10% of revenues during these periods.

  Total net export revenues to regions outside of the United States were approximately $1,855,000 and $7,394,000 for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively. Revenues by geographic region were as follows (in thousands):

                                                    YEAR ENDED  SIX MONTHS ENDED
                                                   DECEMBER 31,     JUNE 30,
                                                       1997           1998
                                                   ------------ ----------------
   Revenues:
     United States................................    $  263         $1,982
     Canada.......................................       198          3,873
     Asia.........................................       617          1,422
     South America................................       326            304
     Europe and Israel............................       714          1,795
                                                      ------         ------
       Total......................................    $2,118         $9,376
                                                      ======         ======

11. 401(K) PROFIT SHARING PLAN AND TRUST

  During 1995, the Company adopted a 401(k) Profit Sharing Plan and Trust that allows eligible employees to make contributions subject to certain limitations. The Company may make discretionary contributions based on profitability as determined by the Board of Directors. No amount was contributed by the Company to the plan during the years ended December 31, 1995, 1996, and 1997 or for the six months ended June 30, 1997 and 1998.

12. RELATED PARTY TRANSACTIONS

  During the year ended December 31, 1997, the Company recognized revenue of approximately $617,000 in connection with product shipments made to a Series D preferred stockholder. In addition, during the six months ended June 30, 1998, the Company recognized revenue of approximately $1,312,000 and $3,785,000 in connection with product shipments made to a Series D preferred stockholder, and a Series F redeemable preferred and preferred stockholder, respectively. Accounts receivable from the related parties totaled approximately $362,000 and $2,236,000 at December 31, 1997 and June 30, 1998, respectively.

  In September 1997, the Company received $2,000,000 from a Series D preferred stockholder in connection with a stock option agreement. As of December 31, 1997, the Company has recorded the amount received as an advance from the related party. The stock option agreement allows for the purchase of 153,846 shares of Series D preferred stock for the $2,000,000, on or before April 30, 1998. In April 1998, the $2,000,000 advance was converted into 153,846 shares of Series D convertible preferred stock.

                      TERAYON COMMUNICATION SYSTEMS, INC.

    (INFORMATION PERTAINING TO JUNE 30, 1998 AND THE SIX MONTH PERIODS ENDED
                      JUNE 30, 1997 AND 1998 IS UNAUDITED)


13. SUBSEQUENT EVENT--DELAWARE REINCORPORATION

  In June 1998, the Company's Board of Directors authorized the reincorporation of the Company in Delaware and an increase in the authorized number of shares of common stock from 20,000,000 shares to 35,000,000 shares. In July 1998, the Company's shareholders approved the reincorporation and the increase in authorized number of shares, and the reincorporation was effective as of July 8, 1998. The par value of the preferred and common stock is $.001 per share. Subsequent to the initial public offering, the Company's Certificate of Incorporation will be amended to authorize 5,000,000 shares of preferred stock which the Board of Directors has the authority to fix or alter the designation, powers, preferences and rights of the shares of each such series and qualifications, limitations or restrictions to any unissued series of preferred stock. The Company's reincorporation has been reflected in the June 30, 1998 consolidated financial statements. The change resulted in the transfer of $40,116,000 from convertible preferred stock and $30,401,000 from common stock to additional paid in capital.

       [graphic depicts man standing on a bridge with a rainbow overhead]

                  [logo of Terayon appears at bottom of page]

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 NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO
GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                  ----------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    5
Information Regarding Forward-Looking Statements..........................   21
Use of Proceeds...........................................................   22
Dividend Policy...........................................................   22
Capitalization............................................................   23
Dilution..................................................................   24
Selected Consolidated Financial Data......................................   25
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   34
Management................................................................   48
Certain Transactions......................................................   58
Principal Stockholders....................................................   59
Description of Capital Stock..............................................   61
Shares Eligible for Future Sale...........................................   64
Underwriting..............................................................   66
Legal Matters.............................................................   68
Experts...................................................................   68
Additional Information....................................................   68
Glossary..................................................................  G-1
Index to Financial Statements.............................................  F-1

 UNTIL SEPTEMBER 11, 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPEC-TUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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                               3,000,000 SHARES

                                     LOGO
                    [LOGO OF TERAYON COMMUNICATION SYSTEMS]

                                 COMMON STOCK

                                 ------------

                                  PROSPECTUS

                                 ------------

                                BT ALEX. BROWN

                               HAMBRECHT & QUIST

                                LEHMAN BROTHERS

                             SALOMON SMITH BARNEY

                                August 17, 1998

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